Suppl. 83-5



INTERNATIONAL FINANCE CORPORATION


IFC
INTERNATIONAL FINANCE CORPORATION

Management's Discussion and Analysis and Consolidated Financial Statements June 30, 2012

June 30, 2012

Contents

I. OVERVIEW OF FINANCIAL RESULTS

International Finance Corporation (IFC or the Corporation) is an international organization, established in 1956, to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). It is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD. As of June 30, 2012, IFC's entire share capital was held by 184 member countries.

IFC helps developing countries achieve sustainable growth by financing private sector investment, mobilizing capital in international financial markets, and providing advisory services to businesses and governments. IFC's principal investment products are loans and equity investments, with smaller debt securities and guarantee portfolios. IFC also plays an active and direct role in mobilizing additional funding from other investors and lenders through a variety of means. Such means principally comprise: loan participations, parallel loans, sales of loans, the non-IFC portion of structured finance transactions which meet core mobilization criteria, the non-IFC portion of commitments in IFC's initiatives, and the non-IFC investment portion of commitments in funds managed by IFC's wholly owned subsidiary, IFC Asset Management Company LLC (AMC), (collectively Core Mobilization). Unlike most other development institutions, IFC does not accept host government guarantees of its exposures. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. Equity investments are funded from net worth. For the year ended June 30, 2012 (FY12), IFC had an authorized borrowing program of up to $10 billion, and up to $2 billion to allow for possible prefunding during FY12 of the funding program for the year ending June 30, 2013 (FY13). For FY13, IFC has an authorized borrowing program of up to $10 billion, and up to $2 billion to allow for possible prefunding during FY13 of the funding program for the year ending June 20, 2014.

IFC's capital base and its assets and liabilities, other than its equity investments, are primarily denominated in US dollars. IFC seeks to minimize foreign exchange and interest rate risks by closely matching the currency and rate bases of its assets in various currencies with liabilities having the same characteristics. IFC generally manages non-equity investment related and certain lending related residual currency and interest rate risks by utilizing currency and interest rate swaps and other derivative instruments.

The Management's Discussion and Analysis contains forward looking statements which may be identified by such terms as "anticipates," "believes," "expects," "intends," "plans" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IFC's control. Consequently, actual future results could differ materially from those currently anticipated.

BASIS OF PREPARATION OF IFC'S CONSOLIDATED FINANCIAL STATEMENTS

The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States (US GAAP). IFC's accounting policies are discussed in more detail in Section VI. Critical Accounting Policies and in Note A to IFC's Consolidated Financial Statements as of and for the year ended June 30, 2012 (FY12 Consolidated Financial Statements).

FINANCIAL PERFORMANCE SUMMARY

From year to year, IFC's net income is affected by a number of factors that can result in volatile financial performance. Such factors are detailed more fully in Section VII, Results of Operations.

IFC reported income before grants to IDA of $1,658 million in FY12, as compared to $2,179 million in the year ended June 30, 2011 (FY11) and $1,946 million in the year ended June 30, 2010 (FY10).

The decrease in income before grants to IDA in FY12 when compared to FY11 was principally as a result of: (i) lower unrealized income from non-trading investments and other non-trading financial instruments accounted for at fair value; (ii) higher other-than-temporary impairment losses on equities and debt securities; (iii) lower income from liquid assets; (iv) higher provisions for losses on loans and guarantees; and (v) higher administrative expenses partially offset by: (i) higher realized gains on equity investments and gains on non-monetary exchanges; (ii) lower advisory services expenses, net of advisory services income; and (iii) higher foreign currency transaction gains and losses on non-trading activities. IFC's financial performance is detailed more fully in Section VII, Results of Operations.

Grants to IDA totaled $330 million in FY12, as compared to $600 million in FY11 and $200 million in FY10. Accordingly, net income totaled $1,328 million in FY12, as compared with $1,579 million in FY11 and $1,746 million in FY10.

IFC's net income (loss) for each of the past five fiscal years ended June 30, 2012 is presented below (US$ millions):


2,000
1,500
1,000
500
-
(500)
US$ millions
2012
2011
2010
2009
2008
Fiscal year ended June 30,

INTERNATIONAL FINANCE CORPORATION

Management's Discussion and Analysis

The table below presents selected financial data for the last five fiscal years (in millions of US dollars, except where otherwise stated):

AS OF AND FOR THE YEARS ENDED JUNE 30	2012	2011	2010	2009	2008
Net income highlights:					
Income from loans and guarantees	$ 938	$ 877	$ 801	$ 871	$ 1,065
(Provision) release of provision for losses on loans & guarantees	(117)	40	(155)	(438)	(38)
Income (loss) from equity investments	1,457	1,464	1,638	(42)	1,688
Of which:					
Realized gains on equity investments	2,000	737	1,290	990	1,219
Gains on non-monetary exchanges	3	217	28	14	177
Unrealized (losses) gains on equity investments accounted for at fair value	(128)	454	240	(299)	12
Dividends and profit participations	274	280	285	311	428
Other-than-temporary impairment losses	(692)	(218)	(203)	(1,058)	(140)
Fees and other	-	(6)	(2)	-	(8)
Income from debt securities	81	46	108	71	163
Income from liquid asset trading activities	313	529	815	474	473
Charges on borrowings	(181)	(140)	(163)	(488)	(782)
Other income					
Service fees	60	88	70	39	58
Advisory services income	269	-	-	-	-
Other	119	134	106	114	55
Other expenses					
Administrative expenses	(798)	(700)	(664)	(582)	(549)
Advisory services expenses	(290)	(153)	(108)	(134)	(150)
Expense from pension and other postretirement benefit plans	(96)	(109)	(69)	(34)	(3)
Other	(23)	(19)	(12)	(14)	(3)
Foreign currency transaction gains (losses) on non-trading activities	145	(33)	(82)	10	(39)
Income (loss) before net gains and losses on other non-trading financial instruments accounted for at fair value and grants to IDA	1,877	2,024	2,285	(153)	1,938
Net (losses) gains on other non-trading financial instruments	(219)	155	(339)	452	109
Of which:					
Realized gains	11	63	5	-	-
Gains on non-monetary exchanges	10	22	6	45	-
Unrealized (losses) gains	(240)	70	(350)	407	109
Income before grants to IDA	1,658	2,179	1,946	299	2,047
Grants to IDA	(330)	(600)	(200)	(450)	(500)
Net income (loss)	**$ 1,328**	**$ 1,579**	**$ 1,746**	**$ (151)**	**$ 1,547**
Consolidated balance sheet highlights:					
Total assets	$ 75,761	$ 68,490	$ 61,075	$ 51,483	$ 49,471
Liquid assets, net of associated derivatives	29,721	24,517	21,001	17,864	14,622
Investments	31,438	29,934	25,944	22,214	23,319
Borrowings drawn-down and outstanding, including fair value adjustments	44,665	38,211	31,106	25,711	20,261
Total capital	**$ 20,580**	$ 20,279	$ 18,359	$ 16,122	$ 18,261
Of which:					
Undesignated retained earnings	$ 17,373	$ 16,032	$ 14,307	$ 12,251	$ 12,366
Designated retained earnings	322	335	481	791	826
Capital stock	2,372	2,369	2,369	2,369	2,366
Accumulated other comprehensive income (AOCI)	513	1,543	1,202	711	2,703

AS OF AND FOR THE YEARS ENDED JUNE 30	2012	2011	2010	2009	2008
Financial ratios:[1]					
Return on average assets (GAAP basis)[2]	**1.8%**	2.4%	3.1%	(0.3)%	3.4%
Return on average assets (non-GAAP basis)[3]	**2.8%**	1.8%	3.8%	(1.1)%	3.7%
Return on average capital (GAAP basis)[4]	**6.5%**	8.2%	10.1%	(0.9)%	9.6%
Return on average capital (non-GAAP basis)[5]	**9.9%**	6.0%	11.8%	(3.0)%	9.0%
Cash and liquid investments as a percentage of next three years' estimated net cash requirements	**77%**	83%	71%	75%	62%
External funding liquidity level[6]	**327%**	266%	190%	163%	96%
Debt to equity ratio[7]	**2.7:1**	2.6:1	2.2:1	2.1:1	1.6:1
Total reserves against losses on loans to total disbursed portfolio[8]	**6.6%**	6.6%	7.4%	7.4%	5.5%
Capital measures:					
Capital to risk-weighted assets ratio[9]	**n/a**	n/a	n/a	44%	48%
Total Resources Required ($ billions)[10]	**15.5**	14.4	12.8	10.9	10.4
Total Resources Available ($ billions)[11]	**19.2**	17.9	16.8	14.8	15.0
Strategic Capital[12]	**3.7**	3.6	4.0	3.9	4.6
Deployable Strategic Capital[13]	**1.8**	1.8	2.3	2.3	3.1
Deployable Strategic Capital as a percentage of Total Resources Available	**9%**	10%	14%	16%	21%

1 Certain financial ratios, as described below, are calculated excluding the effects of unrealized gains and losses on investments, other non-trading financial instruments, AOCI, and impacts from consolidated Variable Interest Entities (VIEs).

2 Net income for the fiscal year as a percentage of the average of total assets at the end of such fiscal year and the previous fiscal year.

3 Net income excluding unrealized gains and losses on certain investments accounted for at fair value, income from consolidated VIEs, and net gains and losses on non-trading financial instruments accounted for at fair value, as a percentage of total disbursed loan and equity investments (net of reserves) at cost, liquid assets net of repos, and other assets averaged for the current period and previous fiscal year.

4 Net income for the fiscal year as a percentage of the average of total capital (excluding payments on account of pending subscriptions) at the end of such fiscal year and the previous fiscal year.

5 Net income excluding unrealized gains and losses on certain investments accounted for at fair value, income from consolidated VIEs, and net gains and losses on non-trading financial instruments accounted for at fair value, as a percentage of paid in share capital and retained earnings (before certain unrealized gains and losses and excluding cumulative designations not yet expensed) averaged for the current period and previous fiscal year.

6 IFC's objective is to maintain a minimum level of liquidity, consisting of proceeds from external funding to cover at least 65% of the sum of (i) 100% of committed but undisbursed straight senior loans; (ii) 30% of committed guarantees; and (iii) 30% of committed client risk management products.

7 The ratio of outstanding borrowings plus outstanding guarantees to subscribed capital plus undesignated retained earnings (less cumulative unrealized gains and losses on loans, equity investments, and other non-trading financial instruments accounted for at fair value in net income) at the end of the fiscal year.

8 Total reserves against losses on loans to total disbursed loan portfolio is defined as reserve against losses on loans as a percentage of the total disbursed loan portfolio at the end of the fiscal year.

9 The ratio of capital (including paid-in capital, retained earnings, and portfolio (general) loan loss reserves) to risk-weighted assets, both on- and off-balance sheet. The ratio does not include designated retained earnings reported in total capital on IFC's consolidated balance sheet. IFC's Board of Directors has approved the use of a risk-based economic capital framework beginning in the year ended June 30, 2008 (FY08). Parallel use of the capital to risk-weighted assets ratio has now been discontinued.

10 The minimum capital required consistent with the maintenance of IFC's AAA rating. It is computed as the aggregation of risk-based economic capital requirements for each asset class across the Corporation.

11 Paid in capital plus retained earnings net of designated retained earnings plus general and specific reserves against losses on loans. This is the level of available resources under IFC's risk-based economic capital adequacy framework.

12 Total resources available less total resources required.

13 90% of total resources available less total resources required.

II. CLIENT SERVICES

BUSINESS OVERVIEW

IFC fosters sustainable economic growth in developing countries by financing private sector investment, mobilizing capital in the international financial markets, and providing advisory services to businesses and governments.

IFC has five strategic focus areas:

- strengthening the focus on frontier markets
- addressing climate change and ensuring environmental and social sustainability
- addressing constraints to private sector growth in infrastructure, health, education, and the food-supply chain
- developing local financial markets
- building long-term client relationships in emerging markets

For all new investments, IFC articulates the expected impact on sustainable development, and, as the projects mature, IFC assesses the quality of the development benefits realized.

IFC's strategic focus areas are aligned to advance the World Bank Group's global priorities.

IFC's three businesses: Investment Services, Advisory Services, and Asset Management.

INVESTMENT SERVICES

IFC's investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprise. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being totally or partially privatized.

IFC provides a range of financial products and services to its clients to promote sustainable enterprises, encourage entrepreneurship, and mobilize resources that wouldn't otherwise be available. IFC's financing products are tailored to meet the needs of each project. Investment services product lines include: loans, equity investments, trade finance, loan participations, structured finance, client risk management services, and blended finance.

IFC's investment project cycle can be divided into the following stages:

- Business Development
- Concept Review
- Appraisal (Due Diligence)
- Investment Review
- Negotiations
- Public Disclosure
- Board of Director Review and Approval
- Commitment
- Disbursement of funds
- Project Supervision and Development Outcome Tracking
- Evaluation
- Closing

IFC carefully supervises its projects to monitor project performance and compliance with contractual obligations and with IFC's internal policies and procedures.

INVESTMENT PRODUCTS

Loans - IFC finances projects and companies through loans, typically for seven to twelve years. IFC also makes loans to intermediary banks, leasing companies, and other financial institutions for on-lending. IFC's loans traditionally have been dominated in the currencies of major industrial nations, but has a growing local currency product line.

Equity - IFC's equity investments provide developmental support and long-term growth capital for private enterprises, and opportunities to support corporate governance and enhanced social responsibility. IFC invests directly in companies' equity, and also through private equity funds. IFC generally invests between 5 and 20 percent of a company's equity. IFC also invests through profit-participating loans, convertible loans, and preferred shares.

Debt Securities - Investments typically in the form of bonds and notes issued in bearer or registered form, securitized debt obligations and preferred shares that are mandatorily redeemable by the issuer or puttable by IFC are classified as debt securities in IFC's consolidated balance sheet.

Trade and Supply Chain Finance - IFC's Global Trade Finance Program (GTFP) guarantees trade-related payment obligations of approved financial institutions. Separately, the Global Trade Liquidity Program (GTLP) and Critical Commodities Finance Program (CCFP) provides liquidity for trade in developing countries.

Loan Participations - IFC's loan participation program mobilizes capital from international commercial banks, emerging market banks, funds, insurance companies, and development-finance institutions for development needs.

Structured Finance - IFC uses structured and securitized products to provide forms of financing that may not otherwise be available to clients to help clients diversify funding, extend maturities, and obtain financing in particular currencies. Products include partial credit guarantees, structured liquidity facilities, portfolio risk transfer, securitizations, and Islamic finance.

Client Risk Management Services - IFC provides derivative products to its clients to allow them to hedge their interest rate, currency, or commodity-price exposures. IFC intermediates between clients in developing countries and derivatives market makers to provide such clients with access to risk-management products.

Blended Finance - IFC combines concessional funds, typically from donor partners, with IFC's resources to finance initiatives.

Advisory services

Advisory services are an increasingly important tool for IFC to deliver its development mandate. Advisory services projects include advise to national and local governments on improving the investment climate and strengthening basic infrastructure and assistance to investment clients in improving corporate governance and sustainability. Advisory services are funded by donor partners, IFC, and clients.

IFC's advisory services are organized into four business lines:

Access to finance - to help increase the availability and affordability of financial services for individuals, as well as micro, small, and medium enterprises.

Investment climate - to help governments implement reforms to improve the business environment and encourage and retain investment, thereby fostering competitive markets, growth and job creation.

Public-private partnerships - to help governments design and implement public-private partnerships (PPPs) in infrastructure and other basic public services.

Sustainable business - to help companies adopt environmental, social and governance practices and technologies that create a competitive edge.

AMC

AMC, a wholly-owned subsidiary of IFC, invests third-party capital, enabling outside investors to benefit from IFC's expertise in achieving strong equity returns, as well as positive development impact in the countries in which it invests in developing and frontier markets. Investors in funds managed by AMC comprise sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions. AMC helps IFC mobilize additional capital resources for investment in productive private enterprise in developing countries.

At June 30, 2012, AMC managed five funds, with $4.5 billion under management: the IFC Capitalization (Equity) Fund, L.P. (the Equity Fund); the IFC Capitalization (Subordinated Debt) Fund, L.P. (the Sub-Debt Fund); the IFC African, Latin American and Caribbean Fund, L.P. (the ALAC Fund); the Africa Capitalization Fund, Ltd. (the Africa Capitalization Fund) and the IFC Russian Bank Capitalization Fund, L.P. (the Russian Capitalization Fund). The Equity Fund and the Sub-Debt Fund are collectively referred to as the Global Capitalization Fund.

The Global Capitalization Fund, established in the year ended June 30, 2009 (FY09), helps strengthen systemically important banks in emerging markets.

The ALAC Fund was established in FY10. The ALAC Fund invests in equity investments across a range of sectors in Sub-Saharan Africa, Latin America, and the Caribbean. The Africa Capitalization Fund was established in FY10 to capitalize systemically important commercial banking institutions in northern and Sub-Saharan Africa.

The Russian Capitalization Fund was established in FY12 to invest in mid-sized, commercial banks in Russia that are either privately owned and controlled or state-owned or controlled and on a clear path to privatization.

INVESTMENT PROGRAM

COMMITMENTS

In FY12, total commitments were $20,358 million, compared with $18,660 million in FY11, an increase of 9%, of which IFC commitments totaled $15,462 million ($12,186 million - FY11) and Core Mobilization totaled $4,896 million ($6,474 million - FY11).

FY12 and FY11 commitments and Core Mobilization comprised the following (US$ millions):

	FY12	FY11
Total commitments[1]	**$ 20,358**	$ 18,660
IFC Commitments		
Loans	**$ 6,668**	$ 4,991
Equity investments	**2,282**	1,968
Guarantees:		
Global Trade Finance Program	**6,004**	4,638
Other	**398**	529
Client risk management	**110**	60
Total IFC commitments	**$ 15,462**	$ 12,186
Core Mobilization		
Loan participations, parallel loans, and other mobilization		
Loan participations	**$ 1,764**	$ 3,457
Parallel loans	**927**	1,127
Other mobilization	**814**	134
Total loan participations, parallel loans, and other mobilization	**$ 3,505**	**$ 4,718**
AMC		
Sub-Debt Capitalization Fund	**$ 215**	$ 252
Equity Capitalization Fund	**24**	113
ALAC Fund	**190**	85
Africa Capitalization Fund	**8**	4
Total AMC	**$ 437**	$ 454
Other initiatives		
Global Trade Liquidity Program and Critical Commodities Finance Program	**$ 850**	$ 1,050
Infrastructure Crisis Facility	**63**	252
Public Private Partnership (PPP) Mobilization	**41**	-
Total other initiatives	**$ 954**	$ 1,302
Total Core Mobilization	**$ 4,896**	$ 6,474
Core Mobilization Ratio	**0.32**	0.53

DISBURSEMENTS

IFC disbursed $7,981 million for its own account in FY12 ($6,715 million in FY11): $5,651 million of loans ($4,519 million in FY11), $1,810 million of equity investments ($1,884 million in FY11), and $520 million of debt securities ($312 million in FY11).

DISBURSED INVESTMENT PORTFOLIO

IFC's total disbursed investment portfolio (a non-US GAAP performance measure) was $30,700 million at June 30, 2012 ($28,731 million at June 30, 2011), comprising the disbursed loan portfolio of $21,043 million ($19,884 million at June 30, 2011), the disbursed equity portfolio of $7,547 million ($6,732 million at June 30, 2011), and the disbursed debt security portfolio of $2,110 million ($2,115 million at June 30, 2011).

IFC's disbursed investment portfolio is diversified by industry sector and geographic region with a focus on strategic high development impact sectors such as financial markets and infrastructure.

[1] Debt security commitments are included in loans and equity investments based on their predominant characteristics.

The following charts show the distribution of the disbursed investment portfolio by geographical region and industry sector as of June 30, 2012, and June 30, 2011:

DISTRIBUTION BY REGION


FY12
Latin America and Caribbean
Europe and Central Asia
Asia
Middle East and North Africa
Sub-Saharan Africa
Other


FY11
Latin America and Caribbean
Europe and Central Asia
Asia
Middle East and North Africa
Sub-Saharan Africa
Other

DISTRIBUTION BY INDUSTRY SECTOR

Finance & Insurance
Electric Power
Collective Investment Vehicles
Transportation and Warehousing
Oil, Gas and Mining
Chemicals
Agriculture and Forestry
Industrial & Consumer Products
Nonmetallic Mineral Product Manufacturing
Information
Food & Beverages
Health Care
Utilities
Wholesale and Retail Trade
Primary Metals
Accommodation & Tourism Services
Pulp & Paper
Construction and Real Estate
Textiles, Apparel & Leather
Education Services
Other

0% 5% 10% 15% 20% 25% 30% 35% 40%

FY11 ■FY12

DISBURSED LOAN PARTICIPATIONS

The portfolio of disbursed and outstanding loan participations which are serviced by IFC at June 30, 2012, totaled $6,463 million, as compared with $5,865 million at June 30, 2011.

Additional information on IFC's investment portfolio as of and for the years ended June 30, 2012, and June 30, 2011, can be found in Notes B, D, E, F, G, H and I to IFC's FY12 Consolidated Financial Statements.

LOANS

Loans generally have the following characteristics:

Term - typically amortizing with final maturities generally for seven to twelve years, although some loans have been made for tenors as long as 20 years

Currency - primarily in major convertible currencies, principally US dollar, and to a lesser extent, Euro, but with a growing local currency loan portfolio

Interest rate - typically variable (or fixed and swapped into variable)

Pricing - reflects such factors as market conditions and country and project risks

IFC's loans traditionally have been made in major currencies, based on client demand and on IFC's ability to economically hedge loans in these currencies through the use of mechanisms such as cross-currency swaps or forward contracts. Fixed-rate loans and loans in currencies other than US dollars are normally economically hedged using currency and/or interest rate swaps, into US dollar variable rate assets.

Loans traditionally have been denominated in the currencies of major industrial nations, but IFC has a growing portfolio of local currency products. IFC typically offers local currency products in other currencies where it can economically hedge the local currency loan cash flows back into US dollars using swap markets or where it can fund itself in local bond markets. IFC's disbursed loan portfolio at June 30, 2012 includes $2,314 million of currency products denominated in Indian rupee, Mexican peso, Chinese renminbi, Philippine pesos, Russian ruble, South African rand, Brazilian reais, Indonesian rupiah, Colombian pesos, Turkish lira and Vietnamese dong ($2,206 million at June 30, 2011). IFC has also made loans in a number of frontier market currencies such as West African and Central African CFA francs, Rwandan francs, Zambian kwachas, and Kyrgyz som.

IFC's disbursed loan portfolio totaled $21,043 million at June 30, 2012 ($19,884 million at June 30, 2011). The carrying amount of IFC's loan portfolio on IFC's consolidated balance sheet (comprising the disbursed loan portfolio together with adjustments as detailed in Note D to IFC's FY12 Consolidated Financial Statements) grew 6% to $19,496 million at June 30, 2012 ($18,455 million at June 30, 2011).

Loans comprise 68% of the disbursed investment portfolio as of June 30, 2012 (69% at June 30, 2011) and 62% of the carrying amount of the investment portfolio as of June 30, 2012 (62% at June 30, 2011).

At June 30, 2012, 74% (71% at June 30, 2011) of IFC's disbursed loan portfolio was US dollar-denominated.

The currency composition of the disbursed loan portfolio at June 30, 2012, and June 30, 2011, is shown below:


US dollars
Euro
Indian rupees
Mexican pesos
Chinese renminbi
Philippine pesos
Russian rubles
South African rand
Brazilian reais
Indonesian rupiah
Colombian pesos
Turkish lira
Vietnamese Dong
Other
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
16,000
FY11 FY12

EQUITY INVESTMENTS

IFC's equity investments are typically in the form of common or preferred stock which is not mandatorily redeemable by the issuer or puttable to the issuer by IFC and are usually denominated in the currency of the country in which the investment is made.

IFC's disbursed equity portfolio totaled $7,547 million at June 30, 2012 ($6,732 million at June 30, 2011), an increase of 12%.

The carrying amount of IFC's equity investment portfolio (comprising the disbursed equity portfolio, together with adjustments as detailed in Note D to IFC's FY12 Consolidated Financial Statements), grew 5% to $9,774 million at June 30, 2012 ($9,313 million at June 30, 2011).

The fair value of IFC's equity portfolio[2] was $12,985 million at June 30, 2012 ($14,060 million at June 30, 2011).

Equity investments accounted for 25% of IFC's disbursed investment portfolio at June 30, 2012, compared with 24% at June 30, 2011 and 31% of the carrying amount of the investment portfolio at June 30, 2012 (31% at June 30, 2011).

DEBT SECURITIES

Debt securities are typically in the form of bonds and notes issued in bearer or registered form, securitized debt obligations (e.g. asset-backed securities (ABS), mortgage-backed securities (MBS), and other collateralized debt obligations) and preferred shares that are mandatorily redeemable by the issuer or puttable to the issuer by IFC.

IFC's disbursed debt securities portfolio totaled $2,110 million at June 30, 2012 ($2,115 million at June 30, 2011).

The carrying amount of IFC's debt securities portfolio (comprising the disbursed debt securities portfolio, together with adjustments as detailed in Note D to IFC's FY12 Consolidated Financial Statements), was $2,168 million at June 30, 2012 ($2,166 million at June 30, 2011).

Debt securities accounted for 7% of IFC's disbursed investment portfolio at June 30, 2012 (7% at June 30, 2011) and 7% of the carrying amount of the investment portfolio at June 30, 2012 (7% at June 30, 2011).

GUARANTEES

GLOBAL TRADE FINANCE PROGRAM

FY12 commitments include $6,004 million ($4,638 million - FY11) relating to GTFP.

OTHER GUARANTEES

IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC's guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in US dollar terms. Guarantee fees are consistent with IFC's loan pricing policies. FY12 commitments include $398 million of guarantees ($529 million - FY11).

CLIENT RISK MANAGEMENT PRODUCTS

IFC provides derivative products to its clients to allow them to hedge their interest rate, currency or commodity price exposures. IFC intermediates between its developing country clients and derivatives market makers in order to provide IFC's clients with full market access to risk management products. FY12 commitments included $110 million of such products ($60 million - FY11).

CORE MOBILIZATION

Core Mobilization is financing from entities other than IFC that becomes available to clients due to IFC's direct involvement in raising resources. IFC finances only a portion, usually not more than 25%, of the cost of any project. All IFC-financed projects, therefore, require other financial partners. IFC mobilizes such private sector finance from other entities through loan participations, parallel loans, partial credit guarantees, securitizations, loan sales, and risk sharing facilities. In FY09, IFC launched AMC and a number of other initiatives, each with a Core Mobilization component, and revised its mobilization definition accordingly to include these in the measure. The components of Core Mobilization are as follows:

LOAN PARTICIPATIONS

The principal direct means by which IFC mobilizes private sector finance is through the sale of participations in its loans. Through the loan participation program, IFC has worked primarily with commercial banks but also with nonbank financial institutions in financing projects since the early 1960s.

Whenever it participates a loan, IFC will always make a loan for its own account, thereby sharing the risk alongside its loan participants. IFC acts as the lender of record and is responsible for the administration of the entire loan, including the loan participation. IFC charges fees to the borrower at prevailing market rates to cover the cost of the loan participation.

Loan participation commitments were $1,764 million in FY12 ($3,457 million in FY11).

PARALLEL LOANS

Loans from other financial institutions that IFC helped -arrange for clients and received a fee, but for which IFC is not the lender of record, in FY12 were $927 million ($1,127 million in FY11).

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[2] Including "equity-like" securities classified as debt securities in IFC's consolidated balance sheet and equity-related options.

OTHER MOBILIZATION

Other case-by-case mobilization decisions totaled $814 million in FY12 ($134 million in FY11).

AMC

The activities of the funds managed by AMC at June 30, 2012 and June 30, 2011 can be summarized as follows (US$ millions unless otherwise indicated):

	Equity Cap Fund	Sub-Debt Cap Fund	ALAC Fund	Africa Cap Fund	Russian Bank Cap Fund	Total
Assets under management at June 30, 2012:	$ 1,275	$ 1,725	$ 1,000	$ 182	$ 275	$ 4,457
From IFC	775	225	200	-	125	1,325
From other investors	500	1,500	800	182	150	3,132
For the year ended June 30, 2012:						
Fund Commitments to Investees:						
From IFC	36	32	48	-	-	116
From other investors	24	215	190	8	-	437
Disbursements from investors to Fund:						
From IFC	62	28	52	-	-	142
From other investors	40	186	208	14	-	448
Disbursements made by Fund	97	208	174	11	-	490
Disbursements made by Fund (number)	6	2	8	3	-	19

	Equity Cap Fund	Sub-Debt Cap Fund	ALAC Fund	Africa Cap Fund	Russian Bank Cap Fund	Total
Assets under management at June 30, 2011:	$ 1,275	$ 1,725	$ 1,000	$ 55	$ -	$ 4,055
From IFC	775	225	200	-	-	1,200
From other investors	500	1,500	800	55	-	2,855
For the year ended June 30, 2011:						
Fund Commitments to Investees:						
From IFC	168	38	21	-	-	227
From other investors	109	252	85	4		450
Disbursements from investors to Fund:					-	
From IFC	214	47	17	-	-	278
From other investors	138	316	64	1	-	519
Disbursements made by Fund	344	359	78	-	-	781
Disbursements made by Fund (number)	4	3	4	-		11

OTHER INITIATIVES

GTLP and CCFP

IFC's FY12 Core Mobilization included $850 million ($1,050 million - FY11) relating to GTLP and CCFP.

INFRASTRUCTURE CRISIS FACILITY

The infrastructure crisis facility is a facility that includes debt and equity components and provides short- to medium-term financing for infrastructure projects. It also includes advisory services to help governments design or redesign public-private-partnership projects. FY12 Core Mobilization includes $63 million relating to the Infrastructure Crisis Facility ($252 million - FY11).

PPP MOBILIZATION

FY12 resources mobilized includes $41 million relating to PPP Mobilization, which is the non-IFC, non-government portion of financing made available for PPP projects due to IFC's mandated lead advisor role to national/local government or other government entity ($0 - FY11).

<u>CORE MOBILIZATION RATIO</u>

The core mobilization ratio is defined as:

$$\frac{\text{Loan participations + parallel loans + other mobilization + non-IFC investment part of structured finance which meets core mobilization criteria + non-IFC commitments in Initiatives + non-IFC investments committed in funds managed by AMC + PPP Mobilization}}{\text{Commitments (IFC investments + IFC portion of structured finance + IFC commitments in Initiatives + IFC investments committed in funds managed by AMC)}}$$

For each dollar that IFC committed, IFC mobilized (in the form of loan participations, parallel loans, other mobilization, the non-IFC portion of structured finance and the non-IFC commitments in Initiatives, and the non-IFC investments committed in funds managed by AMC) $0.32 in FY12 ($0.53 in FY11).

ADVISORY SERVICES

The IFC Advisory Services Portfolio as of June 30, 2012 totaled $894 million, as compared to $822 million as of June 30, 2011. The breakdown of the Advisory Services Portfolio at June 30, 2012 and Jun 30, 2011, by Business Line, is summarized as follows (US$ millions):

	Access to Finance	Investment Climate	Public-Private Partnerships	Sustainable Business Advisory
Active portfolio as of June 30, 2012	$ 296	$ 226	$ 106	$ 266
Active portfolio as of June 30, 2011	$ 293	$ 204	$ 91	$ 234

III. LIQUID ASSETS

IFC invests its liquid assets portfolio in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include ABS and MBS, time deposits, and other unconditional obligations of banks and financial institutions. Diversification in multiple dimensions ensures a favorable risk return profile. IFC manages the market risk associated with these investments through a variety of hedging techniques including derivatives, principally currency and interest rate swaps and financial futures. IFC's liquid assets are invested in six separate portfolios, internally named P0 through P4, and P7. All six portfolios are accounted for as trading portfolios. IFC's liquid assets portfolio is summarized as follows:

PORTFOLIO	FAIR VALUE ($ BILLIONS) *	COMPRISING	MANAGED BY	INVESTED IN	BENCHMARK
P0	$0.5 ($1.4)	Proceeds from discount note program and cash inflows from investment operations	IFC's Treasury Department	Money market instruments	Overnight US dollar London Interbank Bid Rate (LIBID)
P1	$21.9 ($16.3)	Proceeds from market borrowings invested pending disbursement of operational loans	IFC's Treasury Department	Principally global government bonds, ABS, bank deposits, and high quality corporate bonds generally swapped into 3-month US dollar LIBOR	Custom-created index of a series of six, equally weighted 6-month LIBID deposits that mature on the 15th of each month - average life of 3 months**
P2	$5.6 ($5.1)	Primarily IFC's paid-in capital and accumulated earnings that have not been invested in equity and quasi-equity investments	IFC's Treasury Department	US Treasuries, ABS, and other sovereign and agency issues	Lehman Brothers US 1-3 year maturity Treasury Index***
P3	$0.9 ($0.9)	An outsourced portion of the P1 portfolio	External managers appointed by IFC	Global government bonds and other high quality corporate bonds as well as mortgage-backed securities	Same as for P1
P4	$0.8 ($0.8)	An outsourced portion of the P2 portfolio	External managers appointed by IFC	Global government bonds, and other high quality corporate bonds as well as mortgage-backed securities	Same as for P2
Total	$29.7 bn ($24.5 bn)				

* at June 30, 2012 (June 30, 2011)

** The net duration of the P1 and P3 benchmarks is approximately 0.25 years.

*** The net duration of the P2 and P4 benchmark is 1.9 years.

The P7 portfolio was created in FY10, and contains the after-swap proceeds from variable-rate borrowings denominated and invested in Euros. The P7 portfolio was less than $10 million at June 30, 2012.

IFC has a flexible approach to managing the liquid assets portfolios by making investments on an aggregate portfolio basis against its benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, including futures and options, and takes positions in various industry sectors and countries.

All liquid assets are managed according to an investment authority approved by IFC's Board of Directors and liquid asset investment guidelines approved by IFC's Corporate Risk Committee, a subcommittee of IFC's Management Team.

In addition to the six liquid asset portfolios, a P6 portfolio was created in FY08 in support of IFC's local currency lending capabilities. The P6 portfolio contains the proceeds of liquidity raised in local currency prior to disbursement and is managed by IFC's Treasury Department against local interbank rate indices. At June 30, 2012, this portfolio contained short-term money market instruments denominated in South African rand, Turkish lira, Polish zloty, Russian rubles, Mexican pesos and Brazilian reais. The P6 portfolio totaled $0.8 billion at June 30, 2012 ($0.6 billion at June 30, 2011).

IV. FUNDING RESOURCES

IFC's funding resources (comprising borrowings, capital and retained earnings) as of June 30, 2012 and June 30, 2011 are as follows:


FY12
Borrowings from market sources
Discount Note Program
Borrowings from IBRD
Paid-in capital
Retained earnings


FY11
Borrowings from market sources
Discount Note Program
Borrowings from IBRD
Paid-in capital
Retained earnings

BORROWINGS

The major source of IFC's borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member, together with the member in whose currency the borrowing is denominated. IFC borrowed (after the effect of borrowing-related derivatives) $11.9 billion during FY12 ($10.3 billion in FY11 and $8.8 billion in FY10). In addition, IFC's Board of Directors has authorized the repurchase and/or redemption of debt obligations issued by IFC, which enhances the liquidity of IFC's borrowings. During FY12, IFC repurchased and retired $0.6 billion of outstanding debt ($0.3 billion in FY11 and $0.9 billion in FY10), generating gains on buybacks of $19 million in FY12 ($10 million - FY11 and $62 million - FY10).

IFC diversifies its borrowings by currency, country, source, and maturity to provide flexibility and cost-effectiveness. IFC also has a developmental role in helping open up new domestic markets to foreign issuers in its member countries. In FY12 IFC borrowed in eleven currencies and in final maturities ranging from one to 30 years. Outstanding market borrowings have remaining maturities ranging from less than one year to approximately 30 years, with a weighted average remaining contractual maturity of 5.5 years at June 30, 2012 (5.9 years at June 30, 2011). Actual maturities may differ from contractual maturities due to the existence of call features in certain of IFC's borrowings.

Market borrowings are generally swapped into floating-rate obligations denominated in US dollars. As of June 30, 2012, IFC had gross payables from borrowing-related currency swaps of $18.3 billion ($16.0 billion at June 30, 2011) and from borrowing-related interest rate swaps in the notional principal payable amount of $35.2 billion ($30.7 billion at June 30, 2011). After the effect of these derivative instruments is taken into consideration, 99% of IFC's market borrowings at June 30, 2012 were variable rate US dollar-denominated (99% - June 30, 2011).

IFC's mandate to help develop domestic capital markets can result in providing local currency funds for onlending to its clients rather than being swapped into US dollars. At June 30, 2012, $0.4 billion of non-US dollar-denominated market borrowings in Russian rubles, Chinese renminbi and West African and Central African CFA francs were used for such purposes.

The weighted average cost of market borrowings after currency and interest rate swap transactions was 0.7% at June 30, 2012 (0.3% at June 30, 2011).

In the fourth quarter of FY09, IFC launched a short term discount note program to provide an additional liquidity management tool for IFC and to support certain of IFC's crisis response initiatives. The discount note program provides for issuances with maturities ranging from overnight to one year. At June 30, 2012, $1.4 billion was outstanding under this program ($1.5 billion - June 30, 2011).

CAPITAL AND RETAINED EARNINGS

As of June 30, 2012, IFC's total capital as reported in IFC's consolidated balance sheet amounted to $20.6 billion, up from the June 30, 2011 level of $20.3 billion. At June 30, 2012, total capital comprised $2.4 billion of paid-in capital, substantially unchanged from June 30, 2011, $17.7 billion of retained earnings ($16.4 billion at June 30, 2011), and $0.5 billion of accumulated other comprehensive income ($1.5 billion at June 30, 2011).

As of June 30, 2012, IFC's authorized capital was $2.58 billion ($2.45 billion – June 30, 2011), of which $2.37 billion was subscribed and paid in at June 30, 2012 and June 30, 2011. On July 20, 2010, the IFC Board of Directors recommended that the IFC Board of Governors approve an increase in the authorized share capital of IFC of $130 million, to $2,580 million, and the issuance of $200 million of shares (including $70 million of unallocated shares). The Board of Directors also recommended that the Board of Governors approve an increase in Basic Votes aimed at enhancing the voice and participation of developing and transition countries (DTCs) and requiring an amendment to IFC's Articles of Agreement.

The resolution recommended by the Board of Directors was adopted by the Board of Governors on March 9, 2012. The amendment to the Articles of Agreement and the increase in the authorized share capital have become effective on June 27, 2012. As of the same date, eligible members have been authorized to subscribe to their allocated IFC shares. The subscription period will end on June 27, 2014 and payment of subscribed shares must occur no later than June 27, 2015.

DESIGNATIONS OF RETAINED EARNINGS

Beginning in the year ended June 30, 2004, IFC began a process of designating retained earnings to increase its support of advisory services and, subsequently, for performance-based grants (PBG) (year ended June 30, 2005), grants to IDA (year ended June 30, 2006 (FY06)), the Global Infrastructure Project Development Fund (FY08), and IFC SME Ventures for IDA Countries (FY08). The levels and purposes of retained earnings designations are set based on Board of Director-approved principles, which are applied each year to assess IFC's financial capacity and to determine the maximum levels of retained earnings designations.

Amounts available to be designated are determined based on a Board of Director-approved income-based formula and, beginning in FY08, on a principles-based Board of Director-approved financial distribution policy, and are approved by IFC's Board of Directors. Expenditures for the various approved designations are recorded as expenses in IFC's consolidated income statement in the year in which they occur, and have the effect of reducing retained earnings designated for this specific purpose.

On August 4, 2011, IFC's Board of Directors approved a designation of $330 million of IFC's retained earnings for grants to IDA and $69 million for advisory services. On September 23, 2011, IFC's Board of Governors noted with approval these designations.

At June 30, 2012, retained earnings comprised $17,373 million of undesignated retained earnings ($16,032 million at June 30, 2011; and $14,307 million at June 30, 2010), $219 million of retained earnings designated for advisory services ($217 million at June 30, 2011; and $313 million at June 30, 2010), $41 million of retained earnings designated for PBG ($54 million at June 30, 2011; and $101 million at June 30, 2010), $30 million of retained earnings designated for the Global Infrastructure Project Development Fund ($30 million at June 30, 2011; and $30 million at June 30, 2010), and $32 million of retained earnings designated for IFC SME Ventures for IDA countries ($34 million at June 30, 2011; and $37 million at June 30, 2010).

In FY12, IFC disbursed $330 million ($600 million in FY11) to IDA pursuant to the signing of the grant agreement. IFC recognized expenditures for advisory services and expenditures against other designated retained earnings totaling $82 million, compared to $156 million in FY11.

FY12 DESIGNATIONS

On August 9, 2012, IFC's Board of Directors approved a designation of $340 million of IFC's retained earnings for grants to IDA and a designation of $80 million of IFC's retained earnings for advisory services. These designations are expected to be noted with approval by the Board of Governors, and thereby concluded, in FY13.

DEPLOYABLE STRATEGIC CAPITAL

IFC's deployable strategic capital decreased from 9.9% at June 30, 2011 to 9.3% at June 30, 2012. This decrease represents the effects of strong realized gains offset by increases in business commitments and the net unfunded status of the pension plans as of June 30, 2012 when compared to June 30, 2011.

V. ENTERPRISE RISK MANAGEMENT

In executing its sustainable private sector development business, IFC assumes various kinds of risks. Active management of these risks is a key determinant of IFC's success and its ability to maintain a stable capital and earning base, and is an essential part of its operations.

IFC's Senior Management has defined a comprehensive enterprise risk management framework within which risks are continuously identified, measured, controlled, monitored and analyzed. The framework is defined in terms of several interrelated dimensions. Its guiding principles provide the foundation for active management of risk in the conduct of IFC's business at all levels and across all areas of the organization under the supervision of the Board of Directors, the Audit Committee, the Executive Vice President/CEO and the Management Team. Risk appetite is defined and implemented in the form of exposure limits, and policies and procedures. The Risk Management, Financial Reporting, and Corporate Strategy Vice Presidency, together with independent institutional oversight bodies, monitors conformity with these. Risk governance is provided by a sub-committee of the Management Team, the Corporate Risk Committee which reviews and approves all risk policies and sets risk standards for the Corporation and receives regular reports on different aspects of risk exposure and mitigation.

With guidance from the World Bank Group Chief Risk Officer, IFC continues building on the collaboration on risk management with IBRD, IDA and MIGA to ensure that where there is a need for an integrated World Bank Group perspective on risk it can be met.

KEY RISK MANAGEMENT PRINCIPLES

The key principles that guide IFC's integrated risk management framework are effective balancing of development impact, risk and reward; ensuring business decisions are based on an understanding of risks; being extremely selective in undertaking activities that could have adverse reputational impact; and shared responsibility for risk management across the Corporation.

RISK PROFILE

At the highest level, IFC's risk management objective is to preserve its reputation and financial soundness. There are diverse potential sources of adverse reputational and financial impact. Regarding reputation, the most significant factors include IFC's ability to adapt to a continuously changing world, the integrity and corporate governance of its business partners and clients, and the environmental and social effects of the projects with which IFC is associated. Financial soundness is impacted, among other things, by the level of deployable strategic capital, cost of funding for its activities, and the liquidity of its liquid assets portfolio.

RISK APPETITE

IFC's risk appetite is the amount and type of risk that IFC is willing to take or tolerate in pursuit of its objectives. IFC translates its risk appetite into risk limits, policies, procedures and directives and regularly measures, monitors and evaluates its risk profile to ensure that appropriate action is taken when the risk profile diverges from the risk appetite. IFC's capacity to take risks is limited by its capital base.

RISK GOVERNANCE

IFC's Board of Directors and Board Committees oversee the overall risk tolerance for the Corporation and provide the highest level of oversight. Centralized risk management is provided by IFC's Management Committees and Senior Management. IFC's Management Team, under the direction of the Executive Vice President/CEO, is responsible for the day-to-day operations of the Corporation, including oversight and management of existing and potential risks. The Risk Management, Financial Reporting, and Corporate Strategy Vice Presidency has oversight responsibility for financial and operational risks. Project-specific environmental, social and corporate governance issues that arise out of IFC's engagements are overseen by the Business Advisory Services Vice Presidency, and legal issues are overseen by the General Counsel Vice Presidency. There is a common and shared accountability for strategic and stakeholder risk management at the IFC Management Team level.

Two independent bodies that serve to ensure IFC remains accountable to shareholders on the one hand, and accessible by impacted and concerned stakeholders on the other hand, are the Independent Evaluation Group and the Compliance Advisor/Ombudsman, respectively. In addition, the World Bank Group's Internal Audit Vice Presidency monitors internal controls and governance and the World Bank Group's Integrity Vice Presidency is responsible for monitoring integrity in operations and investigating allegations of fraud and corruption.

MANAGING FINANCIAL AND REPUTATIONAL IMPACT

The consequence of not managing risks optimally is either financial loss or adverse impact to IFC's reputation. Reputational impact is of significant concern for IFC as the negative perception on the part of stakeholders and public in general can adversely affect IFC's ability to maintain existing, or establish new business relationships and continued access to sources of funding.

Financial and reputational impact of risks that IFC takes during the course of its business are closely monitored by risk oversight units and discussed with IFC's Senior Management formally by analyzing and reviewing trends in IFC's risk reports and by analyzing key financial indicators, financial ratios, external market conditions and events on a regular basis.

Communication activities related to reputational impact are managed by the Corporate Relations Department, which provides advice on strategic and crisis communications to mitigate and manage potential and actual reputational impacts both at the corporate and the project level throughout the investment cycle. A team responsible for external and internal communications, public affairs, and brand and marketing, collaborates across the Corporation to develop and implement effective communications strategies.

FY12 ENTERPRISE RISK HIGHLIGHTS

Highlights of significant changes made in FY12 are as follows:

- Completed the testing phase for IFC Development Goals on Health and Education, and Financial Services for which targets are to be set, reported, and monitored as inputs into strategy and new business selection, starting FY13.
- Continued to refine the Economic Capital approach capital charges as well as in setting and monitoring limits to ensure that risk differentiations are taken into account in investment decisions.
- Participated in World Bank Group-wide stress tests that were based on uniformly developed scenarios.
- Added a Regional Chief Risk Officer ("RCRO") for the Asia Pacific region.
- Launched annual written assertions on operational risk management by Vice Presidents and Directors.
- Continued to perform significant activities to ensure that internal controls over external financial reporting were working effectively.

STRATEGIC RISK

IFC defines strategic risk as the potential reputation, financial, and other consequences of a failure to achieve its strategic mission, and in particular, the risk of not achieving IFC's purpose of furthering economic development by "encouraging the growth of productive private enterprise in member countries" and its vision "that people should have the opportunity to escape poverty and improve their lives."

The overall management of strategic risk is effected through the definition and implementation of an annual strategy for meeting IFC's mission and guidelines for its investment operations, advisory services, and treasury business lines. The strategy is developed by Senior Management and is approved by the Board of Directors. IFC monitors the implementation of strategy through many processes, including: corporate and department scorecards, cascading objectives and the Integrated Quarterly Management Report. The Independent Evaluation Group conducts ex post evaluations of the implementation of IFC's strategy on an ongoing basis.

Given the nature and scope of products and services that IFC provides its clients in furtherance of its development mandate, operational or business conflicts of interest can arise in the normal course of its activities. IFC recognizes that adverse reputational, client-relationship and other implications can arise if such conflicts are not properly managed. In order to properly manage operational or business conflicts, IFC has implemented processes directed at (i) the identification of such conflicts as and when they arise; and (ii) the application of mitigation measures specifically tailored to the circumstances pertaining to the identified conflicts.

IFC's Sustainability Framework articulates the Corporation's strategic commitment to sustainable development, and is an integral part of IFC's approach to risk management. The Sustainability Framework comprises IFC's Policy and Performance Standards on Environmental and Social Sustainability, and IFC's Access to Information Policy. The Policy on Environmental and Social Sustainability describes IFC's commitments, roles, and responsibilities related to environmental and social sustainability. IFC's Access to Information Policy reflects IFC's commitment to transparency and good governance on its operations, and outlines the Corporation's institutional disclosure obligations regarding its investment and advisory services. The Performance Standards are directed towards clients, providing guidance on how to identify risks and impacts, and are designed to help avoid, mitigate, and manage risks and impacts as a way of doing business in a sustainable way, including stakeholder engagement and disclosure obligations of the client in relation to project-level activities.IFC uses the Sustainability Framework along with other strategies, policies, and initiatives to direct the business activities of the Corporation in order to achieve its overall development objectives.

For all IFC investments, project teams are required to specify development results expectations with time-bound targets upfront, using standard indicators. These indicators are tracked and the performance of the project is rated on an annual basis throughout the project life.

The key guiding principles and policies established as part of the framework for managing strategic risk consist of: an ex-ante assessment of strategic fit of each project; guiding principles for IFC's operations (catalytic role, business partnership and additionality); environment and social policies; and IFC sanctions procedures.

GUIDING PRINCIPLES FOR IFC'S OPERATIONS

Catalytic role: IFC will seek above all to be a catalyst in facilitating productive investments in the private sector of its developing member countries. It does so by mobilizing financing from both foreign and domestic investors from the private and public sectors.

Business partnership: IFC functions like a business in partnership with the private sector. Thus, IFC takes the same commercial risks as do private institutions, investing its funds under the discipline of the marketplace.

Additionality: IFC participates in an investment only when it can make a special contribution not offered or brought to the deal by other investors.

SANCTIONS PROCEDURES

In FY07, IFC established a set of procedures to sanction parties involved in IFC projects committing corrupt, fraudulent, collusive, coercive or obstructive practices. In April 2010, the World Bank Group concluded an agreement with other multilateral development banks (MDBs) whereby entities debarred by one MDB may be sanctioned for the same misconduct by the other participating development banks. The enhanced emphasis on combating fraud and corruption does not change the high expectations IFC has always held for its staff, clients and projects, including due diligence and commitment to good corporate governance.

FY12 STRATEGIC RISK HIGHLIGHTS

In FY11 IFC Development Goals (IDGs) were established to express development results as objectives and move from tracking to goal setting in order to shape strategy and select new business. In FY12, the testing phase for IDG 2 (Health and Education) and IDG 3 (Financial Services) was completed and starting in FY13, targets will be set, reported, and monitored.

FINANCIAL RISK

IFC defines financial risk as the risk of potential loss from credit or financial market related activities as well as the potential risk of jeopardizing IFC's financial soundness. IFC assumes financial risks in order to achieve its development and strategic objectives. IFC's financial risk framework is designed to allow the Corporation to take well-calculated risks within the boundaries of its overall risk appetite, which is based on the maintenance of its AAA rating. A key component of IFC's risk management framework is the use of economic capital as a common currency of risk and a measure of the Corporation's aggregate capital position and needs.

Financial risk management is about taking well-calculated risks within the boundaries of the Corporation's overall risk appetite. As such, IFC's financial risk management framework begins with a definition of its financial risk appetite, where risk appetite is defined as the amount and type of risk the Corporation is willing to take to achieve its development goals. Following from that definition is a risk framework that encompasses strategy, capital planning, target setting, and risk monitoring and management. As a result, defining the appetite for risk is central to adopting and embedding enterprise risk management in IFC's business decisions, reporting, and day-to-day business activity.

An important consideration when setting IFC's risk appetite is the need to use capital efficiently, recognizing the trade-offs inherent in keeping capital in reserve. Excess capital that is not deployed has limited financial and no development impact. At the same time, keeping some capital in reserve allows IFC to maintain financial strength and to respond proactively in the event of a future crisis.

IFC's risk appetite as it pertains to financial risk has been defined by Senior Management and the Board of Directors as maintaining a AAA rating with a three-year risk horizon. To align its risk tolerance with this definition, IFC has used its economic capital framework to measure the capital required to meet these requirements and has developed risk policies and processes to manage its financial risk so that it remains within acceptable levels of risk tolerance. IFC translates its risk appetite into risk limits, policies, procedures, and directives, and it monitors and evaluates its risk profile to ensure that appropriate action is taken when its risk profile surpasses its risk appetite.

KEY FINANCIAL POLICIES AND GUIDELINES

IFC operates under a number of key financial policies and guidelines as detailed below, which have been approved by its Board of Directors:

- Disbursed equity plus quasi-equity investments (net of impairment write-downs) may not exceed 100% of net worth.
- Minimum liquidity (liquid assets plus undrawn borrowing commitments from IBRD) must be sufficient at all times to cover at least 45% of IFC's estimated net cash requirements for the next three years.
- Loans are funded with liabilities having the same characteristics in terms of interest rate basis and currency and, for fixed rate loans, duration except for Board of Director-approved new products involving asset-liability mismatches.
- IFC maintains a minimum level of liquidity, consisting of proceeds from external funding, that covers at least 65% of the sum of: (i) 100% of committed but undisbursed straight senior loans; (ii) 30% of committed guarantees; and (iii) 30% of committed client risk management products.
- IFC is required to maintain a minimum level of total resources (including paid-in capital, total loss reserves and retained earnings, net of designations) equal to total potential losses for all on- and off-balance sheet exposures estimated at levels consistent with the maintenance of a AAA rating.

In addition, under IFC's Articles of Agreement, as long as IFC has outstanding borrowings from IBRD, IFC's leverage, as measured by the ratio of IFC's outstanding debt (borrowings plus outstanding guarantees) to IFC's net worth (using subscribed capital), may not exceed 4.0 to 1.

CREDIT RISK

IFC defines credit risk as the risk that third parties that owe IFC money, securities or other assets will not fulfill their obligations. These parties may default on their obligations to IFC due to bankruptcy, lack of liquidity, operational failure or other reasons. Credit risk management consists of policies, procedures and tools for managing credit risk, primarily in IFC's loan portfolio, but also related to counterparty risk taken in the liquid asset and borrowing portfolios. Credit risk management spans investment origination to final repayment or sale; it includes portfolio management and risk modeling activities that provide an integrated view of credit risks and their drivers across the Corporation. With respect to IFC's credit risk exposure to clients in developing emerging markets, at key steps during the investment approval process, information obtained from the investment departments is analyzed and an independent review of the credit risk of the transaction undertaken, including the assignment of a credit risk rating. The credit risk rating, together with investment size and product type, is a key input into the risk tiering that determines authority levels required for transaction approval. After commitment, the quality of IFC's investment portfolio is monitored according to principles and procedures defined in the Operational Policies and Procedures. Responsibility for the day-to-day monitoring and management of credit risk in the portfolio rests with the individual investment departments.

Credit risk also includes concentration risk: the risk of extreme credit losses due to concentration of credit exposure to a common risk factor. IFC manages concentration risk through a number of operational and prudential limits, including limitations on single project/client exposure, single country exposure, and segment concentration. Similarly, credit policies and guidelines have been formulated covering treasury operations; these are subject to annual review and approval by the Corporate Risk Committee.

Credit risk across IFC's investment portfolio is monitored and managed through proactive identification of emerging risks and portfolio stress testing in focus sub-portfolios.

For impaired loans and other investments at risk, rapid response is essential, as early involvement is the key to recovery when projects get into difficulty. IFC provides focused attention on portfolio projects that require more sophisticated workout and restructuring. To help enable early involvement, seasoned professionals from IFC's Special Operations Department comprised of workout professionals with extensive experience in handling such projects, work in close coordination with IFC's Legal Department to provide rapid response.

The credit risk of loans is quantified in terms of the probability of default, loss given default and exposure at risk. These risk parameters are used to determine risk based economic capital for capital adequacy, capital allocation and internal risk management purposes as well as for setting general loan loss reserves and limits.

Treasury counterparty credit risk is managed to mitigate potential losses from the failure of a trading counterparty to fulfill its contractual obligations.

General counterparty eligibility criteria are set by IFC's Board of Director-approved Asset-Liability Management and Derivative Products Authorization and Liquid Asset Management General Investment Authorization. IFC Counterparties are subject to conservative eligibility criteria and are currently restricted to banks and financial institutions with high quality credit ratings by leading international credit rating agencies.

The eligibility criteria and limits of Treasury counterparties are stipulated by the "Liquid Asset Investment Directives."

Specifically, IFC has adopted the following key financial policies and guidelines that have been approved by the Corporate Risk Committee:

INVESTMENT OPERATIONS

- IFC does not normally finance for its own account more than 25% of a project's cost.
- Total exposure to a country is based on the amount of economic capital required to support its investment portfolio in that country. Exposure limits are set for each country based on the size of its economy and its risk score. Sub-limits apply for certain sector exposures within a country.
- Lender of record exposure in a country may not exceed a specified percentage of a country's total long- and medium-term external debt. Lower trigger levels are set for certain countries.
- IFC's total exposure to a single obligor and groups of obligors may not exceed stipulated economic capital and nominal limits based on the riskiness of the obligor.
- IFC's committed exposure in guarantees that are subrogated in local currency is limited to $300 million for currencies for which there are no adequate currency and interest rate risk hedging instruments as determined by IFC's Treasury Department at the time of commitment. There is a sublimit of $100 million for an individual currency under this limit.

TREASURY OPERATIONS

- Counterparties are subject to conservative eligibility criteria. For derivative instruments, IFC's counterparties are currently restricted to banks and financial institutions with a high quality credit rating (with a mark-to-market agreement) by leading international credit rating agencies. In addition to IFC's traditional use of top-rated international banks as swap counterparties, for the sole purpose of funding local currency loans, IFC has recently extended the universe of eligible swap counterparties to include central banks and selected local banks.
- Exposures to individual counterparties are subject to concentration limits. For derivatives, exposure is measured in terms of replacement cost for measuring total potential exposure. Institution-specific limits are updated at least quarterly based on changes in the total size of IFC derivatives portfolio or as needed according to changes in counterparty's fundamental situation or credit status.
- To limit exposure, IFC signs collateral agreements with counterparties that require the posting of collateral when net mark-to-market exposure exceeds certain predetermined thresholds, which decrease as a counterparty's credit rating deteriorates. IFC also requires that low quality counterparties should not have more than 30% of total net-of-collateral exposures.
- Because counterparties can be downgraded during the life of a transaction, the agreements provide an option for IFC to terminate all swaps if the counterparty is downgraded below investment grade or if other early termination events occur that are standard in the market.
- For exchange-traded instruments, IFC limits credit risk by restricting transactions to a list of authorized exchanges, contracts and dealers, and by placing limits on the Corporation's position in each contract.

FY12 CREDIT RISK HIGHLIGHTS

The quality of IFC's loan portfolio, as measured by aggregate risk ratings, deteriorated between June 30, 2011 and June 30, 2012, with a stabilization of such ratings during the fourth quarter of FY12, reflecting recent developments in the Middle East and North Africa.

IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless collection of interest is expected in the near future.

The amount of non-performing loans as a percentage of the disbursed loan portfolio[3], a key indicator of loan portfolio performance, was 4.1% at June 30, 2012 (4.7% at June 30, 2011). The principal amount outstanding on non-performing loans totaled $859 million at June 30, 2012, a decrease of $84 million (8.9%) from the June 30, 2011 level of $943 million.

Total reserves against losses on loans at June 30, 2012, increased to $1,381 million ($1,307 million at June 30, 2011). Total reserves against losses on loans are equivalent to 6.6% of the disbursed loan portfolio, (6.6% - June 30, 2011).

The five-year trend of non-performing loans is presented below:


$ millions
% of disbursed loans
1,000
800
600
400
200
-
6.0
5.0
4.0
3.0
2.0
1.0
-
$ millions
% of disbursed loans
FY07
FY08
FY09
FY10
FY11
FY12

The guarantee portfolio is exposed to the same idiosyncratic and systematic risks as IFC's loan portfolio and the inherent probable losses in the guarantee portfolio need to be covered by a reserve for loss. The reserve at June 30, 2012, was $21 million, down from $24 million at June 30, 2011, based on the year-end portfolio, and is included in payables and other liabilities on IFC's consolidated balance sheet. There was a release of provision of $3 million on guarantees in the consolidated income statement in FY12 ($0 - FY11).

In accordance with IFC's key financial policies and guidelines noted above, IFC holds collateral in the amount of $3,570 million at June 30, 2012 ($3,613 - June 30, 2011).

Counterparty credit risk in IFC's Treasury operations is managed on a daily basis through strict eligibility criteria and accompanying limits. Treasury operations counterparties also remain well diversified by sector and geography.

MARKET RISK

IFC's exposure to market risk is mitigated by adopting the matched-funding policy noted above and by using derivative instruments to convert assets and liabilities into floating rate US dollar assets and liabilities with similar duration.

INVESTMENT OPERATIONS

IFC takes equity risk in its listed and unlisted equity investments in emerging markets. The Corporate Equity Committee, a subcommittee of the Management Team, provides guidance on IFC's overall strategy in equity investments, equity portfolio management and asset allocation. Numerous factors are taken into consideration when making asset allocation decisions, reflecting IFC's roles as a development institution and long-term investor, as well as the fact that most of the Corporation's equity investments are in private securities, at least at origination. The factors taken into consideration by the Corporate Equity Committee include projected developmental impact, IFC's additionality and comparative advantages, country diversification, sector diversification, IFC's country exposure considerations, macro-economic considerations, global trends in equity markets, and valuations.

Interest rate and currency exchange risk associated with fixed rate and/or non-US dollar lending is largely economically hedged via currency and interest rate swaps that convert cash flows into variable rate US dollar flows.

Market risk resulting from derivative transactions with clients, which are intended to facilitate clients' risk management, is mitigated by entering into offsetting positions with highly rated market counterparties.

LIQUID ASSET PORTFOLIOS

The interest rate risk in the internally-managed liquid asset management portfolios is measured using a corporate value-at-risk model, which calculates daily value-at-risk measurements, interest rate duration and credit spread duration.

The P0, P1 and P3 portfolios are managed to variable rate US dollar benchmarks, on a portfolio basis. To this end, a variety of derivative instruments are used, including short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. IFC also takes both long and short positions in securities in the management of these portfolios to their respective benchmarks.

---

[3] Excluding "loan-like" debt securities.

The primary source of market risk in the liquid asset portfolios is the P2 and P4 portfolios, which are managed to Barclay's 1-3 year US Treasury Index benchmark. P2 represents the portion of IFC's capital not disbursed as equity investments, and the benchmark reflects the chosen risk profile for this uninvested capital (paid-in capital and retained earnings). P4 represents an outsourced portion of the P2 portfolio. In addition, the P1 and P3 portfolios contain a degree of market risk (e.g., spread risk).

The P6 portfolio consists of foreign currency proceeds raised locally through swaps and other funding instruments to provide more flexible local currency loan products to clients.

The P7 portfolio is managed to six equal-weighted EURIBID deposits maturing at the next six monthly reset dates of outstanding liabilities, rebalanced at each calendar month-end.

BORROWING ACTIVITIES

IFC expands its access to funding and decreases its overall funding cost by issuing debt securities in various capital markets in a variety of currencies, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a reference interest rate, or one or more foreign exchange rates.

Market risk associated with fixed rate obligations and structured instruments entered into as part of IFC's funding program is generally mitigated by using derivative instruments to convert them into variable rate US dollar obligations, consistent with the matched-funding policy.

ASSET-LIABILITY MANAGEMENT

While IFC's matched-funding policy provides a significant level of protection against currency and interest rate risk, IFC can be exposed to residual market risk in its overall asset and liability management of the funded balance sheet. Residual currency risk arises from events such as changes in the level of non-US dollar loan loss reserves. The aggregate position in each lending currency is monitored on a daily basis and the risk is managed within a range of +/- $5 million equivalent in each currency.

Residual interest rate risk may arise from two main sources:

- Assets that are fully match-funded at inception, which can become mismatched over time due to write-downs, prepayments, or rescheduling; and
- Differing interest rate reset dates on assets and liabilities.

The residual interest rate risk is managed by measuring the sensitivity of the present value of assets and liabilities in each currency to a one basis point change in interest rates and managed on a daily basis within a range of +/- $50,000.

FY12 MARKET RISK HIGHLIGHTS

The overall level of market risk in IFC's Treasury operations remained low in FY12. Interest rate, foreign exchange, and spread risk are all carefully controlled on a daily basis using a system of limits that remained in compliance during FY12.

In response to increasing volatility in Sovereign debt markets and increasing risk to the global banking system in FY12, IFC pro-actively reduced its overall exposure to spread risk in the Liquid Asset portfolios. Net interest rate risk of IFC's Liquid Asset portfolios is concentrated in short-maturity obligations and the spread risk is well diversified by sector and geography.

The overall level of market risk in IFC's equity portfolio was quite elevated in FY12, due to large fluctuations in global equity markets, foreign exchange rates and commodity prices. Equity valuations deteriorated sharply during the first quarter of FY12, both in local currency and, to a greater degree, in IFC's reporting currency, US$, as most emerging market currencies depreciated against the US$ in FY12 Q1. This period was followed by 5 months of significant recovery, but about half of such recovery was given up during the last 4 months of FY12, as renewed concerns on global growth dominated world markets.

In response to such heightened volatility, the Corporation remained especially selective at entry and managed its equity investment portfolio pro-actively through close monitoring, quarterly portfolio reviews and continued oversight from the Corporate Equity Committee. Active portfolio management enabled the Corporation to revolve its funds significantly in FY12, and maintain an acceptable level of profitability.

LIQUIDITY RISK

IFC's investments are predominantly illiquid in nature due to the lack of capital flows, the infrequency of transactions, and the lack of price transparency in many emerging markets. To offset this liquidity risk, strict investment eligibility criteria for the Liquid Asset portfolios are defined in the liquid asset management investment guidelines to ensure predominant liquidity of these funds. Examples of these requirements are minimum bond issue sizes, single bond issue concentration limits, and percentage of total bond issue limits. Consequently, a significant portion of the liquid assets is invested in highly liquid securities such as: (a) high quality foreign sovereign, sovereign-guaranteed and supranational fixed income instruments; (b) US Treasury or agency instruments; and (c) money market mutual funds. In the event of a liquidity crisis where market conditions are such that selling business investments is too costly or undesirable, or are such that market borrowings are too costly, these liquid assets will be available to be liquidated to provide the funds needed to support IFC's cash requirements.

The primary instruments for maintaining sufficient liquidity are IFC's six liquid asset portfolios, together with the P6 portfolio:

- P0, which is generally invested in short-dated deposits, money market funds, fixed certificates of deposits, one-month floater securities and repos, reflecting its use for short-term funding requirements
- P1 and P2, which are generally invested in: (a) high quality foreign sovereign, sovereign-guaranteed and supranational fixed income instruments; (b) US Treasury or agency instruments; (c) high quality ABS rated by at least two rating agencies and/or other high quality notes issued by corporations; (d) MBS; (e) interest rate futures and swaps to manage currency risk in the portfolio, as well as its duration relative to benchmark; and (f) cash deposits and repos
- P3, which is an outsourced portion of the P1 portfolio (managed by external managers)
- P4, which is an outsourced portion of the P2 portfolio (managed by external managers)
- P6, which is invested in short-term local currency money market instruments and local government securities
- P7, which consists of after-swap proceeds from variable-rate borrowings denominated and invested in Euros

FY12 LIQUIDITY RISK HIGHLIGHTS

On June 30, 2012, IFC's liquid assets portfolio stood at $29.7 billion ($24.5 billion on June 30, 2011). Current levels of liquid assets also represented 327% of the sum of (i) 100% of committed but undisbursed straight senior loans; (ii) 30% of committed guarantees; and (iii) 30% of committed client risk management products (266% on June 30, 2011).

FUNDING RISK

IFC's primary objective with respect to managing funding risk is to maintain its triple-A credit ratings and, thereby, maintain access to market funding as needed at the lowest possible cost.

The risk of higher funding costs is also reduced by IFC's annual funding targets, the US$ billion-dollar benchmark bonds, and the Discount Note Program. Accessing the capital markets for financing establishes investor confidence, liquidity, price transparency, and a diversified investor base, all of which help to reduce financing cost. IFC's Discount Note Program provides swift access to funded liquidity, to complement traditional funding sources, and to provide a natural funding source for short term financing programs.

FY12 FUNDING RISK HIGHLIGHTS

During FY12, IFC raised $11.9 billion, net of derivatives ($10.3 billion in FY11 and $8.8 billion in FY10). The outstanding balance under the Discount Note Program at June 30, 2012 was $1.4 billion ($1.5 billion - June 30, 2011). Credit spreads on IFC's market borrowings were little changed throughout FY12. During FY12, credit spreads for IFC's new borrowings improved to around Libor minus 10 basis points for a 5 year term issue, from Libor flat in FY11.

OPERATIONAL RISK

Consistent with *"Internal Convergence of Capital Measurement and Capital Standards, A Revised Framework"* issued by the Basel Committee on Banking Supervision in June 2004, IFC defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

IFC's Operational Risk Management (ORM) program is based on a directive approved by the Corporate Risk Committee during FY10. This directive establishes the approach and roles and responsibilities for operational risk management in the Corporation.

IFC's ORM approach is designed to ensure that operational risks are identified, assessed, and managed so as to minimize potential adverse impacts and to enable Senior Management to determine which risks IFC will: (i) manage internally, as part of its ongoing business; (ii) mitigate through contingency planning; or (iii) transfer to third parties, whether by subcontracting, outsourcing, or insurance.

IFC seeks to mitigate the risks it manages internally by maintaining a comprehensive system of internal controls that is designed not only to identify the parameters of various risks but also to monitor and control those areas of particular concern.

IFC utilizes risk transfer, including insurance, at both the project and the institutional levels for mitigation of low frequency and high severity operational risks. At both levels, IFC identifies and evaluates risks, determines available contractual transfer and insurance options, implements the optimal structure, and tracks its effectiveness over time. IFC also insures its corporate assets and operations against catastrophic losses where commercially viable.

Other key components of IFC's operational risk management approach include:

- Operational risk assessment and measurement based on market practices and tools.
- Adoption of the COSO[4] control framework as the basis for its evaluation of the effectiveness of its internal controls over financial reporting.
- Ongoing independent review of the effectiveness of IFC's internal controls in selected key areas and functions performed by the Internal Audit Vice Presidency of the World Bank Group.
- Promoting data integrity in the Corporation based on its data management policy.
- Ensuring that processes and controls are in place to manage the risks in new products and initiatives before they are executed, through a New Products/Initiatives Assessment Group with representation from key business and support functions.

FY12 OPERATIONAL RISK MANAGEMENT HIGHLIGHTS

IFC is continuing a multiyear effort to analyze and develop enhanced methodologies for identifying, measuring, monitoring and managing operational risk in its key activities. During FY12, IFC launched annual written assertions on operational risk management by Vice Presidents and Directors. To support this, IFC also:

- Trained departmental Operational Risk Management Liaisons to apply operational risk management tools to their business processes.
- Undertook Risk and Control Self Assessments in its key business processes, including in AMC.
- Continued rolling out other operational risk management methodologies and tools, including risk events tracking, root cause analysis and key risk indicators.
- Conducted events to promote and raise awareness of operational risk management, including presentations to staff on the introduction of the written assertions.

IFC also continues to focus on its preparedness to react to an emergency situation that could disrupt its normal operations.

During FY12:

- IFC Senior Management confirmed the relative priority of IFC's business processes for recovery in the event of a disruption, based on the potential financial and reputational impact of disruption to each process. This was based on the Business Impact Analysis completed in FY11.
- Departments updated their business continuity plans, based on the confirmed business process recovery priorities.
- All IFC's Headquarters staff in Washington, D.C., participated in a remote work test on a single day to confirm remote working capability.
- A new information technology disaster recovery testing strategy was established and component testing under the strategy commenced.
- Emergency simulation exercises were conducted in Washington, in cooperation with IBRD; Emergency Management Teams were maintained in all regions; and emergency management workshops and simulations were held in larger country offices in four regions, including the Istanbul Operations Center.

[4] COSO refers to the Internal Control - Integrated Framework formulated by the Committee of Sponsoring Organizations of the Treadway Commission, which was convened by the US Congress in response to the well-publicized irregularities that occurred in the financial sector in the United States during the late 1980s.

VI. CRITICAL ACCOUNTING POLICIES

Note A to IFC's FY12 Consolidated Financial Statements contain a summary of IFC's significant accounting policies, including a discussion of recently adopted accounting standards and accounting and financial reporting developments. Certain of these policies are considered to be "critical" to the portrayal of IFC's financial condition and results of operations, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain.

These policies include:

(i) Determining the level of reserves against losses in the loan portfolio;
(ii) Determining the level and nature of impairment for equity investments and debt securities carried at fair value with changes in fair value being reported in OCI and for equity investments accounted for at cost less impairment (where impairment is determined with reference to fair value);
(iii) Determining the fair value of certain equity investments, debt securities, loans, liquid assets, borrowings and derivatives, which have no quoted market prices and are accounted for at fair value; and
(iv) Determining the future pension and postretirement benefit costs and obligations using actuarial assumptions based on financial market interest rates, past experience, and management's best estimate of future benefit cost changes and economic conditions.

Many of IFC's financial instruments are classified in accordance with the fair value hierarchy established by accounting standards for fair value measurements and disclosures where the fair value and/or impairment is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable.

RESERVE AGAINST LOSSES ON LOANS

IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. The reserve against losses for impaired loans reflects management's judgment of the present value of expected future cash flows discounted at the loan's effective interest rate. The reserve against losses for loans also includes an estimate of probable losses on loans inherent in the portfolio but not specifically identifiable. The reserve is established through periodic charges to income in the form of a provision for losses on loans. Loans written off, as well as any subsequent recoveries, are recorded through the reserve.

The assessment of the adequacy of reserves against losses for loans is highly dependent on management's judgment about factors such as its assessment of the financial capacity of borrowers, geographical concentration, industry, regional and macroeconomic conditions, and historical trends. Due to the inherent limitation of any particular estimation technique, management utilizes a capital pricing and risk framework to estimate the probable losses on loans inherent in the portfolio but not specifically identifiable. This Board of Director-approved framework uses actual loan loss history and aligns the loan loss provisioning framework with IFC's capital adequacy framework.

The reserve against losses on loans is separately reported in the consolidated balance sheet as a reduction of IFC's total loans. Increases or decreases in the reserve level are reported in the income statement as provision for losses or release of provision for losses on loans, and guarantees. The reserve against losses on loans relates only to the Client Services segment of IFC (see Note T to the FY12 Consolidated Financial Statements for further discussion of IFC's business segments).

OTHER-THAN-TEMPORARY IMPAIRMENT LOSSES ON EQUITY INVESTMENTS AND DEBT SECURITIES

IFC assesses all equity investments accounted for at fair value through OCI and all equity investments accounted for at cost less impairment for impairment each quarter. When impairment is identified and is deemed to be other-than-temporary, the equity investment is written down to its impaired value, which becomes the new cost basis in the equity investment. IFC generally presumes that all equity impairments are deemed to be other-than-temporary. Impairment losses on equity investments accounted for at cost less impairment are not reversed for subsequent recoveries in value of the equity investment until it is sold. Recoveries in value on equity investments accounted for at fair value through OCI that have been the subject of an other-than-temporary impairment write-down are reported in OCI until sold.

IFC assesses all debt security investments accounted for at fair value through OCI for impairment each quarter. When impairment is identified, the entire impairment is recognized in net income if certain conditions are met (as detailed in Note A to IFC's FY12 Consolidated Financial Statements). However, if IFC does not intend to sell the debt security and it is not more likely than not that IFC will be required to sell the security, but the security has suffered a credit loss, the credit-related impairment loss is recognized in net income and the non-credit related loss is recognized in OCI.

VALUATION OF FINANCIAL INSTRUMENTS WITH NO QUOTED MARKET PRICES

IFC reports at fair value all of its derivative instruments, all of its liquid asset trading securities and certain borrowings, loans, equity investments and debt securities. In addition, various investment agreements contain embedded or stand-alone derivatives that, for accounting purposes, are separately accounted as either derivative assets or liabilities, including puts, caps, floors, and forwards. IFC classifies all financial instruments accounted for at fair value based on the fair value hierarchy established by accounting standards for fair value measurements and disclosures as described in more detail in Notes A and R to IFC's FY12 Consolidated Financial Statements.

Many of IFC's financial instruments accounted for at fair value are valued based on unadjusted quoted market prices or using models where the significant assumptions and inputs are market-observable. The fair values of financial instruments valued using models where the significant assumptions and inputs are not market-observable are generally estimated using complex pricing models of the net present value of estimated future cash flows. Management makes numerous assumptions in developing pricing models, including an assessment about the counterparty's financial position and prospects, the appropriate discount rates, interest rates, and related volatility and expected movement in foreign currency exchange rates. Changes in assumptions could have a significant impact on the amounts reported as assets and liabilities and the related unrealized gains and losses reported in the income statement and statement of OCI. The fair value computations affect both the Client Services and Treasury segments of IFC (see Note T to the FY12 Consolidated Financial Statements for further discussion of IFC's business segments).

PENSION AND OTHER POSTRETIREMENT BENEFITS

IFC participates, along with IBRD and MIGA, in pension and postretirement benefit plans that cover substantially all of their staff members. All costs, assets and liabilities associated with the plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. The underlying actuarial assumptions used to determine the projected benefit obligations, the fair value of plan assets and the funded status associated with these plans are based on financial market interest rates, past experience, and management's best estimate of future benefit cost changes and economic conditions. For further details, please refer to Note W to the FY12 Consolidated Financial Statements.

VII. RESULTS OF OPERATIONS

OVERVIEW

The overall market environment has a significant influence on IFC's financial performance.

The main elements of IFC's net income and comprehensive income and influences on the level and variability of net income and comprehensive income from year to year are:

ELEMENTS	SIGNIFICANT INFLUENCES
Net income:	
Yield on interest earning assets	Market conditions including spread levels and degree of competition. Nonaccruals and recoveries of interest on loans formerly in nonaccrual status and income from participation notes on individual loans are also included in income from loans.
Liquid asset income	Realized and unrealized gains and losses on the liquid asset portfolios, which are driven by external factors such as: the interest rate environment; and liquidity of certain asset classes within the liquid asset portfolio.
Income from the equity investment portfolio	Performance of the equity portfolio (principally realized capital gains, dividends, equity impairment write-downs, gains on non-monetary exchanges and unrealized gains and losses on equity investments).
Provisions for losses on loans and guarantees	Risk assessment of borrowers and probability of default and loss given default.
Other income and expenses	Level of advisory services provided by IFC to its clients, the level of expense from the staff retirement and other benefits plans, and the approved administrative and other budgets.
Gains and losses on other non-trading financial instruments accounted for at fair value	Principally, differences between changes in fair values of borrowings, including IFC's credit spread, and associated derivative instruments and unrealized gains associated with the investment portfolio including puts, warrants and stock options which in part are dependent on the global climate for emerging markets. These securities are valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.
Grants to IDA	Level of Board of Governors-approved grants to IDA.
Other comprehensive income:	
Unrealized gains and losses on listed equity investments and debt securities accounted for as available-for-sale	Global climate for emerging markets equities and company-specific performance. Such equity investments are valued using unadjusted quoted market prices and debt securities are valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.
Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans	Returns on pension plan assets and the key assumptions that underlay projected benefit obligations, including financial market interest rates, past experience, and management's best estimate of future benefit cost changes and economic conditions.

The following paragraphs detail significant variances between FY12 and FY11, and FY11 and FY10, covering the periods included in IFC's FY12 Consolidated Financial Statements. Certain amounts in FY11 and FY10 have been reclassified to conform to the current year's presentation. Where applicable, the following paragraphs reflect reclassified prior year comparative information. Such reclassifications had no effect on net income or total assets.

FY12 VERSUS FY11

NET INCOME

IFC has reported income before grants to IDA of $1,658 million, $521 million lower than income before grants to IDA of $2,179 million in FY11.

The decrease in income before grants to IDA in FY12 when compared to FY11 was principally as a result of: (i) lower unrealized income from non-trading investments and other non-trading financial instruments accounted for at fair value; (ii) higher other-than-temporary impairment losses on equities and debt securities; (iii) lower income from liquid assets; (iv) higher provisions for losses on loans and guarantees; and (v) higher administrative expenses, partially offset by: (i) higher realized gains on equity investments and gains on non-monetary exchanges; (ii) lower advisory services expenses, net of advisory services income; and (iii) higher foreign currency transaction gains and losses on non-trading activities.

Grants to IDA totaled $330 million in FY12, as compared to $600 million in FY11. Accordingly, net income totaled $1,328 million in FY12, as compared with a net income of $1,579 million in FY11.

A more detailed analysis of the components of IFC's net income follows.

INCOME FROM LOANS AND GUARANTEES

IFC's primary interest earning asset is its loan portfolio. Income from loans and guarantees for FY12 totaled $938 million, compared with $877 million in FY11, an increase of $61 million.

The disbursed loan portfolio grew by $1,159 million, from $19,884 million at June 30, 2011 to $21,043 million at June 30, 2012. The weighted average contractual interest rate on loans at June 30, 2012 was 4.7%, versus 4.6% at June 30, 2011. These factors resulted in $90 million higher interest income than in FY11. Commitment and financial fees were $12 million higher than in FY11. Recoveries of interest on loans removed from non-accrual status, net of reversals of income on loans placed in nonaccrual status were $14 million higher than in FY11. Gain on sales of loan was $2 million as compared to no such gains in FY11. Income from IFC's participation notes over and above minimum contractual interest and other income were $10 million higher than in FY11. Unrealized gains on loans accounted for at fair value and gains on non-monetary exchanges were $67 million lower than in FY11.

INCOME FROM EQUITY INVESTMENTS

Income from the equity investment portfolio decreased by $7 million from an income of $1,464 million in FY11 to $1,457 million in FY12.

IFC generated record realized gains on sales of equity investments for FY12 of $2,000 million, as compared with $737 million for FY11, an increase of $1,263 million. IFC sells equity investments where IFC's developmental role was complete, and where pre-determined sales trigger levels had been met and, where applicable, lock ups have expired.

Total realized gains on equity investments are concentrated - in FY12, 11 investments generated individual capital gains in excess of $20 million for a total of $1,821 million, or 91%, of the FY12 gains, compared to 10 investments generating individual capital gains in excess of $20 million for a total of $416 million, or 56%, of the FY11 gains.

Gains on non-monetary exchanges in FY12 totaled $3 million, as compared with $217 million in FY11. There were two large transactions that resulted in the recording of gains on non-monetary exchanges in FY11 that did not recur in FY12.

Dividend income totaled $274 million, as compared with $280 million in FY11. Consistent with FY11, a significant amount of IFC's dividend income in FY12 was due to returns on IFC's joint ventures in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $43 million in FY12, as compared with $57 million in FY11.

Other-than-temporary impairment losses on equity investments totaled $692 million in FY12 ($420 million on equity investments accounted for as available-for-sale; and $272 million on equity investments accounted for at cost less impairment), as compared with $218 million in FY11 ($131 million on equity investments accounted for as available-for-sale; and $87 million on equity investments accounted for at cost less impairment). In FY12, eight investments generated individual other-than-temporary impairment losses in excess of $20 million for a total of $298 million. In FY11, one investment generated an other-than-temporary impairment loss of $40 million. There were no other investments that generated an other-than-temporary impairment loss in excess of $20 million.

Unrealized losses on equity investments that are accounted for at fair value through net income in FY12 totaled $128 million, as compared with gains of $454 million in FY11. Seven investments in equity funds accounted for $146 million of the unrealized losses in FY12. Six investments in equity funds accounted for $199 million of the unrealized gains in FY11. Individual investments in such Funds provided a significant component of the unrealized gains and losses.

INCOME FROM DEBT SECURITIES

Income from debt securities increased to $81 million in FY12 from $46 million in FY11, a increase of $35 million. The largest components of the increase were higher interest income ($21 million) and higher unrealized gains on debt securities accounted for at fair value ($23 million) in FY12 when compared with FY11. Realized gains on debt securities were $14 million higher in FY12 as compared to FY11.

PROVISION FOR LOSSES ON LOANS AND GUARANTEES

The quality of IFC's loan portfolio, as measured by country risk ratings and credit risk ratings was substantially unchanged during FY12. Non-performing loans decreased from $943 million (4.7%) of the disbursed loan portfolio at June 30, 2011 to $859 million (4.1%) at June 30, 2012. IFC recorded provision for losses on loans and guarantees of $112 million in FY12 ($76 million specific provisions on loans, $39 million portfolio provisions on loans, and $3 million release of provision for losses on guarantees) as compared to release of provision of $40 million in FY11 ($16 million release in specific provisions, and $24 million release in portfolio provisions).

On June 30, 2012, IFC's total reserves against losses on loans were 6.6% of the disbursed loan portfolio (6.6% at June 30, 2011).

Specific reserves against losses at June 30, 2012 of $447 million ($382 million at June 30, 2011) are held against impaired loans of $923 million ($918 million at June 30, 2011), a coverage ratio of 48% (42%).

INCOME FROM LIQUID ASSET TRADING ACTIVITIES

Income from liquid asset trading activities comprises interest from time deposits and securities, net gains and losses on trading activities, and a small currency effect. The liquid assets portfolio, net of derivatives and securities lending activities, increased from $24.5 billion at June 30, 2011, to $29.7 billion at June 30, 2012.

Income from liquid asset trading activities totaled $313 million in FY12 ($529 million in FY11). In FY12 and FY11, all liquid asset portfolios, except for the P7 portfolio (which has an NAV less than $10 million), outperformed their respective benchmarks.

In addition to interest income and foreign currency transaction gains of $648 million, the portfolio of ABS and MBS experienced fair value losses totaling $8 million in FY12. Holdings in other products, including US Treasuries, global government bonds, high quality corporate bonds and derivatives generated $327 million of losses in FY12.

At June 30, 2012, trading securities with a fair value of $150 million are classified as Level 3 securities ($210 million on June 30, 2011).

The P1 portfolio generated a return of $218 million in FY12, or 0.95%. In FY11, the P1 portfolio generated a return of $330 million, or 2.29%. The externally managed P3 portfolio, managed against the same variable rate benchmark as the P1 portfolio, returned $13 million in FY12, or 1.64%, $7 million higher than the $6 million, or 0.97% return in FY11.

The P2 and externally-managed P4 portfolios returned $60 million (1.15%) and $13 million (2.00%) in FY12, respectively, as compared to $179 million (3.33%) and $9 million (1.87%) in FY11, respectively.

IFC's P0 portfolio earned $9 million in FY12, a total return of 0.47%, as compared to $4 million (0.44%) in FY11. The P7 portfolio earned less than $0.5 million (1.15%) in FY12 as compared to earning $1 million (1.32%) in FY11.

CHARGES ON BORROWINGS

IFC's charges on borrowings increased by $41 million, from $140 million in FY11 to $181 million in FY12, largely reflecting the higher US dollar interest rate environment and increased level of borrowings, when comparing FY12 and FY11. During FY12, IFC bought back $0.6 billion of its market borrowings ($0.3 billion in FY11). Charges on borrowings of $181 million in FY12 ($140 million in FY11) are reported net of gains on buybacks of $19 million ($10 million in FY11).

The weighted average rate of IFC's borrowings outstanding from market sources, after the effects of borrowing-related derivatives, and excluding short-term borrowings issued under the Discount Note Program, rose during the year from 0.3% at June 30, 2011 to 0.7% at June 30, 2012. The size of the borrowings portfolio (excluding the short-term Discount Note Program), net of borrowing-related derivatives and before fair value adjustments, increased by $6.8 billion during FY12 from $33.9 billion at June 30, 2011, to $40.7 billion at June 30, 2012.

OTHER INCOME

Other income of $448 million for FY12 was $226 million higher than in FY11 ($222 million). Other income in FY12 includes income from the P6 local currency liquidity portfolio of $43 million ($44 million in FY11), management fees and service fee reimbursements from AMC of $28 million ($28 million in FY11) and income from advisory services of $269 million ($0 in FY11). In FY12, income from advisory services included $189 million contributed by donors and $25 million of fees from clients and administrative fees from donors.

OTHER EXPENSES

Administrative expenses (the principal component of other expenses) increased by $98 million from $700 million in FY11 to $798 million in FY12, driven largely by a 9% increase in staffing and, to a lesser extent, salary increases to existing staff. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to IFC's reimbursable program and jeopardy projects ($22 million in FY12, as compared with $24 million in FY11). IFC recorded an expense from pension and other postretirement benefit plans in FY12 of $96 million, as compared with $109 million in FY11, a decrease driven by actuarial assumptions.

Advisory services expenses totaled $290 million in FY12 ($153 million in FY11). Advisory services expenses included $189 million of funds contributed by donors that were utilized in the provision of advisory services.

NET GAINS AND LOSSES ON OTHER NON-TRADING FINANCIAL INSTRUMENTS

As discussed in more detail in Note A to IFC's FY12 Consolidated Financial Statements, IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) all swapped market borrowings; and (ii) all equity investments in which IFC has greater than 20% holdings and/or equity and fund investments which, in the absence of the Fair Value Option, would be required to be accounted for under the equity method, and (iii) substantially all market borrowings. All other non-trading derivatives, including stand-alone and embedded derivatives in the loan, equity and debt security portfolios continue to be accounted for at fair value.

The resulting effects of fair value accounting for these non-trading financial instruments on net income in FY12 and FY11 are summarized as follows (US$ millions):

	FY12	FY11
Realized gains and losses on derivatives associated with investments	**$ 11**	$ 63
Non-monetary gains on derivatives associated with investments	**10**	22
Unrealized gains and losses on derivatives associated with investments	**(34)**	(23)
Unrealized gains and losses on market borrowings and associated derivatives, net	**(206)**	93
Net gains and losses on other non-trading financial instruments accounted for at fair value	**$ (219)**	$ 155

Changes in the fair value of IFC's market borrowings and associated derivatives, net includes the impact of changes in IFC's own credit spread when measured against US$ LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter cash flow. IFC's policy is to generally match currency, amount and timing of cash flows on market borrowings with cash flows on associated derivatives entered into contemporaneously.

In FY11, the trend decline in global interest rate paused temporarily in the second quarter of the year and interest rates remained stable at low levels subsequently. Credit spreads were little changed throughout FY11 and resulting pricing was at around LIBOR flat for IFC's benchmark US$ global bond offerings. In FY10, credit spreads remained elevated relative to the levels that prevailed before FY09. As a result, IFC reported unrealized gains for FY11 of $93 million, as compared to unrealized losses of $226 million in FY10.

In FY12, unsettled conditions in European sovereign debt markets and renewed signs of flagging economic activity were accompanied by further interest rate declines from already low levels. Risk appetites in the capital markets receded evidenced by some flight to quality along the credit spectrum. This led to better pricing for AAA IFC issues which in FY11 sat at around LIBOR flat, but moved back to 5 to 10 basis points below LIBOR by the end of FY12. This development, along with movements in foreign exchange basis swap rates, resulted in adverse after swap revaluations on IFC's financial statements and IFC reported unrealized losses for FY12 of $206 million, as compared to unrealized gains of $93 million in FY11.

IFC reported net losses on derivatives associated with investments (principally put options, stock options, conversion features, warrants and swaps associated with loans) of $13 million in FY12 (net gains of $62 million in FY11). Gains and losses are highly concentrated, with five derivatives accounting for $113 million of gains and five derivatives accounting for $73 million of losses in FY12 (five derivatives accounting for $140 million of gains and five derivatives accounting for $58 million of losses in FY11).

GRANTS TO IDA

During FY12, IFC recorded a grant to IDA of $330 million, as compared with $600 million in FY11.

OTHER COMPREHENSIVE INCOME

UNREALIZED GAINS AND LOSSES ON EQUITY INVESTMENTS AND DEBT SECURITIES

IFC's investments in debt securities and equity investments that are listed in markets that provide readily determinable fair values at fair value are classified as available-for-sale, with unrealized gains and losses on such investments being reported in OCI until realized. When realized, the gain or loss is transferred to net income. Changes in unrealized gains and losses on equity investments and debt securities reported in OCI are significantly impacted by (i) the global environment for emerging markets; and (ii) the realization of gains on sales of such equity investments and debt securities.

The net change in unrealized gains and losses on equity investments and debt securities in OCI can be summarized as follows:

		FY12		FY11
Net unrealized gains and losses on equity investments arising during the year:				
Unrealized gains	**$**	**290**	$	697
Unrealized losses		**(813)**		(309)
Reclassification adjustment for realized gains and impairment write-downs included in net income		**277**		(274)
Net unrealized gains and losses on equity investments	**$**	**(246)**	$	114
Net unrealized gains and losses on debt securities arising during the year				
Unrealized gains	**$**	**85**	$	234
Unrealized losses		**(358)**		(97)
Reclassification adjustment for realized gains, non credit-related portion of impairment write-downs which were recognized in net income and impairment write-downs included in net income		**14**		4
Net unrealized gains and losses on debt securities	**$**	**(259)**	$	141
Total unrealized gains and losses on equity investments and debt securities	**$**	**(505)**	$	255

UNRECOGNIZED NET ACTUARIAL GAINS AND LOSSES AND UNRECOGNIZED PRIOR SERVICE COSTS ON BENEFIT PLANS

Changes in the funded status of pension and other postretirement benefit plans are recognized in OCI, to the extent they are not recognized in net income under periodic benefit cost for the year.

During FY12, IFC experienced a loss of $525 million primarily due to the following factors:

Unrecognized net actuarial losses on benefits plans: $501 million of unrecognized net actuarial losses, primarily due to the decrease in the discount rates used to determine the projected benefit obligations and lower return on pension assets. The discount rate assumption used to determine the projected benefit obligation for the largest benefit plan, the Staff Retirement Plan, decreased from 5.3% at June 30, 2011 to 3.9% at June 30, 2012.

Unrecognized net prior service cost on benefit plans: $24 million of unrecognized prior service cost, primarily due to an amendment made to the pension plan. See notes to FY12 Consolidated Financial Statements - Note W - Pension and Other Postretirement Benefits for further details.

FY11 VERSUS FY10

NET INCOME

IFC reported income before grants to IDA of $2,179 million in FY11, as compared to $1,946 million in FY10.

The change in income before net gains and losses on other non-trading financial instruments and grants to IDA in FY11 when compared to FY10 was principally as a result of: (i) lower income from on equity investments; (ii) lower income from liquid asset trading activities; (iii) higher expenditures for advisory services and against other designated retained earnings; (iv) higher administrative and other expenses; lower income from debt securities; partially offset by: (i) higher service fees and other income; (ii) higher income from loans and guarantees; and a small release of provisions for losses on loans and guarantees as compared to a small charge.

Grants to IDA totaled $600 million in FY11, as compared to $200 million in FY10. Accordingly, net income totaled $1,579 million in FY11, as compared with a net income of $1,746 million in FY10.

A more detailed analysis of the components of IFC's net income follows.

INCOME FROM LOANS AND GUARANTEES

IFC's primary interest earning asset is its loan portfolio. Income from loans and guarantees for FY11 totaled $877 million, compared with $801 million in FY10, an increase of $76 million.

The disbursed loan portfolio grew by $1,687 million, from $18,197 million at June 30, 2010 to $19,884 million at June 30, 2011. The overall interest rate environment was lower in FY11 than in FY10.

The weighted average contractual interest rate on loans at June 30, 2011 was 4.6%, unchanged from June 30, 2010, reflecting the lower overall interest rate environment existing at June 30, 2011 as compared with June 30, 2010, combined with marginally higher spreads to LIBOR on IFC's loans. These factors combined resulted in $28 million higher interest income than in FY10. Commitment and financial fees were $2 million higher than in FY10. Recoveries of interest on loans being removed from non-accrual status, net of reversals of income on loans being placed in nonaccrual status were unchanged from FY10. Income from IFC's participation notes over and above minimum contractual interest and other income was unchanged from FY10. Unrealized gains on loans accounted for at fair value and gains on non-monetary exchanges were $46 million higher than in FY10.

INCOME FROM EQUITY INVESTMENTS

Income from the equity investment portfolio decreased by $174 million from an income of $1,638 million in FY10 to $1,464 million in FY11.

IFC generated realized gains on equity investments, including recoveries of previously written-off equity investments and net of losses on sales of equity investments, for FY11 of $737 million, as compared with $1,290 million for FY10, a decrease of $553 million. IFC sells equity investments where IFC's developmental role was complete, and where pre-determined sales trigger levels had been met and, where applicable, expiration of lock ups.

Gains on non-monetary exchanges totaled $217 million, as compared with $28 million in FY10. Two investments generated gains in excess of $20 million for a total of $192 million, or 88% of FY11 non-monetary gains. In FY10, no investments generated gains in excess of $20 million.

Total realized gains on equity investments are concentrated - in FY11, 10 investments generated individual capital gains in excess of $20 million for a total of $416 million, or 56%, of the FY11 gains, compared to 9 investments that generated individual capital gains in excess of $20 million for a total of $867 million, or 67%, of the FY10 gains.

Dividend income totaled $280 million, as compared with $285 million in FY10. Consistent with FY10, a significant amount of IFC's dividend income in FY11 was due to returns on IFC's joint ventures in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $57 million in FY11, as compared with $60 million in FY10.

Unrealized gains on equity investments that are accounted for at fair value through net income in FY11 totaled $454 million, as compared with income of $240 million in FY10. Six investments in equity funds accounted for $199 million of the unrealized gains in FY11. Individual investments in such Funds provided a significant component of the unrealized gains.

INCOME FROM DEBT SECURITIES

Income from debt securities decreased to $46 million in FY11 from $108 million in FY10, a decrease of $62 million. The largest components of the decrease were lower gains on non-monetary exchanges, resulting from conversions to equity investments, ($28 million) and lower unrealized gains on debt securities accounted for at fair value ($25 million), in FY11 when compared with FY10. Realized gains on debt securities were $16 million lower in FY11 as compared to FY10.

PROVISION FOR LOSSES ON LOANS AND GUARANTEES

The quality of IFC's loan portfolio, as measured by country risk ratings and credit risk ratings was substantially unchanged during FY11. Non-performing loans increased from $877 million (4.8%) of the disbursed loan portfolio at June 30, 2010 to $943 million (4.7%) at June 30, 2011. IFC recorded a release of provision for losses on loans and guarantees of $40 million in FY11 ($16 million release of specific provisions on loans, and $24 million release in portfolio provisions on loans) as compared to a provision for losses on loans and guarantees of $155 million in FY10 ($153 million in specific provisions, $8 million release in portfolio provisions, and $10 million in specific provisions on guarantees). On June 30, 2011, IFC's total reserves against losses on loans were 6.6% of the disbursed loan portfolio (7.4% at June 30, 2010).

Specific reserves against losses at June 30, 2011 of $382 million ($432 million at June 30, 2010) are held against impaired loans of $918 million ($984 million at June 30, 2010), a coverage ratio of 42% (44%).

INCOME FROM LIQUID ASSET TRADING ACTIVITIES

Income from liquid asset trading activities comprises interest from time deposits and securities, net gains and losses on trading activities, and a small currency translation effect. The liquid assets portfolio, net of derivatives and securities lending activities, increased from $21.0 billion at June 30, 2010, to $24.5 billion at June 30, 2011.

Income from liquid asset trading activities totaled $529 million in FY11 ($815 million in FY10). In FY11 and FY10, all liquid asset portfolios outperformed their respective benchmarks.

In addition to interest income and foreign currency transaction losses of $440 million, the portfolio of ABS and MBS showed fair value gains totaling $159 million in FY11. Holdings in other products, including US Treasuries, global government bonds, high quality corporate bonds and derivatives generated $70 million of losses in FY11.

At June 30, 2011, trading securities with a fair value of $210 million are classified as Level 3 securities ($177 million on June 30, 2010).

The P1 portfolio generated a return of $330 million in FY11, or 2.29%. In FY10, the P1 portfolio generated a return of $376 million, or 3.44%. The externally managed P3 portfolio, managed against the same variable rate benchmark as the P1 portfolio, returned $6 million in FY11, or 0.97%, $8 million lower than the $14 million, or 2.81% return in FY10.

The P2 and externally-managed P4 portfolios returned $179 million (3.33%) and $9 million (1.87%) in FY11, respectively, as compared to $404 million (7.28%) and $18 million (3.68%) in FY10.

IFC's P0 portfolio earned $4 million in FY11, a total return of 0.44%, as compared to $3 million (0.36%) in FY10. The P7 portfolio earned $1 million (1.32%) in FY11 as compared to $0 in FY10.

CHARGES ON BORROWINGS

IFC's charges on borrowings decreased by $23 million, from $163 million in FY10 to $140 million in FY11, largely reflecting the lower US dollar interest rate environment, when comparing FY11 and FY10. During FY11, IFC bought back $0.3 billion of its market borrowings ($0.9 billion in FY10). Charges on borrowings of $140 million in FY11 ($163 million in FY10) are reported net of gains on buybacks of $10 million ($62 million in FY10).

The weighted average rate of IFC's borrowings outstanding from market sources, after the effects of borrowing-related derivatives, and excluding short-term borrowings issued under the Discount Note Program, fell during the year from 0.5% at June 30, 2010 to 0.3% at June 30, 2011. The size of the borrowings portfolio (excluding the short-term Discount Note Program), net of borrowing-related derivatives and before fair value adjustments, increased by $5.1 billion during FY11 from $28.8 billion at June 30, 2010, to $33.9 billion at June 30, 2011.

OTHER INCOME

Other income of $222 million for FY11 was $46 million higher than in FY10 ($176 million). Other income in FY11 includes income from the P6 local currency liquidity portfolio of $44 million ($27 million in FY10) and Management Fees and Service fee reimbursements from AMC of $28 million ($7 million in FY10).

OTHER EXPENSES

Administrative expenses (the principal component of other expenses) increased by $36 million (5%) from $664 million in FY10 to $700 million in FY11. The increase in administrative expenses was largely due to salary increases and new hires. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to IFC's reimbursable program and jeopardy projects ($24 million in FY11, as compared with $36 million in FY10). IFC recorded an expense from pension and other postretirement benefit plans in FY11 of $109 million, as compared with $69 million in FY10, an increase driven by actuarial assumptions.

EXPENDITURES FOR ADVISORY SERVICES

Expenditures for advisory services in FY11 totaled $106 million, $5 million higher than in FY10.

PERFORMANCE-BASED GRANTS AND IFC SME VENTURES FOR IDA COUNTRIES

Expenditures for PBGs and SME Ventures for IDA countries totaled $50 million in FY11, $41 million higher than in FY10. The increase is largely attributable to the last draw down of $37 million of infrastructure-related PBGs.

NET GAINS AND LOSSES ON OTHER NON-TRADING FINANCIAL INSTRUMENTS

The resulting effects of fair value accounting for these non-trading financial instruments on net income in FY11 and FY10 can be summarized as follows (US$ millions):

		FY11		FY10
Realized gains and losses on derivatives associated with investments	**$**	**63**	$	5
Non-monetary gains on derivatives associated with investments		**22**		6
Unrealized gains and losses on derivatives associated with investments		**(23)**		(124)
Unrealized gains and losses on market borrowings and associated derivatives, net		**93**		(226)
Net gains and losses on other non-trading financial instruments accounted for at fair value	**$**	**155**	$	(339)

Changes in the fair value of IFC's market borrowings and associated derivatives, net includes the impact of changes in IFC's own credit spread when measured against US$ LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows. IFC's policy is to generally match currency, amount and timing of cash flows on market borrowings with cash flows on associated derivatives entered into contemporaneously.

In FY10, interest rates continued to decline in an environment still flush with liquidity after the shocks of the financial crisis the prior year, and appetite for risk in international capital markets slowly recovered. Risk premiums partially reverted although credit spreads remained elevated relative to pre-crisis norms. In FY11, the interest rate structure reached a bottom during the second quarter of the year and interest rates remained stable at low levels subsequently. Credit spreads were little changed throughout FY11 at around LIBOR flat for IFC's benchmark US$ global bond offerings. In FY10, credit spreads remained elevated relative to the levels that prevailed before FY09. As a result, IFC reported unrealized gains for FY11 of $93 million, as compared to unrealized losses of $226 million in FY10.

IFC reported net gains on derivatives associated with investments (principally put options, stock options, conversion features, warrants and loan hedging swaps) of $62 million in FY11 (net losses of $113 million in FY10). Gains and losses are highly concentrated, with five derivatives accounting for $140 million of gains and five derivatives accounting for $58 million of losses in FY11 (five derivatives accounting for $56 million of gains and five derivatives accounting for $84 million of losses in FY10).

GRANTS TO IDA

During FY11, IFC recorded a grant to IDA of $600 million, as compared with $200 million in FY10.

OTHER COMPREHENSIVE INCOME

UNREALIZED GAINS AND LOSSES ON EQUITY INVESTMENTS AND DEBT SECURITIES

IFC's investments in debt securities and equity investments that are listed in markets that provide readily determinable fair values at fair value are classified as available-for-sale, with unrealized gains and losses on such investments being reported in OCI until realized. When realized, the gain or loss is transferred to net income. Changes in unrealized gains and losses on equity investments and debt securities being reported in OCI are significantly impacted by (i) the global environment for emerging markets; and (ii) the realization of gains on sales of such equity investments and debt securities.

The net change in unrealized gains and losses on equity investments and debt securities in OCI can be summarized as follows:

		FY11		FY10
Net unrealized gains and losses on equity investments arising during the year:				
Unrealized gains	$	**697**	$	1,117
Unrealized losses		**(309)**		(198)
Reclassification adjustment for realized gains and impairment write-downs included in net income		**(274)**		(313)
Net unrealized gains and losses on equity investments	$	**114**	$	606
Net unrealized gains and losses on debt securities arising during the year				
Unrealized gains	$	**234**	$	181
Unrealized losses		**(97)**		(61)
Reclassification adjustment for realized gains, non credit-related portion of impairment write-downs which were recognized in net income and impairment write-downs included in net income		**4**		(43)
Net unrealized gains and losses on debt securities	$	**141**	$	77
Total unrealized gains and losses on equity investments and debt securities	$	**255**	$	683

UNRECOGNIZED NET ACTUARIAL GAINS AND LOSSES AND UNRECOGNIZED PRIOR SERVICE COSTS ON BENEFIT PLANS

Changes in the funded status of pension and other postretirement benefit plans are recognized in OCI, to the extent they are not recognized in net income under periodic benefit cost for the year. During FY11, IFC experienced a decrease in the current value adjustment for unrecognized net periodic pension cost of $86 million, primarily reflecting a higher increase in the fair value of plan assets as compared to the increase in the projected benefit obligation.

VIII. GOVERNANCE AND CONTROL

SENIOR MANAGEMENT CHANGES

The following changes occurred in the Senior Management of IFC since June 30, 2011:

Mr. Robert B Zoellick retired as President, effective June 30, 2012.

Dr. Jim Yong Kim became President, effective July 1, 2012.

Mr. Jyrki Koskelo retired as Vice President, Global Industries, effective July 1, 2011.

Ms. Karin Finkelston was appointed Vice President, Asia Pacific, effective July 1, 2011.

Mr. Rashad Kaldany's title became Vice President, Global Industries, effective July 1, 2011.

Mr. Dimitris Tsitsiragos was appointed Vice President, Eastern and Southern Europe, Central Asia, Middle East and North Africa, effective July 1, 2011.

Ms. Rachel Kyte stepped down from her duties as Vice President, Business Advisory Services, effective September 19, 2011.

Ms. Nena Stoiljovic was appointed Vice President, Business Advisory Services, effective September 19, 2011.

Effective June 30, 2012, Mr. Lars Thunell stepped down as Executive Vice President and CEO. Mr. Rashad Kaldany, Vice President, Global Industries, was appointed Acting Executive Vice President and Mr, James Scriven, Director, Global Financial Markets, was appointed Acting Vice President, Global Industries, each effective July 1, 2012.

Following the retirement of Mr. Thierry Tanoh as Vice President, Sub-Saharan Africa, Latin America and the Caribbean, and Western Europe, effective July 16, 2012, Mr. Bernard Sheahan, Director, Global Infrastructure and Natural Resources, was appointed Acting Vice President, Sub-Saharan Africa, Latin America and the Caribbean, and Western Europe, effective July 16, 2012.

The search process to fill the position of Executive Vice President and CEO has been completed and the position is expected to be announced shortly. The search process to fill the position of Vice President, Sub-Saharan Africa, Latin America and the Caribbean, and Western Europe is underway.

GENERAL GOVERNANCE

IFC's decision-making structure is comprised of the Board of Governors, the Board of Directors, the President, the Executive Vice President and CEO, other officers and staff. The Board of Governors is the highest decision-making authority. The Board of Governors has delegated to the Board of Directors authority to exercise all of the powers of IFC except those reserved to the Governors under the Articles of Agreement.

BOARD MEMBERSHIP

In accordance with its Articles of Agreement, members of the Board of Directors are appointed or elected every two years by their member governments. Currently, the Board of Directors is composed of 25 Directors. These Directors are neither officers nor staff of IFC. The President is the only member of the Board of Directors from management, serving as a non-voting member and as Chairman of the Board of Directors.

The Board of Directors has established several Committees including:

- Committee on Development Effectiveness
- Audit Committee
- Budget Committee
- Human Resources Committee
- Ethics Committee
- Committee on Governance and Executive Directors' Administrative Matters

The Board of Directors and their Committees function in continuous session at the principal offices of the World Bank Group, as business requires. Each Committee's terms of reference establishes its respective roles and responsibilities. As Committees do not vote on issues, their role is primarily to serve the Board of Directors in discharging its responsibilities.

The Board of Directors is responsible for the conduct of the general operations of IFC. The Directors are also responsible for presenting to the Board of Governors, at the Annual meetings, audited accounts, an administrative budget, and an annual report on operations and policies as well as other matters.

AUDIT COMMITTEE

MEMBERSHIP

The Audit Committee consists of eight members of the Board of Directors. Membership on the Audit Committee is determined by the Board of Directors, based upon nominations by the Chairman of the Board of Directors, following informal consultation with the Directors.

KEY RESPONSIBILITIES

The Audit Committee is appointed by the Directors to assist it in the oversight and assessment of IFC's finances and accounting, including the effectiveness of financial policies, the integrity of financial statements, the system of internal controls regarding finance, accounting and ethics (including fraud and corruption), and financial and operational risks. The Audit Committee also has the responsibility for reviewing the performance and recommending to the Directors the appointment of the external auditor, as well as monitoring the independence of the external auditor. The Audit Committee participates in oversight of the internal audit function and reviews the annual internal audit plan. In the execution of its role, the Audit Committee discusses with management, the external auditors, and the internal auditors, financial issues and policies which have a bearing on IFC's financial position and risk-bearing capacity. The Committee also reviews with the external auditor the financial statements prior to their publication and recommends the annual audited financial statements for approval to the Directors. The Audit Committee updated its terms of reference in July 2009.

EXECUTIVE SESSIONS

Under the Audit Committee's terms of reference, members of the Audit Committee may convene in executive session at any time, without management present. It meets separately in executive session with the external and internal auditors.

ACCESS TO RESOURCES AND TO MANAGEMENT

Throughout the year, the Audit Committee receives a large volume of information, which supports the execution of its duties. The Audit Committee meets both formally and informally throughout the year to discuss relevant matters. The Audit Committee has complete access to management and reviews and discusses with management topics contemplated in their Terms of Reference.

The Audit Committee has the capacity, under exceptional circumstances, to obtain advice and assistance from outside legal, accounting or other advisors as deemed appropriate.

BUSINESS CONDUCT

Staff members' ethical obligations to the institution are embodied in its core values and principles of staff employment. In support of this commitment, the institution has in place a code of conduct, entitled Living our Values (the Code). The Code applies to all staff worldwide and is available on IBRD's Web site, www.worldbank.org.

In addition to the Code, Staff and Administrative Manuals, guidance for staff is also provided through programs, training materials, and other resources. Managers are responsible for ensuring that internal systems, policies, and procedures are consistently aligned with the World Bank Group's business conduct framework.

The World Bank Group has both an Ethics HelpLine and a Fraud and Corruption hotline. A third-party service offers numerous methods of worldwide communication. Reporting channels include: phone, mail, email, anonymously, or through confidential submission through a website.

IFC has in place procedures for the receipt, retention and handling of recommendations and concerns relating to business conduct identified during accounting, internal control and auditing processes.

The World Bank Group's Staff Rules clarify and codify the obligations of staff in reporting suspected fraud, corruption or other misconduct that may threaten operations or governance of the World Bank Group. Additionally, these rules offer protection from retaliation.

AUDITOR INDEPENDENCE

The appointment of the external auditor of IFC is governed by a set of Board of Director-approved principles. Key features of those principles include:

- Prohibition of the external auditor from the provision of all non audit-related services.
- All audit-related services must be pre-approved on a case-by-case basis by the Directors, upon recommendation of the Audit Committee.
- Mandatory rebidding of the external audit contract every five years, with a limitation of two consecutive terms and mandatory rotation thereafter.

External auditors are appointed to a five-year term of service. This is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Directors.

Communication between the external auditor and the Audit Committee is ongoing, as frequently as is deemed necessary by either party. The Audit Committee meets periodically with the external auditor, and individual members of the Audit Committee have independent access to the external auditor. IFC's external auditors also follow the communication requirements with audit committees set out under generally accepted auditing standards in the United States of America.

INTERNAL CONTROL

INTERNAL OVER FINANCIAL REPORTING

Management makes an annual assertion whether, as of June 30 of each fiscal year, its system of internal control over financial reporting has met the criteria for effective internal control over external financial reporting as described in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Concurrently, IFC's external auditor provides an attestation report on whether Management's assertion regarding the effectiveness of internal control over external financial reporting is fairly stated in all material respects.

For each fiscal year, management performs an evaluation of internal control over external financial reporting for the purpose of determining if there are any changes made in internal controls during the fiscal year covered by the report that materially affect, or would be reasonably likely to materially affect IFC's internal control over external financial reporting. As of June 30, 2012, no such changes had occurred.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are those processes which are designed to ensure that information required to be disclosed is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure by IFC. Management has undertaken an evaluation of the effectiveness of such controls and procedures. Based on that evaluation, management has concluded that these controls and procedures were effective as of June 30, 2012.

CONSOLIDATED FINANCIAL STATEMENTS AND INTERNAL CONTROL REPORTS

June 30, 2012

Contents


IFC
International
Finance Corporation
World Bank Group

August 9, 2012

Management's Report Regarding Effectiveness of Internal Control over External Financial Reporting

The management of the International Finance Corporation (IFC) is responsible for the preparation, integrity, and fair presentation of its published consolidated financial statements and all other information presented in the accompanying Management's Discussion and Analysis. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and, as such, include amounts based on informed judgments and estimates made by management.

The consolidated financial statements have been audited by an independent audit firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Directors and their Committees. Management believes that all representations made to the independent auditors during their audit of IFC's consolidated financial statements and attestation of its internal control over financial reporting were valid and appropriate. The independent auditor's reports accompany the audited consolidated financial statements.

Management is responsible for establishing and maintaining effective internal control over external financial reporting for financial statement presentations in conformity with US GAAP. Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management's authorization, assets are safeguarded and financial records are reliable. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal controls for external financial reporting, which are subject to scrutiny by management and the internal auditors, and are revised as considered necessary, support the integrity and reliability of the external consolidated financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

IFC assessed its internal control over external financial reporting for financial statement presentation in conformity with US GAAP as of June 30, 2012. This assessment was based on the criteria for effective internal control over external financial reporting described in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IFC maintained effective internal control over external financial reporting presented in conformity with US

2121 Pennsylvania Ave., N.W. Washington, D.C. 20433 USA Phone: (202) 473-1000 . Facsimile: (202) 477-6391

GAAP, as of June 30, 2012. The independent audit firm that audited the consolidated financial statements has issued an attestation report on management's assertion on IFC's internal control over external financial reporting.

The Board of Directors has appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IFC. The Audit Committee is comprised entirely of Directors who are independent of IFC's management. The Audit Committee is responsible for recommending to the Board of Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IFC in addition to reviewing IFC's reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management to discuss the adequacy of internal control over external financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

Dr. Jim Yong Kim
President

Rashad Kaldany
Acting Executive Vice President and CEO

Saadia Khairi
Vice President, Risk Management, Financial Reporting, and Corporate Strategy

Bernard Lauwers
Controller and Director



KPMG LLP
Suite 12000
1801 K Street, NW
Washington, DC 20006

Independent Auditors' Report

President and Board of Directors
International Finance Corporation:

We have examined management's assertion, included in the accompanying *Management's Report Regarding Effectiveness of Internal Control Over External Financial Reporting*, that the International Finance Corporation (IFC) maintained effective internal control over financial reporting as of June 30, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). IFC's management is responsible for maintaining effective internal control over financial reporting, and for its assertion on the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report Regarding Effectiveness of Internal Control Over External Financial Reporting*. Our responsibility is to express an opinion on management's assertion based on our examination.

We conducted our examination in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our examination included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our examination also included performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

An entity's internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. An entity's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that IFC maintained effective internal control over financial reporting as of June 30, 2012 is fairly stated, in all material respects, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).



We also have audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying consolidated balance sheets of IFC as of June 30, 2012 and 2011, including the consolidated statement of capital stock and voting power as of June 30, 2012, and the related consolidated income statements and statements of comprehensive income, changes in capital, and cash flows for each of the fiscal years in the three-year period ended June 30, 2012, and our report dated August 9, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

August 9, 2012

CONSOLIDATED BALANCE SHEETS

as of June 30, 2012 and June 30, 2011

(US$ millions)

	2012	2011
Assets		
Cash and due from banks	$ 1,328	$ 642
Time deposits	5,719	4,825
Trading securities - Notes C and R	28,868	24,761
Securities purchased under resale agreements	964	1,549
Investments - Notes B, D, E, F, R and U		
Loans ($591 - June 30, 2012 and $637 - June 30, 2011 at fair value; $60 - June 30, 2012 and $87 - June 30, 2011 at lower of cost or fair value) (net of reserve against losses of $1,381 - June 30, 2012 and $1,307 - June 30, 2011) - Notes D, E and R	19,496	18,455
Equity investments ($6,708 - June 30, 2012 and $6,565 - June 30, 2011 at fair value) - Notes B, D and R	9,774	9,313
Debt securities - Notes D, F and R	2,168	2,166
Total investments	31,438	29,934
Derivative assets - Notes Q and R	4,615	4,177
Receivables and other assets - Note J	2,829	2,602
Total assets	**$ 75,761**	**$ 68,490**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements	$ 6,397	$ 5,787
Borrowings outstanding - Notes K and R		
From market sources at amortized cost	1,777	1,880
From market sources at fair value	42,846	36,281
From International Bank for Reconstruction and Development at amortized cost	42	50
Total borrowings	44,665	38,211
Derivative liabilities - Notes Q and R	1,261	1,757
Payables and other liabilities - Note L	2,858	2,456
Total liabilities	55,181	48,211
Capital		
Capital stock, authorized (2,580,000 - June 30, 2012; 2,450,000 - June 30, 2011) shares of $1,000 par value each - Note M		
Subscribed and paid-in	2,372	2,369
Accumulated other comprehensive income - Note O	513	1,543
Retained earnings - Note O	17,695	16,367
Total capital	20,580	20,279
Total liabilities and capital	**$ 75,761**	**$ 68,490**

The notes to the Consolidated Financial Statements are an integral part of these statements

CONSOLIDATED INCOME STATEMENTS

for each of the three years ended June 30, 2012

(US$ millions)

	2012	2011	2010
Income from investments			
Income from loans and guarantees - Note E	$ 938	$ 877	$ 801
(Provision) release of provision for losses on loans and guarantees - Note E	(117)	40	(155)
Income from equity investments - Note G	1,457	1,464	1,638
Income from debt securities - Note F	81	46	108
Total income from investments	**2,359**	**2,427**	**2,392**
Income from liquid asset trading activities - Note C	313	529	815
Charges on borrowings - Note K	(181)	(140)	(163)
Income from investments and liquid asset trading activities, after charges on borrowings	**2,491**	**2,816**	**3,044**
Other income			
Service fees	60	88	70
Advisory services income	269	-	-
Other - Notes B and N	119	134	106
Total other income	**448**	**222**	**176**
Other expenses			
Administrative expenses - Note X	(798)	(700)	(664)
Advisory services expenses	(290)	(153)	(108)
Expense from pension and other postretirement benefit plans - Note W	(96)	(109)	(69)
Other - Note B	(23)	(19)	(12)
Total other expenses	**(1,207)**	**(981)**	**(853)**
Foreign currency transaction gains and losses on non-trading activities	145	(33)	(82)
Income before net gains and losses on other non-trading financial instruments accounted for at fair value and grants to IDA	**1,877**	**2,024**	**2,285**
Net gains and losses on other non-trading financial instruments accounted for at fair value - Note P			
Realized gains	11	63	5
Gains on non-monetary exchanges	10	22	6
Unrealized (losses) gains	(240)	70	(350)
Total net (losses) gains on other non-trading financial instruments accounted for at fair value	**(219)**	**155**	**(339)**
Income before grants to IDA	**1,658**	**2,179**	**1,946**
Grants to IDA - Note O	(330)	(600)	(200)
Net income	**$ 1,328**	**$ 1,579**	**$ 1,746**

The notes to the Consolidated Financial Statements are an integral part of these statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for each of the three years ended June 30, 2012

(US$ millions)

	2012	2011	2010
Net income	**$ 1,328**	**$ 1,579**	**$ 1,746**
Other comprehensive (loss) income			
Net unrealized (losses) gains on available-for-sale debt securities arising during the period	(273)	137	120
Add (less): reclassification adjustment for realized losses (gains) included in net income	(12)	2	(14)
Less: reclassification adjustment for gains on non-monetary exchanges included in net income	(1)	-	(32)
Add: reclassification adjustment for impairment write-downs included in net income	27	2	3
Net unrealized (losses) gains on debt securities	**(259)**	**141**	**77**
Net unrealized (losses) gains on available-for-sale equity investments arising during the year	(523)	388	919
Less: reclassification adjustment for realized gains included in net income	(143)	(405)	(390)
Add: reclassification adjustment for impairment write-downs included in net income	420	131	77
Net unrealized (losses) gains on equity investments	**(246)**	**114**	**606**
Net unrecognized actuarial (losses) gains and unrecognized prior service (costs) credits on benefit plans	**(525)**	**86**	**(192)**
Total other comprehensive (loss) income	**(1,030)**	**341**	**491**
Total comprehensive income	**$ 298**	**$ 1,920**	**$ 2,237**

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL

for each of the three years ended June 30, 2012

(US$ millions)

	Retained earnings			Accumulated other comprehensive income - Note O	Capital stock †	Total capital
	Undesignated	Designated	Total			
At June 30, 2009	**$ 12,251**	**$ 791**	**$ 13,042**	**$ 711**	**$ 2,369**	**$ 16,122**
Year ended June 30, 2010						
Net income	1,746		1,746			1,746
Other comprehensive income				491		491
Expenditures against designated retained earnings - Note O	310	(310)	-			-
At June 30, 2010	**$ 14,307**	**$ 481**	**$ 14,788**	**$ 1,202**	**$ 2,369**	**$ 18,359**
Year ended June 30, 2011						
Net income	1,579		1,579			1,579
Other comprehensive income				341		341
Designations of retained earnings - Note O	(610)	610	-			-
Expenditures against designated retained earnings - Note O	756	(756)	-			-
At June 30, 2011	**$ 16,032**	**$ 335**	**$ 16,367**	**$ 1,543**	**$ 2,369**	**$ 20,279**
Year ended June 30, 2012						
Net income	1,328		1,328			1,328
Other comprehensive loss				(1,030)		(1,030)
Designations of retained earnings - Note O	(399)	399	-			-
Payments received for capital stock subscribed					3	3
Expenditures against designated retained earnings - Note O	412	(412)	-			-
At June 30, 2012	**$ 17,373**	**$ 322**	**$ 17,695**	**$ 513**	**$ 2,372**	**$ 20,580**

The notes to the Consolidated Financial Statements are an integral part of these statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the three years ended June 30, 2012

(US$ millions)

	2012	2011	2010
Cash flows from investing activities			
Loan disbursements	$ (5,651)	$ (4,519)	$ (4,907)
Investments in equity securities	(1,810)	(1,884)	(1,617)
Investments in debt securities	(520)	(312)	(269)
Loan repayments	3,733	3,297	3,016
Equity redemptions	-	1	1
Debt securities repayments	231	72	92
Proceeds from sales of loans	10	26	11
Proceeds from sales of equity investments	2,452	1,432	1,633
Proceeds from sales of debt securities	56	12	13
Net cash used in investing activities	**(1,499)**	**(1,875)**	**(2,027)**
Cash flows from financing activities			
Medium and long-term borrowings			
New issues	11,636	9,882	8,566
Retirement	(5,182)	(5,139)	(5,819)
Medium and long-term borrowings related derivatives, net	329	410	261
Short-term borrowings, net	(49)	43	1,404
Capital subscriptions	3	-	-
Net cash provided by financing activities	**6,737**	**5,196**	**4,412**
Cash flows from operating activities			
Net income	1,328	1,579	1,746
Adjustments to reconcile net income to net cash used in operating activities:			
Gains on non-monetary exchanges of loans	(78)	(9)	-
Realized gains on debt securities and gains on non-monetary exchanges	(13)	(2)	(46)
Realized gains on equity investments and gains on non-monetary exchanges	(2,003)	(954)	(1,318)
Unrealized losses (gains) on loans accounted for at fair value under the Fair Value Option	57	(79)	(42)
Unrealized (gains) losses on debt securities accounted for at fair value under the Fair Value Option	(21)	2	(23)
Unrealized losses (gains) on equity investments accounted for at fair value under the Fair Value Option	128	(454)	(240)
Provision (release of provision) for losses on loans and guarantees	117	(40)	155
Impairment losses on debt securities	27	2	3
Other-than-temporary impairment losses on equity investments	692	218	203
Net discounts paid on retirement of borrowings	(1)	(3)	(7)
Net realized gains on extinguishment of borrowings	(19)	(10)	(62)
Foreign currency transaction (gains) losses on non-trading activities	(145)	33	82
Net losses (gains) on other non-trading financial instruments accounted for at fair value	219	(155)	339
Change in accrued income on loans, time deposits and securities	(48)	51	(37)
Change in payables and other liabilities	1,171	354	634
Change in receivables and other assets	(331)	138	(162)
Change in trading securities and securities purchased and sold under resale and repurchase agreements	(4,302)	(4,722)	(2,085)
Net cash used in operating activities	**(3,222)**	**(4,051)**	**(860)**
Change in cash and cash equivalents	2,016	(730)	1,525
Effect of exchange rate changes on cash and cash equivalents	(436)	234	181
Net change in cash and cash equivalents	1,580	(496)	1,706
Beginning cash and cash equivalents	5,467	5,963	4,257
Ending cash and cash equivalents	**$ 7,047**	**$ 5,467**	**$ 5,963**
Composition of cash and cash equivalents			
Cash and due from banks	$ 1,328	$ 642	$ 528
Time deposits	5,719	4,825	5,435
Total cash and cash equivalents	**$ 7,047**	**$ 5,467**	**$ 5,963**

The notes to the Consolidated Financial Statements are an integral part of these statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the three years ended June 30, 2012

(US$ millions)

	2012	2011	2010
Supplemental disclosure			
Change in ending balances resulting from currency exchange rate fluctuations:			
Loans outstanding	$ (675)	$ 601	$ (267)
Debt securities	(221)	142	59
Loan and debt security-related currency swaps	915	(699)	128
Borrowings	1,282	(2,358)	(411)
Borrowing-related currency swaps	(1,275)	2,327	410
Client risk management-related currency swaps	-	(6)	(1)
Charges on borrowings paid, net	$ 139	$ 159	$ 209
Non-cash item:			
Loan and debt securities conversion to equity, net	$ 90	$ 75	$ 172

CONSOLIDATED STATEMENT OF CAPITAL STOCK AND VOTING POWER

as of June 30, 2012
(US$ thousands)

Members	Capital Stock		Voting Power	
	Amount paid	Percent of total	Number of votes	Percent of total
Afghanistan	$ 111	*	868	0.03
Albania	1,302	0.05	2,059	0.08
Algeria	5,621	0.24	6,378	0.25
Angola	1,481	0.06	2,238	0.09
Antigua and Barbuda	13	*	770	0.03
Argentina	38,129	1.61	38,886	1.55
Armenia	992	0.04	1,749	0.07
Australia	47,329	2.00	48,086	1.91
Austria	19,741	0.83	20,498	0.82
Azerbaijan	2,367	0.10	3,124	0.12
Bahamas, The	335	0.01	1,092	0.04
Bahrain	1,746	0.07	2,503	0.10
Bangladesh	9,037	0.38	9,794	0.39
Barbados	361	0.02	1,118	0.04
Belarus	5,162	0.22	5,919	0.24
Belgium	50,610	2.13	51,367	2.05
Belize	101	*	858	0.03
Benin	119	0.01	876	0.03
Bhutan	720	0.03	1,477	0.06
Bolivia	1,902	0.08	2,659	0.11
Bosnia and Herzegovina	620	0.03	1,377	0.05
Botswana	113	*	870	0.03
Brazil	39,479	1.66	40,236	1.60
Bulgaria	4,867	0.21	5,624	0.22
Burkina Faso	836	0.04	1,593	0.06
Burundi	100	*	857	0.03
Cambodia	339	0.01	1,096	0.04
Cameroon	885	0.04	1,642	0.07
Canada	81,342	3.43	82,099	3.27
Cape Verde	15	*	772	0.03
Central African Republic	119	0.01	876	0.03
Chad	1,364	0.06	2,121	0.08
Chile	11,710	0.49	12,467	0.50
China	24,500	1.03	25,257	1.01
Colombia	12,606	0.53	13,363	0.53
Comoros	14	*	771	0.03
Congo, Dem. Rep. of	2,159	0.09	2,916	0.12
Congo, Republic of	131	0.01	888	0.04
Costa Rica	952	0.04	1,709	0.07
Côte d'Ivoire	3,544	0.15	4,301	0.17
Croatia	2,882	0.12	3,639	0.14
Cyprus	2,139	0.09	2,896	0.12
Czech Republic	8,913	0.38	9,670	0.39
Denmark	18,554	0.78	19,311	0.77
Djibouti	21	*	778	0.03
Dominica	42	*	799	0.03
Dominican Republic	1,187	0.05	1,944	0.08
Ecuador	2,161	0.09	2,918	0.12
Egypt, Arab Republic of	12,360	0.52	13,117	0.52
El Salvador	29	*	786	0.03
Equatorial Guinea	43	*	800	0.03
Eritrea	935	0.04	1,692	0.07
Estonia	1,434	0.06	2,191	0.09
Ethiopia	127	0.01	884	0.04
Fiji	287	0.01	1,044	0.04
Finland	15,697	0.66	16,454	0.66
France	121,015	5.10	121,772	4.85
Gabon	1,268	0.05	2,025	0.08
Gambia, The	94	*	851	0.03
Georgia	1,380	0.06	2,137	0.09
Germany	128,908	5.43	129,665	5.16
Ghana	5,071	0.21	5,828	0.23
Greece	6,898	0.29	7,655	0.30
Grenada	74	*	831	0.03
Guatemala	1,084	0.05	1,841	0.07
Guinea	339	0.01	1,096	0.04
Guinea-Bissau	18	*	775	0.03
Guyana	1,392	0.06	2,149	0.09
Haiti	822	0.03	1,579	0.06
Honduras	495	0.02	1,252	0.05
Hungary	10,932	0.46	11,689	0.47
Iceland	42	*	799	0.03
India	81,342	3.43	82,099	3.27
Indonesia	28,539	1.20	29,296	1.17
Iran, Islamic Republic of	1,444	0.06	2,201	0.09
Iraq	147	0.01	904	0.04
Ireland	1,290	0.05	2,047	0.08
Israel	2,135	0.09	2,892	0.12
Italy	81,342	3.43	82,099	3.27
Jamaica	4,282	0.18	5,039	0.20
Japan	141,174	5.95	141,931	5.65
Jordan	941	0.04	1,698	0.07
Kazakhstan	4,637	0.20	5,394	0.21
Kenya	4,041	0.17	4,798	0.19
Kiribati	12	*	769	0.03
Korea, Republic of	15,946	0.67	16,703	0.67
Kosovo	1,454	0.06	2,211	0.09
Kuwait	9,947	0.42	10,704	0.43
Kyrgyz Republic	1,720	0.07	2,477	0.10
Lao People's Dem. Rep.	278	0.01	1,035	0.04
Latvia	2,150	0.09	2,907	0.12
Lebanon	135	0.01	892	0.04
Lesotho	$ 71	*	828	0.03
Liberia	83	*	840	0.03
Libya	55	*	812	0.03
Lithuania	2,341	0.10	3,098	0.12
Luxembourg	2,139	0.09	2,896	0.12
Macedonia, FYR of	536	0.02	1,293	0.05
Madagascar	432	0.02	1,189	0.05
Malawi	1,822	0.08	2,579	0.10
Malaysia	15,222	0.64	15,979	0.64
Maldives	16	*	773	0.03
Mali	451	0.02	1,208	0.05
Malta	1,615	0.07	2,372	0.09
Marshall Islands	663	0.03	1,420	0.06
Mauritania	214	0.01	971	0.04
Mauritius	1,665	0.07	2,422	0.10
Mexico	27,589	1.16	28,346	1.13
Micronesia, Fed. States of	744	0.03	1,501	0.06
Moldova	1,192	0.05	1,949	0.08
Mongolia	144	0.01	901	0.04
Montenegro	1,035	0.04	1,792	0.07
Morocco	9,037	0.38	9,794	0.39
Mozambique	322	0.01	1,079	0.04
Myanmar	666	0.03	1,423	0.06
Namibia	404	0.02	1,161	0.05
Nepal	822	0.03	1,579	0.06
Netherlands	56,131	2.37	56,888	2.27
New Zealand	3,583	0.15	4,340	0.17
Nicaragua	715	0.03	1,472	0.06
Niger	147	0.01	904	0.04
Nigeria	21,643	0.91	22,400	0.89
Norway	17,599	0.74	18,356	0.73
Oman	1,187	0.05	1,944	0.08
Pakistan	19,380	0.82	20,137	0.80
Palau	25	*	782	0.03
Panama	1,007	0.04	1,764	0.07
Papua New Guinea	1,147	0.05	1,904	0.08
Paraguay	436	0.02	1,193	0.05
Peru	6,898	0.29	7,655	0.30
Philippines	12,606	0.53	13,363	0.53
Poland	7,236	0.31	7,993	0.32
Portugal	8,324	0.35	9,081	0.36
Qatar	1,650	0.07	2,407	0.10
Romania	2,661	0.11	3,418	0.14
Russian Federation	81,342	3.43	82,099	3.27
Rwanda	306	0.01	1,063	0.04
Samoa	35	*	792	0.03
Sao Tome and Principe	439	0.02	1,196	0.05
Saudi Arabia	30,062	1.27	30,819	1.23
Senegal	2,299	0.10	3,056	0.12
Serbia	1,803	0.08	2,560	0.10
Seychelles	27	*	784	0.03
Sierra Leone	223	0.01	980	0.04
Singapore	177	0.01	934	0.04
Slovak Republic	4,457	0.19	5,214	0.21
Slovenia	1,585	0.07	2,342	0.09
Solomon Islands	37	*	794	0.03
Somalia	83	*	840	0.03
South Africa	15,948	0.67	16,705	0.67
South Sudan	1,880	0.08	2,637	0.11
Spain	37,026	1.56	37,783	1.50
Sri Lanka	7,135	0.30	7,892	0.31
St. Kitts and Nevis	638	0.03	1,395	0.06
St. Lucia	74	*	831	0.03
Sudan	111	*	868	0.03
Suriname	620	0.03	1,377	0.05
Swaziland	684	0.03	1,441	0.06
Sweden	26,876	1.13	27,633	1.10
Switzerland	41,580	1.75	42,337	1.69
Syrian Arab Republic	194	0.01	951	0.04
Tajikistan	1,212	0.05	1,969	0.08
Tanzania	1,003	0.04	1,760	0.07
Thailand	10,941	0.46	11,698	0.47
Timor-Leste	777	0.03	1,534	0.06
Togo	808	0.03	1,565	0.06
Tonga	34	*	791	0.03
Trinidad and Tobago	4,112	0.17	4,869	0.19
Tunisia	3,566	0.15	4,323	0.17
Turkey	14,545	0.61	15,302	0.61
Turkmenistan	810	0.03	1,567	0.06
Uganda	735	0.03	1,492	0.06
Ukraine	9,505	0.40	10,262	0.41
United Arab Emirates	4,033	0.17	4,790	0.19
United Kingdom	121,015	5.10	121,772	4.85
United States	569,379	24.01	570,136	22.70
Uruguay	3,569	0.15	4,326	0.17
Uzbekistan	3,873	0.16	4,630	0.18
Vanuatu	55	*	812	0.03
Venezuela, Rep. Boliv. de	27,588	1.16	28,345	1.13
Vietnam	446	0.02	1,203	0.05
Yemen, Republic of	715	0.03	1,472	0.06
Zambia	1,286	0.05	2,043	0.08
Zimbabwe	2,120	0.09	2,877	0.11
Total June 30, 2012	2,371,896	100.00+	2,511,184	100.00+
Total June 30, 2011	2,369,396	100.00+	2,414,896	100.00+

* Less than .005 percent
\+ May differ from the sum of the individual percentages shown because of rounding

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PURPOSE

The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, and fund investments through the IFC Asset Management Company, LLC and other IFC crisis initiatives. In addition to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The Consolidated Financial Statements include the financial statements of IFC and consolidated subsidiaries as detailed in Note B. The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP). In the opinion of management, the Consolidated Financial Statements reflect all adjustments necessary for the fair presentation of IFC's financial position and results of operation.

Consolidated Financial Statements presentation – Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

Advisory services – Beginning July 1, 2011, IFC adopted a new reporting basis for funds received from donors for IFC's advisory services business and reported advisory services business as a separate segment. See Notes T and V. Funding received for IFC advisory services from governments and other donors are recognized as contribution revenue when the conditions on which they depend are substantially met. Advisory services expenses are recognized in the period incurred. Advisory client fees and administration fees are recognized as income when earned.

Functional currency – IFC's functional currency is the United States dollar (US dollars or $).

Use of estimates – The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and impairment of debt securities and equity investments; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments); projected benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Fair Value Option and Fair Value Measurements – IFC has adopted the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures* (ASC 820) and the Fair Value Option subsections of ASC Topic 825, *Financial Instruments* (ASC 825 or the Fair Value Option). ASC 820 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value. ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Fair Value Option

IFC has elected the Fair Value Option for the following financial assets and financial liabilities existing at the time of adoption of ASC 820 and subsequently entered into:
i) investees in which IFC has significant influence:
   a) direct investments in securities and other financial interests (e.g. loans);
   b) investments in Limited Liability Partnerships (LLPs), Limited Liability Companies (LLCs) and other investment fund structures that maintain specific ownership accounts and loans or guarantees to such;
ii) direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence;
iii) certain hybrid instruments in the investment portfolio; and
iv) all market borrowings, except for such borrowings having no associated derivative instruments.

Beginning July 1, 2010, IFC has elected the Fair Value Option for all new equity interests in funds.

All borrowings for which the Fair Value Option has been elected are associated with existing derivative instruments used to create an economic hedge. Measuring at fair value those borrowings for which the Fair Value Option has been elected mitigates the earnings volatility caused by measuring the borrowings and related derivative differently (in the absence of a designated accounting hedge) without having to apply ASC Topic 815's, *Derivatives and Hedging* (ASC 815) complex hedge accounting requirements. The Fair Value Option was not elected for all borrowings from IBRD and all other market borrowings because such borrowings fund assets with similar characteristics.

Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the consolidated balance sheet based on a measure (fair value) that IFC considers superior to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, ASC 825 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans to certain of such investees; therefore, the Fair Value Option is also applied to those loans. IFC elected the Fair Value Option for equity investments with 20% or more ownership where it does not have significant influence so that the same measurement method (fair value) will be applied to all equity investments with more than 20% ownership.

Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity's principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming that market participants act in their economic best interest, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under ASC 820, fair value measurements are not adjusted for transaction costs.

Pursuant to ASC Topic 320, *Investments - Debt and Equity Securities* (ASC 320), IFC reports equity investments that are listed in markets that provide readily determinable fair values at fair value, with unrealized gains and losses being reported in other comprehensive income.

The fair value hierarchy established by ASC 820 gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to *unobservable* inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.

Level 1 primarily consists of financial instruments whose values are based on unadjusted quoted market prices. It includes IFC's equity investments, which are listed in markets that provide readily determinable fair values, government issues and money market funds in the liquid assets portfolio, and market borrowings that are listed on exchanges.

Level 2 includes financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed. Financial instruments categorized as Level 2 include non-exchange-traded derivatives such as interest rate swaps, cross-currency swaps, certain asset-backed securities, as well as the majority of trading securities in the liquid asset portfolio, and the portion of IFC's borrowings accounted for at fair value not included in Level 1.

Level 3 consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data. Level 3 includes equity investments that are not listed in markets that provide readily determinable fair values, all loans for which IFC has elected the Fair Value Option, all of IFC's debt securities in the investment portfolio, and certain hard-to-price securities in the liquid assets portfolio.

IFC estimates the fair value of its investments in private equity funds that do not have readily determinable fair value based on the funds' net asset values (NAVs) per share as a practical expedient to the extent that a fund reports its investment assets at fair value and has all the attributes of an investment company, pursuant to ASC Topic 946, *Financial Services - Investment Companies.* If the NAV is not as of IFC's measurement date, IFC adjusts the most recent NAV, as necessary, to estimate a NAV for the investment that is calculated in a manner consistent with the fair value measurement principles established by ASC 820.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Remeasurement of foreign currency transactions – Assets and liabilities not denominated in US dollars, other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at June 30, 2012 and June 30, 2011. Disbursed equity investments, other than those accounted for at fair value, are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.

Loans – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in income from loans and guarantees on the consolidated income statement.

Certain loans originated by IFC contain income participation, prepayment and conversion features. These features are bifurcated and separately accounted for in accordance with ASC 815 if IFC has not elected the Fair Value Option for the loan host contracts and the features meet the definition of a derivative, and are not considered to be clearly and closely related to their host loan contracts. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC's accounting policies for loans as indicated herein.

Loans held for sale are carried at the lower of cost or fair value. The excess, if any, of amortized cost over fair value is accounted for as a valuation allowance. Changes in the valuation allowance are recognized in net income as they occur.

Revenue recognition on loans – Interest income and commitment fees on loans are recorded as income on an accrual basis. Loan origination fees and direct loan origination costs are deferred and amortized over the estimated life of the originated loan; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method. Prepayment fees are recorded as income when received in freely convertible currencies.

IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the consolidated balance sheet.

Reserve against losses on loans – IFC recognizes impairment on loans not carried at fair value in the consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.

The reserve against losses on loans reflects management's estimates of both identified probable losses on individual loans (specific reserves) and probable losses inherent in the portfolio but not specifically identifiable (portfolio reserves). The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower. Reserves against losses are established through a review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. Information and events, with respect to the borrower and/or the economic and political environment in which it operates, considered in determining that a loan is impaired include, but not limited to, the borrower's financial difficulties, breach of contract, bankruptcy/reorganization, credit rating downgrade as well as geopolitical conflict, financial/economic crisis, commodity price decline, adverse local government action and natural disaster. Unidentified probable losses are the losses incurred at the reporting date that have not yet been specifically identified. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements. There were no changes, during the periods presented herein, to IFC's accounting policies and methodologies used to estimate its reserve against loan losses.

For purposes of providing certain disclosures about IFC's entire reserve against losses on loans, IFC considers its entire loan portfolio to comprise one portfolio segment. A portfolio segment is the level at which the method for estimating the reserve against losses on loans is developed and documented.

Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are partially offset by recoveries, if any, associated with previously written-off loans.

Equity investments – IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue recognition on equity investments – Equity investments, which are listed in markets that provide readily determinable fair values, are accounted for as available-for-sale securities at fair value with unrealized gains and losses being reported in other comprehensive income in accordance with ASC 320. As noted above under "Fair Value Option and Fair Value Measurements", direct equity investments and investments in LLPs and LLCs that maintain ownership accounts in which IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and, beginning July 1, 2010, all new equity interests in funds are accounted for at fair value under the Fair Value Option. Direct equity investments in which IFC does not have significant influence and which are not listed in markets that provide readily determinable fair values are carried at cost, less impairment.

IFC's investments in certain private equity funds in which IFC is deemed to have a controlling financial interest, as are fully consolidated by IFC, as the presumption of control by the fund manager or the general partner has been overcome. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is principally applied to IFC's investments in its oil and gas unincorporated joint ventures (UJVs). IFC's share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

Unrealized gains and losses on equity investments accounted for at fair value under the Fair Value Option are reported in income from equity investments on the consolidated income statement. Unrealized gains and losses on equity investments listed in markets that provide readily determinable fair values which are accounted for as available-for-sale are reported in other comprehensive income. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income from equity investments when received. Capital losses are recognized when incurred.

Profit participations received on equity investments are recorded when received in freely convertible currencies. Dividends received on equity investments through June 30, 2011 were recorded as income when received in freely convertible currencies. Beginning July 1, 2011, dividends on listed equity investments are recorded on the ex dividend date - dividends on unlisted equity investments are recorded upon receipt of notice of declaration. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and, through June 30, 2011, were recorded as income in income from equity investments when received in freely convertible currencies. Beginning July 1, 2011, realized gains on listed equity investments are recorded upon trade date - realized gains on unlisted equity investments are recorded upon incurring the obligation to deliver the applicable shares. Losses are recognized when incurred.

IFC enters into put and call option and warrant agreements in connection with certain equity investments; these are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Gains and losses on nonmonetary exchanges – Nonmonetary transactions typically arise through: (1) the exchange of nonmonetary assets by exercising a conversion option that results in the exchange of one financial instrument (i.e., loan, equity, or debt security) for another financial instrument (i.e., debt securities or equity shares); or (2) a nonreciprocal transfer where IFC receives a nonmonetary asset for which no assets are relinquished in exchange. Generally, accounting for exchanges of nonmonetary assets should be based on the fair values of the assets involved. Thus, the amount initially recorded for a nonmonetary asset received in exchange for another nonmonetary asset is the fair value of the asset received. The difference between the fair value of the asset received and the recorded amount of the asset surrendered (immediately prior to the exchange transaction) is recorded as a gain or loss on non-monetary exchanges in the income statement.

Impairment of equity investments – Equity investments accounted for at cost, less impairment and available-for-sale are assessed for impairment each quarter. When impairment is identified, it is generally deemed to be other than temporary, and the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Such other than temporary impairments are recognized in net income. Subsequent increases in the fair value of available-for-sale equity investments are included in other comprehensive income - subsequent decreases in fair value, if not other than temporary impairment, also are included in other comprehensive income.

Debt securities – Debt securities in the investment portfolio are classified as available-for-sale and carried at fair value on the consolidated balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized. Realized gains on sales of debt securities and interest on debt securities is included in income from debt securities on the consolidated income statement.

Certain debt securities are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on debt securities accounted for at fair value under the Fair Value Option are reported in income from debt securities on the consolidated income statement.

IFC invests in certain debt securities with conversion features; these features are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Impairment of debt securities – In determining whether an unrealized loss on debt securities is other-than-temporary, IFC considers all relevant information including the length of time and the extent to which fair value has been less than amortized cost, whether IFC intends to sell the debt security or whether it is more likely than not that IFC will be required to sell the debt security, the payment structure of the obligation and the ability of the issuer to make scheduled interest or principal payments, any changes to the ratings of a security, and relevant adverse conditions specifically related to the security, an industry or geographic sector.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Debt securities in the investment portfolio are assessed for impairment each quarter. When impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, or (2) it is more likely than not that IFC will be required to sell the security before recovery. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has suffered a credit loss, the impairment charge will be separated into the credit loss component, which is recognized in net income, and the remainder which is recorded in other comprehensive income. The impaired value becomes the new amortized cost basis of the debt security. Subsequent increases and decreases - if not an additional other-than-temporary impairment - in the fair value of debt securities are included in other comprehensive income.

The difference between the new amortized cost basis of debt securities for which an other-than-temporary impairment has been recognized in net income and the cash flows expected to be collected is accreted to interest income using the effective yield method. Significant subsequent increases in the expected or actual cash flows previously expected are recognized as a prospective adjustment of the yield.

Guarantees – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when IFC's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the consolidated balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis.

Designations of retained earnings – IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Directors. Total designations of retained earnings are determined based on IFC's annual income before expenditures against designated retained earnings and net gains and losses on other non-trading financial instruments accounted for at fair value in excess of $150 million, and contemplating the financial capacity and strategic priorities of IFC.

Expenditures resulting from such designations are recorded as expenses in IFC's consolidated income statement in the year in which they are incurred, also having the effect of reducing the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient. If the recipient is deemed to be controlled by IFC, the expenditure is deemed to have been incurred only when the recipient disburses the funds to a non-related party. On occasion, recipients who are deemed to be controlled by IFC make investments. In such cases, IFC includes those assets on its consolidated balance sheet until the recipient disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient. These investments have had no material impact on IFC's financial position, results of operations, or cash flows. Investments resulting from such designations are recorded on IFC's consolidated balance sheet in the year in which they occur, also having the effect of reducing the respective designated retained earnings for such purposes.

Liquid asset portfolio – IFC's liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto and student loans-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations. The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

Securities and related derivative instruments within IFC's liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.

IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as cash and as cash equivalents in the consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition generally when the original maturities for such instruments are under 90 days or in some cases are under 180 days.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Repurchase and resale agreements – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is IFC's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.

Borrowings – To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, IFC simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Substantially all borrowings are carried at fair value under the Fair Value Option with changes in fair value reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the consolidated income statement.

Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management and use of derivative instruments – IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management. There are no derivatives designated as accounting hedges.

All derivative instruments are recorded on the consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The fair value at inception of such embedded derivatives is excluded from the carrying amount of the host contracts on the consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio are recorded in net gains and losses on other non-trading financial instruments accounted for at fair value. The risk management policy for each of IFC's principal business activities and the accounting policies particular to them are described below.

Lending activities IFC's policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. IFC has elected not to designate any hedging relationships for any of its lending-related derivatives.

Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC's loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in net income in net gains and losses on other non-trading financial instruments accounted for at fair value. Fees and spreads charged on these transactions are recorded in other income in the consolidated income statement on an accrual basis.

Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with IFC's matched funding policy. IFC elected to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument is used to create an economic hedge. Changes in the fair value of such borrowings and the associated derivatives are reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the consolidated income statement.

Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with IFC's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in income from liquid asset trading activities. No derivatives in the liquid asset portfolio have been designated as hedging instruments under ASC 815.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases of currency. Interest rate risk arising from mismatches due to write-downs, prepayments and re-schedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if IFC's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return cash collateral associated with these master netting agreements.

Loan participations – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC's consolidated balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC's consolidated balance sheet, with the related secured borrowings included in payables and other liabilities on IFC's consolidated balance sheet.

Pension and other postretirement benefits – IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to IFC is included in income or expense from pension and other postretirement benefit plans in the consolidated income statement. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Variable Interest Entities – The Variable Interest Entities (VIEs) Subsections of ASC Topic 810, *Consolidation* (the ASC 810 VIE Subsections), defines certain VIEs and require parties to such entities to assess and measure variable interests in the VIEs for the purposes of determining possible consolidation of the VIEs. Variable interests can arise from financial instruments, service contracts, guarantees, leases or other arrangements with a VIE.

An entity is subject to the ASC 810 VIE Subsections and is a variable interest entity if it lacks: (1) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors who have decision-making rights about the entity's operations or if it has equity investors who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

Except as noted in the following paragraph, IFC consolidates a VIE if it has the power to direct the VIE's activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE.

IFC consolidates certain VIEs if it will absorb a majority of a VIE's expected losses or expected residual returns. Such VIEs are entities that (1) have all the attributes of an investment company as specified in the ASC or for which it is industry practice to account for their assets at fair value through earnings, (2) IFC does not have an explicit or implicit obligation to fund losses of the entity that could be potentially significant to that entity, and (3) are not a securitization entity, an asset-backed financing entity, or an entity that was formerly considered a qualifying special purpose entity, as well as entities that are required to comply with or operate in accordance with requirements that are similar to those included in Rule 2a-7 of the Investment Company Act of 1940.

IFC has a number of investments in VIEs that it manages and supervises in a manner consistent with other portfolio investments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recently adopted accounting standards – In June 2009, the FASB issued SFAS No. 166, *Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140* (SFAS No. 166). SFAS No. 166 removes the concept of a qualifying special-purpose entity (QSPE) from Statement 140 and removes the exception from applying FIN 46 to QSPEs. It clarifies Statement 140's objective of determining whether a transferor has surrendered control over transferred financial assets, and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the entire financial asset has not been transferred and/or when the transferor has continuing involvement with the transferred financial asset. SFAS No. 166 defines the term *participating interest* to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. If the transfer does not meet those conditions, a transferor may account for the transfer as a sale only if it transfers an entire financial asset and surrenders control over the entire transferred assets in accordance with the conditions in Statement 140, as amended. SFAS No. 166 requires that a transferor recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of a financial asset. SFAS No. 166 also requires enhanced financial statement disclosures about transfers of financial assets and a transferor's continuing involvement in transferred financial assets. SFAS No. 166 is effective as of the beginning of the reporting entity's first annual reporting period that begins after November 15, 2009 (which was the year ended June 30, 2011 for IFC) and for interim periods within that first annual reporting period. IFC adopted the provisions of SFAS No. 166 for the three months ended September 30, 2010 without a material impact on IFC's financial position, results of operations or cash flows. SFAS No. 166 is now ASC Topic 860, *Transfers and Servicing*.

In June 2009, the FASB issued SFAS No. 167, *Amendments to FASB Interpretation No. 46(R)* (SFAS No. 167). SFAS No. 167 amends FIN 46(R) to require the analysis of whether the reporting entity's variable interests give it a controlling financial interest in a VIE. If so, the reporting entity is considered to be the primary beneficiary and must consolidate the VIE. SFAS No. 167 defines a controlling interest as an interest having both the power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE. SFAS No. 167 requires on-going assessments of whether the reporting entity is the primary beneficiary of a VIE and eliminates the quantitative approach previously required for determining the primary beneficiary of a VIE. SFAS No. 167 also amends FIN 46(R) to require a troubled debt restructuring to be considered an event that requires reconsideration of whether an entity is a VIE and whether a reporting entity is the primary beneficiary of a VIE. SFAS No. 167 requires enhanced disclosures aimed at providing more transparent information about an enterprise's involvement in VIE's and nullifies FASB FSP 140-4 and FIN 46(R)-8. However, the content of the enhanced disclosures is generally consistent with that previously required by FSP FAS 140-4 and FIN 46(R)-8. SFAS No. 167 is effective as of the beginning of the reporting entity's first annual reporting period that begins after November 15, 2009 (which was the year ended June 30, 2011 for IFC) and for interim periods within that first annual reporting period. IFC adopted the provisions of SFAS No. 167 for the three months ended September 30, 2010 without a material impact on IFC's financial position, results of operations or cash flows. The provisions of SFAS No. 167 are included in the VIE Subsections of ASC 810.

In December 2009, the FASB issued ASU No. 2009-16, *Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets* (ASU 2009-16) and ASU No. 2009-17, Consolidations (Topic 810): *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities* (ASU 2009-17). ASU 2009-16 and ASU 2009-17 formally update the ASC for the provisions of SFAS No. 166 and SFAS No. 167, respectively.

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (ASU 2010-06)*. ASU 2010-06 amends ASC 820 to require new disclosures for transfers in and out of Level 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim or annual period beginning after December15, 2009 (which was the three months ended March 31, 2010 for IFC) except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances and settlements, which was effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. IFC adopted the requirements of ASC 2010-06 for the three months ended March 31, 2010 (including the requirement to provide Level 3 activity) without a material impact on IFC's financial position, results of operations or cash flows.

In February 2010, the FASB issued ASU No. 2010-10, *Consolidation (Topic 810): Amendments for Certain Investment Funds* (ASU 2010-10) and in March 2010 issued ASU 2010-11, *Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives* (ASU 2010-11).

ASU 2010-10 defers application of SFAS No. 167 for a reporting enterprise's interest in certain entities if (1) the entity either has all the attributes of an investment company as specified in the ASC or is an entity for which it is industry practice to account for its assets at fair value through earnings, (2) the reporting enterprise does not have an explicit or implicit obligation to fund losses of the entity that could be potentially significant to that entity, and (3) the entity is not a securitization entity, an asset-backed financing entity, or an entity that was formerly considered a qualifying special purpose entity, as well as interests in entities that are required to comply with or operate in accordance with requirements that are similar to those included in Rule 2a-7 of the Investment Company Act of 1940. ASU 2010-10 is effective beginning as of the first annual reporting period that begins after November 15, 2009 (which was the year ended June 30, 2011 for IFC). IFC adopted the provisions of ASU 2010-10 for the three months ended September 30, 2010 without a material impact on IFC's financial position, results of operations or cash flows.

ASU 2010-11 addresses application of the scope exception for certain embedded credit derivatives contained in ASC 815-15-15-8 and 15-9 and is effective on the first day of the first fiscal quarter beginning after June 15, 2010 (which was the three months ended September 30, 2010, for IFC). IFC adopted the provisions of ASU 2010-11 for the three months ended September 30, 2010 without a material impact on IFC's financial position, results of operations or cash flows.

In July 2010, the FASB issued ASU 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses* (ASU 2010-20). ASU 2010-20 amends ASC Topic 310 by requiring additional disaggregated disclosures about the credit quality of an entity's financing receivables (loans) and its allowance for credit losses. The objective of the new disclosures is to improve the financial statement user's understanding of (1) the nature of an entity's credit risks associated with its financing receivables and (2) the entity's assessment of that risk in estimating its allowance for credit losses as well as the changes in the allowance and the reasons for those changes. The new disclosures that

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

relate to information as of the end of a reporting period are effective for the first interim or annual reporting period ending on or after December 15, 2010 (which was the three months ended December 31, 2010 for IFC). The new disclosures that include information for activity that occurs during a reporting period were effective for the first interim or annual periods beginning after December 15, 2010 (which was the three months ended March 31, 2011 for IFC). IFC has provided those disclosures in the Notes to these Consolidated Financial Statements.

In January 2011, the FASB issued ASU 2011-01, *Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No.2010-20* (ASU 2011-01). ASU 2011-01 amends ASC Topic 310 and ASU 2010-20 to defer indefinitely the effective date of the disclosures required by ASU 2010-20 pertaining to troubled debt restructurings. The original effective date for those disclosures was for the first interim or annual period beginning after December 15, 2010 (which was the three months ended March 31, 2011 for IFC).

In April 2011, the FASB issued ASU 2011-02, *A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring* (ASU 2011-02). ASU 2011-02 provides additional guidance clarifying when the restructuring of a loan should be considered a *troubled* debt restructuring, including determining whether the lender has granted a concession and whether the borrower is experiencing financial difficulty. The ASU also reestablishes an effective date for ASU 2010-20's previously deferred disclosure requirements for troubled debt restructurings. ASU 2011-02 is effective for interim and annual periods ending after June 15, 2011 (which was the three months ended September 30, 2011 for IFC) and applies retroactively to restructurings occurring on or after the beginning of the annual period of adoption (which was July 1, 2011 for IFC), IFC adopted the provisions of ASU 2011-02 for the three months ended September 30, 2011 without a material impact on IFC's financial position, operations or cash flows. ASU 2010-20's previously deferred disclosure requirements for troubled debt restructurings are effective for the first interim or annual period beginning after June 15, 2011 (which was the three months ended September 30, 2011 for IFC). IFC has provided those disclosures in the Notes to these Consolidated Financial Statements.

In April 2011, the FASB also issued ASU 2011-03, *Reconsideration of Effective Control for Repurchase Agreements* (ASU 2011-03). ASU 2011-03 amends ASC Topic 860, *Transfers and Servicing*, to remove from the assessment of whether a transferor of a financial asset has given up effective control of that asset (1) the criterion requiring the transferor to have the ability to repurchase or redeem transferred financial assets on substantially the agreed terms, even in the event of a default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. ASU 2011-03 is effective prospectively for transactions, or modifications of existing transactions, that occur in or after the first interim or annual period beginning after December 15, 2011 (which was the three months ended March 31, 2012 for IFC). IFC adopted the provisions of ASU 2011-03 for the three months ended March 31, 2011 without a material impact on IFC's financial position, results of operations or cash flows.

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* (ASU 2011-04). ASU 2011-04 is largely consistent with current fair value measurements principles in U.S. GAAP, expands ASC 820's existing disclosure requirements with respect to Level 3 fair value measurements and makes other amendments, many of which are made to eliminate unnecessary wording differences between U.S. GAAP and IFRS. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 (which was the three months ended March 31, 2012 for IFC). IFC adopted the provisions of ASU 2011-04 for the three months ended March 31, 2012 without a material impact on IFC's financial position, results of operations or cash flows, and has provided the expanded disclosures in the Notes to these Consolidated Financial Statements.

Accounting and financial reporting developments – In March 2010, the Patient Protection and Affordable Care Act (the PPACA) and the Health Care Education Reconciliation Act of 2010 (HCERA), became law (collectively, the "Act"). The Act seeks to reform the U.S. health care system and its various provisions will become effective over the next eight years. IFC is currently evaluating the impact of the Act.

In June 2011, the FASB issued ASU 2011-05, *Presentation of Comprehensive Income* (ASU 2011-05). ASU 2011-05 revises the manner in which entities must present comprehensive income in their financial statements by requiring either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements of income and comprehensive income, respectively. ASU 2011-05 does not change the items that must be reported in other comprehensive income, does not require any additional disclosures and is effective for fiscal years ending after December 15, 2011 (which is the year ending June 30, 2012 for IFC) and interim and annual periods thereafter. IFC currently presents two separate but consecutive consolidated statements of income and comprehensive income, respectively. In addition, ASU 2011-05 requires the presentation of reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income and the statement in which other comprehensive income are presented. ASU 2011-05 is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2011 (which is the year ending June 30, 2013 for IFC). However, ASU 2011-12 defers indefinitely those portions of ASU 2011-05 which require the presentation of reclassification adjustments out of accumulated other comprehensive income by component in both the statement if which net income and the statement in which other comprehensive income are presented.

In December 2011, the FASB issued ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities* (ASU 2011-11), and ASU 2011-12, *Deferral of the Effective date for Amendments to the Presentation of reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05* (ASU 2011-12). ASU 2011-11 contains new disclosure requirements regarding the reporting entity's rights of setoff and related arrangements associated with its financial instruments and derivatives. The new disclosures will also provide information about both gross and net exposures. ASU 2011-11 is effective for annual reporting periods, and interim periods within those annual periods, beginning on or after January 1, 2013 (which is the year ending June 30, 2014 for IFC), and must be applied retroactively.

In addition, during the year ended June 30, 2012, the FASB issued and/or approved various other ASUs. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on the financial position, results of operations or cash flows of IFC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B – SCOPE OF CONSOLIDATION

IFC Asset Management Company, LLC (AMC)

IFC has established a wholly owned subsidiary, AMC, to mobilize capital from outside IFC's traditional investor pool and to manage third-party capital. AMC is consolidated into IFC's financial statements. At June 30, 2012, IFC has provided $2 million of capital to AMC ($2 million - June 30, 2011).

At June 30, 2012, AMC managed five funds (collectively referred to as the AMC Funds). IFC's ownership interests in these AMC Funds are shown in the following table:

AMC Fund	IFC's ownership interest
IFC Capitalization (Equity) Fund, L.P.	61%
IFC Capitalization (Subordinated Debt) Fund, L.P.	13%
IFC African, Latin American and Caribbean Fund, L.P.	20%
Africa Capitalization Fund, Ltd.	-
IFC Russian Bank Capitalization Fund, LP	100%*

(*) 55% of IFC's ownership interest represents funding provided by third party investors who are entitled to the proceeds returned by the IFC Russian Bank Capitalization Fund LP in connection with the investment of any of the funding received from these third party investors.

Except for the IFC Russian Bank Capitalization Fund, LP, the AMC funds are not controlled by either IFC or AMC. The IFC Russian Bank Capitalization Fund LP is consolidated into IFC's financial statements because of the presumption of control by IFC as the general partner.

As a result of the consolidation of AMC, IFC's consolidated balance sheet at June 30, 2012 includes $12 million in cash, receivables and other assets ($18 million - June 30, 2011), less than $0.5 million in equity investments (less than $0.5 million - June 30, 2011) and $2 million in payables and other liabilities (less than $0.5 million - June 30, 2011). Other income in IFC's consolidated income statement includes $28 million during year ended June 30, 2012 ($28 million - year ended June 30, 2011 and $7 million - year ended June 30, 2010) and other expenses includes $10 million during the year ended June 30, 2012 ($5 million - year ended June 30, 2011 and $2 million - year ended June 30, 2010). The IFC Russian Bank Capitalization Fund LP was created in June 2012 and the impact of consolidating this AMC Fund into IFC's consolidated financial statements was not material for the year ended June 30, 2012.

Consolidated VIEs

IFC has consolidated four VIEs into these Consolidated Financial Statements.

In October 2009, IFC created a special purpose vehicle, Hilal Sukuk Company, to facilitate a $100 million Sukuk under IFC's borrowings program. Hilal Sukuk Company is a variable interest entity and has been consolidated into these Consolidated Financial Statements. The consolidation of Hilal Sukuk Company had no material impact on these Consolidated Financial Statements.

Collectively, the impact of the other three VIEs consolidated into these Consolidated Financial Statements is insignificant.

Other consolidated entities

Collectively, the impact of the three consolidated entities into these Consolidated Financial Statements under the voting interest model is insignificant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C – LIQUID ASSET PORTFOLIO

Income from liquid asset trading activities

Income from the liquid asset trading activities for the years ended June 30, 2012, June 30, 2011 and June 30, 2010 comprises (US$ millions):

	2012	2011	2010
Interest income	$ 670	$ 473	$ 358
Net gains and losses on trading activities:			
Realized (losses) gains	(105)	(12)	127
Unrealized (losses) gains	(230)	101	328
Net (losses) gains on trading activities	(335)	89	455
Foreign currency transaction (losses) gains	(22)	(33)	2
Total income from liquid asset trading activities	**$ 313**	**$ 529**	**$ 815**

Net gains and losses on trading activities comprises net losses on asset-backed and mortgage-backed securities of $8 million in the year ended June 30, 2012 ($159 million gains - year ended June 30, 2011; $419 million gains - year ended June 30, 2010) and net losses on other trading securities of $327 million in the year ended June 30, 2012 ($70 million losses - year ended June 30, 2011; $36 million gains - year ended June 30, 2010).

The annualized rate of return on the trading liquid asset portfolio, calculated as total income from the liquid asset trading activities divided by fair value average daily balance of total trading securities, during the year ended June 30, 2012, was 1.2% (2.1% - year ended June 30, 2011; 3.5% - year ended June 30, 2010). After the effect of associated derivative instruments, the liquid asset portfolio generally reprices within one year.

Composition of liquid asset portfolio

The composition of IFC's liquid asset portfolio included in the consolidated balance sheet captions is as follows (US$ millions):

	June 30, 2012	June 30, 2011
Assets		
Cash and due from banks	$ 883	$ 73
Time deposits	5,038	4,275
Trading securities	28,868	24,761
Securities purchased under resale agreements	964	1,549
Derivative assets	264	65
Receivables and other assets:		
Receivables from unsettled security trades	691	1,004
Accrued interest income on time deposits and securities	123	94
Accrued income on derivative instruments	20	23
Total assets	36,851	31,844
Liabilities		
Securities sold under repurchase agreements	6,397	5,787
Derivative liabilities	223	513
Payables and other liabilities:		
Payables for unsettled security trades	477	970
Accrued charges on derivative instruments	33	57
Total liabilities	7,130	7,327
Total net liquid asset portfolio	**$ 29,721**	**$ 24,517**

The liquid asset portfolio is denominated primarily in US dollars; investments in other currencies, net of the effect of associated derivative instruments that convert non-US dollar securities into US dollar securities, represent 2.7% of the portfolio at June 30, 2012 (1.7% - June 30, 2011).

Collateral

The estimated fair value of securities held by IFC at June 30, 2012 as collateral in connection with derivatives transactions and purchase and resale agreements that may be sold or repledged was $3,387 million ($3,568 million - June 30, 2011). Collateral given by IFC to counterparties in connection with repurchase agreements that may be sold or repledged by the counterparty approximates the amounts classified as Securities sold under repurchase agreements. At June 30, 2012, trading securities with a carrying amount (fair value) of $210 million ($0 - June 30, 2011) were pledged in connection with borrowings under a short-term discount note program, the carrying amount of which was $1,400 million ($1,499 million - June 30, 2011).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Trading securities

Trading securities comprises:

	Year ended June 30, 2012	At June 30, 2012	
	Fair value average daily balance (US$ millions)	Fair value (US$ millions)	Weighted average contractual maturity (years)
Government, agency and government-sponsored agency obligations	$ 11,367	$ 13,684	1.6
Asset-backed securities	7,419	8,252	18.6
Corporate securities	6,634	6,823	2.2
Money market funds	463	109	n/a
Total trading securities	$ 25,883	$ 28,868	

	Year ended June 30, 2011	At June 30, 2011	
	Fair value average daily balance (US$ millions)	Fair value (US$ millions)	Weighted average contractual maturity (years)
Government, agency and government-sponsored agency obligations	$ 8,419	$ 7,288	3.2
Asset-backed securities	7,287	8,329	25.0
Corporate securities	8,611	7,772	2.4
Money market funds	524	1,372	n/a
Total trading securities	$ 24,841	$ 24,761	

The expected maturity of the asset-backed securities may be significantly shorter than the contractual maturity, as reported above, due to prepayment features.

NOTE D – INVESTMENTS

The carrying amount of investments at June 30, 2012 and June 30, 2011 comprises (US$ millions):

	June 30, 2012	June 30, 2011
Loans		
Loans at amortized cost	$ 20,226	$ 19,038
Less: Reserve against losses on loans	(1,381)	(1,307)
Net loans	18,845	17,731
Loans held for sale at lower of amortized cost or fair value	60	87
Loans accounted for at fair value under the Fair Value Option (outstanding principal balance $607 - June 30, 2012, $596 - June 30, 2011)	591	637
Total loans	19,496	18,455
Equity investments		
Equity investments at cost less impairment*	3,066	2,748
Equity investments accounted for at fair value as available-for-sale (cost $1,783 - June 30, 2012, $1,824 - June 30, 2011)	3,231	3,484
Equity investments accounted for at fair value under the Fair Value Option (cost $ 2,636 - June 30, 2012, $2,112 - June 30, 2011)	3,477	3,081
Total equity investments	9,774	9,313
Debt securities		
Debt securities accounted for at fair value as available-for-sale (amortized cost $1,916 - June 30, 2012, $1,702 - June 30, 2011)	1,916	1,961
Debt securities accounted for at fair value under the Fair Value Option (amortized cost $210 - June 30, 2012, $184 - June 30, 2011)	252	205
Total debt securities	2,168	2,166
Total carrying amount of investments	$ 31,438	$ 29,934

* Equity investments at cost less impairment at June 30, 2012 includes unrealized gains of $2 million ($36 million at June 30, 2011) related to equity investments accounted for as available-for-sale in previous periods and for which readily determinable fair vales are no longer available.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The distribution of the investment portfolio by industry sector and by geographical region and a reconciliation of total disbursed portfolio to carrying amount of investments is as follows (US$ millions):

Sector	June 30, 2012				June 30, 2011			
	Loans	Equity investments	Debt securities	Total	Loans	Equity investments	Debt securities	Total
Manufacturing, agribusiness and services								
Asia	$ 1,946	$ 385	$ 201	$ 2,532	$ 2,001	$ 391	$ 192	$ 2,584
Europe, Middle East and North Africa	3,131	599	36	3,766	2,882	460	36	3,378
Sub-Saharan Africa, Latin America and Caribbean	1,947	390	37	2,374	1,929	345	39	2,313
Other	615	-	-	615	34	-	-	34
Total manufacturing, agribusiness and services	7,639	1,374	274	9,287	6,846	1,196	267	8,309
Financial markets								
Asia	1,218	1,098	274	2,590	1,104	1,074	235	2,413
Europe, Middle East and North Africa	2,660	1,564	552	4,776	3,051	1,542	378	4,971
Sub-Saharan Africa, Latin America and Caribbean	1,796	1,526	682	4,004	1,465	1,291	944	3,700
Other	382	546	128	1,056	363	426	66	855
Total financial markets	6,056	4,734	1,636	12,426	5,983	4,333	1,623	11,939
Infrastructure and natural resources								
Asia	1,742	401	55	2,198	1,812	236	57	2,105
Europe, Middle East and North Africa	2,273	356	10	2,639	2,099	460	6	2,565
Sub-Saharan Africa, Latin America and Caribbean	3,078	448	130	3,656	2,966	394	156	3,516
Other	255	234	5	494	178	113	6	297
Total infrastructure and natural resources	7,348	1,439	200	8,987	7,055	1,203	225	8,483
Total disbursed investment portfolio	**$ 21,043**	**$ 7,547**	**$ 2,110**	**$ 30,700**	**$ 19,884**	**$ 6,732**	**$ 2,115**	**$ 28,731**
Reserve against losses on loans	(1,381)			(1,381)	(1,307)			(1,307)
Unamortized deferred loan origination fees, net and other	(120)			(120)	(123)			(123)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets	(38)	(64)	(3)	(105)	(40)	(55)	(8)	(103)
Adjustments to disbursed investment portfolio	8	3	(12)	(1)				
Unrealized gains (losses) on equity investments held by consolidated VIEs		(1)		(1)		7		7
Unrealized gains on investments accounted for at fair value as available-for-sale		1,448	31	1,479		1,660	38	1,698
Unrealized gains (losses) on investments accounted for at fair value under the Fair Value Option	(16)	841	42	867	41	969	21	1,031
Carrying amount of investments	**$ 19,496**	**$ 9,774**	**$ 2,168**	**$ 31,438**	**$ 18,455**	**$ 9,313**	**$ 2,166**	**$ 29,934**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES

Loans

Income from loans and guarantees for the years ended June 30, 2012, June 30, 2011 and June 30, 2010, comprise the following (US$ millions):

	2012	2011	2010
Interest income	$ 818	$ 704	$ 676
Commitment fees	29	33	33
Other financial fees	68	52	50
Gains on sale of loans	2	-	-
Gains on non-monetary exchanges	78	9	-
Unrealized (losses) gains on loans accounted for at fair value under the Fair Value Option	(57)	79	42
Income from loans and guarantees	**$ 938**	**$ 877**	**$ 801**

The currency composition and average contractual rate of the disbursed loan portfolio are summarized below:

	June 30, 2012		June 30, 2011	
	Amount (US$ millions)	Average contractual rate (%)	Amount (US$ millions)	Average contractual rate (%)
US dollar	$ 15,635	4.2	$ 14,167	3.9
Euro	2,831	4.4	3,009	4.7
Indian rupee	390	9.8	455	9.5
Mexican peso	367	2.9	8	6.0
Chinese renminbi	337	5.1	331	5.2
Philippine pesos	308	7.9	246	8.2
Russian ruble	224	11.3	411	9.7
South African rand	165	9.2	171	9.4
Brazilian real	157	8.9	118	11.2
Indonesian rupiah	145	9.5	228	10.2
Colombian pesos	117	10.1	189	10.4
Turkish lira	52	13.1	49	13.1
Vietnamese dong	52	14.3	-	-
Other currencies:				
OECD currencies	53	3.4	243	4.4
Non-OECD currencies	210	7.0	259	7.5
Total disbursed loan portfolio	**$ 21,043**	**4.7**	**$ 19,884**	**4.6**

After the effect of interest rate swaps and currency swaps, IFC's loans are principally denominated in variable rate US dollars.

Loans in all currencies are repayable during the years ending June 30, 2013 through June 30, 2017 and thereafter, as follows (US$ millions):

	2013	2014	2015	2016	2017	Thereafter	Total
Fixed rate loans	$ 730	$ 816	$ 534	$ 646	$ 365	$ 1,379	$ 4,470
Variable rate loans	3,488	2,861	2,454	2,115	1,573	4,082	16,573
Total disbursed loan portfolio	**$ 4,218**	**$ 3,677**	**$ 2,988**	**$ 2,761**	**$ 1,938**	**$ 5,461**	**$ 21,043**

At June 30, 2012, 21% of the disbursed loan portfolio consisted of fixed rate loans (22% - June 30, 2011), while the remainder was at variable rates. At June 30, 2012, the disbursed loan portfolio included $100 million of loans serving as collateral under secured borrowing arrangements ($199 million - June 30, 2011). IFC's disbursed variable rate loans generally reprice within one year.

During the year ended June 30, 2012, IFC received mortgage loans with an initial carrying amount of $6 million ($86 million - year ended June 30, 2011) in conjunction with the settlement of borrowers obligation to IFC. These loans are classified as held-for-sale.

Reserve against losses on loans

Changes in the reserve against losses on loans for the years ended June 30, 2012, June 30, 2011 and June 30, 2010, as well as the related recorded investment in loans, evaluated for impairment individually (specific reserves) and on a pool basis (portfolio reserves) respectively, are summarized below (US$ millions):

	Year ended June 30, 2012		
	Specific reserves	Portfolio reserves	Total reserve
Beginning balance	$ 382	$ 925	$ 1,307
Provision for losses on loans, net	76	39	115
Write offs	(13)	-	(13)
Recoveries of previously written off loans	2	-	2
Foreign currency transaction adjustments	(5)	(30)	(35)
Other adjustments*	5	-	5
Ending balance	**$ 447**	**$ 934**	**$ 1,381**
Related recorded investment in loans at June 30, 2012 evaluated for impairment**	$ 20,226	$ 19,303	$ 20,226

	Year ended June 30, 2011		
	Specific reserves	Portfolio reserves	Total reserve
Beginning balance	$ 432	$ 917	$ 1,349
Release of provision for losses on loans, net	(16)	(24)	(40)
Write offs	(56)	-	(56)
Recoveries of previously written off loans	4	-	4
Foreign currency transaction adjustments	10	32	42
Other adjustments*	8	-	8
Ending balance	**$ 382**	**$ 925**	**$ 1,307**
Related recorded investment in loans at June 30, 2011 evaluated for impairment**	$ 19,038	$ 18,120	$ 19,038

	Year ended June 30, 2010		
	Specific reserves	Portfolio reserves	Total reserve
Beginning balance	$ 300	$ 938	$ 1,238
Provision for (release of provision for) losses on loans, net	153	(8)	145
Write offs	(18)	-	(18)
Recoveries of previously written off loans	5	-	5
Foreign currency transaction adjustments	(9)	(13)	(22)
Other adjustments*	1	-	1
Ending balance	**$ 432**	**$ 917**	**$ 1,349**

*Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.
**IFC individually evaluates all loans for impairment. Portfolio reserves are established for losses incurred, but not specifically identifiable, on loans for which no specific reserve is established.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reserve for losses on guarantees and other receivables and provision for losses on guarantees and other receivables

Changes in the reserve against losses on guarantees for the years ended June 30, 2012, June 30, 2011 and June 30, 2010, are summarized below (US$ millions):

	2012	2011	2010
Beginning balance	$ 24	$ 24	$ 14
(Release of) provision for losses on guarantees	(3)	-	10
Ending Balance	**$ 21**	**$ 24**	**$ 24**

Changes in the reserve against losses on other receivables for the years ended June 30, 2012, June 30, 2011 and June 30, 2010, are summarized below (US$ millions):

	2012	2011	2010
Beginning balance	$ -	$ -	$ -
Provision for losses on other receivables	5	-	-
Ending Balance	**$ 5**	**$ -**	**$ -**

Impaired loans

The average recorded investment during the year ended June 30, 2012, in loans at amortized cost that are impaired was $908 million ($940 million - year ended June 30, 2011). The recorded investment in loans at amortized cost that are impaired at June 30, 2012 was $923 million ($918 million - June 30, 2011).

Loans at amortized cost that are impaired with specific reserves are summarized by industry sector and geographic region as follows (US$ millions):

	June 30, 2012				
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Manufacturing, agribusiness and services					
Asia	$ 100	$ 106	$ 72	$ 101	$ -
Europe, Middle East and North Africa	436	444	235	440	12
Sub-Saharan Africa, Latin America and Caribbean	181	244	46	163	5
Total manufacturing, agribusiness and services	717	794	353	704	17
Financial markets					
Asia	22	24	5	19	2
Europe, Middle East and North Africa	40	46	18	48	3
Sub-Saharan Africa, Latin America and Caribbean	7	32	7	7	1
Total financial markets	69	102	30	74	6
Infrastructure and natural resources					
Asia	73	73	25	70	3
Europe, Middle East and North Africa	14	14	6	14	-
Sub-Saharan Africa, Latin America and Caribbean	50	51	33	46	3
Total infrastructure and natural resources	137	138	64	130	6
Total	**$ 923**	**$ 1,034**	**$ 447**	**$ 908**	**$ 29**

IFC had no impaired loans at June 30, 2012 with no specific reserves.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2011				
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Manufacturing, agribusiness and services					
Asia	$ 132	$ 139	$ 57	$ 142	$ 3
Europe, Middle East and North Africa	466	475	189	466	13
Sub-Saharan Africa, Latin America and Caribbean	187	264	62	200	6
Total manufacturing, agribusiness and services	785	878	308	808	22
Financial markets					
Asia	28	30	6	30	3
Europe, Middle East and North Africa	21	27	13	21	1
Sub-Saharan Africa, Latin America and Caribbean	8	32	8	4	-
Total financial markets	57	89	27	55	4
Infrastructure and natural resources					
Asia	7	7	3	6	-
Europe, Middle East and North Africa	15	15	5	16	1
Sub-Saharan Africa, Latin America and Caribbean	54	54	39	55	1
Total infrastructure and natural resources	76	76	47	77	2
Total	$ 918	$ 1,043	$ 382	$ 940	$ 28

IFC had no impaired loans at June 30, 2011 with no specific reserves.

Nonaccruing loans

Loans on which the accrual of interest has been discontinued amounted to $859 million at June 30, 2012 ($943 million - June 30, 2011).

	2012	2011	2010
Interest income not recognized on nonaccruing loans	$ 47	$ 61	$ 59
Interest income recognized on loans in nonaccrual status, related to current and prior years, on a cash basis	21	22	22

The recorded investment in nonaccruing loans at amortized cost is summarized by industry sector and geographic region as follows (US$ millions):

	June 30, 2012			
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Total recorded investment in nonaccruing loans
Asia	$ 82	$ -	$ 8	$ 90
Europe, Middle East and North Africa	467	9	14	490
Sub-Saharan Africa, Latin America and Caribbean	142	-	32	174
Total disbursed loans at amortized cost	**$ 691**	**$ 9**	**$ 54**	**$ 754**

	June 30, 2011			
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Total recorded investment in nonaccruing loans
Asia	$ 100	$ 28	$ -	$ 128
Europe, Middle East and North Africa	462	6	13	481
Sub-Saharan Africa, Latin America and Caribbean	123	1	53	177
Total disbursed loans at amortized cost	**$ 685**	**$ 35**	**$ 66**	**$ 786**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Past due loans

An age analysis, based on contractual terms, of IFC's loans at amortized cost by industry sector and geographic region follows (US$ millions):

	June 30, 2012					
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total Loans
Manufacturing, agribusiness and services						
Asia	$ 18	$ -	$ 73	$ 91	$ 1,821	$ 1,912
Europe, Middle East and North Africa	-	26	397	423	2,600	3,023
Sub-Saharan Africa, Latin America and Caribbean	-	40	63	103	1,824	1,927
Other	-	-	-	-	615	615
Total manufacturing, agribusiness and services	18	66	533	617	6,860	7,477
Financial markets						
Asia	-	-	-	-	1,198	1,198
Europe, Middle East and North Africa	-	-	4	4	2,576	2,580
Sub-Saharan Africa, Latin America and Caribbean	-	-	-	-	1,712	1,712
Other	-	-	-	-	330	330
Total financial markets	-	-	4	4	5,816	5,820
Infrastructure and natural resources						
Asia	-	-	-	-	1,548	1,548
Europe, Middle East and North Africa	-	-	14	14	2,250	2,264
Sub-Saharan Africa, Latin America and Caribbean	-	-	32	32	2,988	3,020
Other	-	-	-	-	255	255
Total Infrastructure and natural resources	-	-	46	46	7,041	7,087
Total disbursed loans at amortized cost	$ 18	$ 66	$ 583	$ 667	$ 19,717	$ 20,384
Unamortized deferred loan origination fees, net and other						(120)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(38)
Recorded investment in loans at amortized cost						$ 20,226

At June 30, 2012, there are no loans 90 days or greater past due still accruing.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2011					
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total loans
Manufacturing, agribusiness and services						
Asia	$ -	$ -	$ 90	$ 90	$ 1,870	$ 1,960
Europe, Middle East and North Africa	1	-	420	421	2,333	2,754
Sub-Saharan Africa, Latin America and Caribbean	-	33	83	116	1,801	1,917
Other	-	-	-	-	34	34
Total manufacturing, agribusiness and services	1	33	593	627	6,038	6,665
Financial markets						
Asia	-	-	28	28	1,041	1,069
Europe, Middle East and North Africa	-	-	6	6	2,993	2,999
Sub-Saharan Africa, Latin America and Caribbean	-	-	1	1	1,330	1,331
Other	-	-	-	-	339	339
Total financial markets	-	-	35	35	5,703	5,738
Infrastructure and natural resources						
Asia	-	-	-	-	1,596	1,596
Europe, Middle East and North Africa	-	-	14	14	2,085	2,099
Sub-Saharan Africa, Latin America and Caribbean	-	-	52	52	2,874	2,926
Other	-	-	-	-	177	177
Total Infrastructure and natural resources	-	-	66	66	6,732	6,798
Total disbursed loans at amortized cost	$ 1	$ 33	$ 694	$ 728	$ 18,473	$ 19,201
Unamortized deferred loan origination fees, net and other						(123)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(40)
Recorded investment in loans at amortized cost						$ 19,038

At June 30, 2011, there are no loans 90 days or greater past due still accruing.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loan Credit Quality Indicators

IFC utilizes a rating system to classify loans according to credit worthiness and risk. Each loan is categorized as very good, good, average, watch, substandard, doubtful or loss.

A description of each category (credit quality indicator), in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself, follows:

Credit quality indicator	Description
Very good	Excellent debt service capacity; superior management; market leader; very favorable operating environment; may also have strong collateral and/or guaranteed arrangements.
Good	Strong debt service capacity: good liquidity; stable performance, very strong management, high market share; minimal probability of financial deterioration.
Average	Satisfactory balance sheet ratios, average liquidity; good debt service capacity; good management; average size and market share.
Watch	Tight liquidity; financial performance below expectations; higher than average leverage ratio; week management in certain aspects; uncompetitive products and operations; unfavorable or unstable macroeconomic factors.
Substandard	Poor financial performance; difficulty servicing debt; inadequate net worth and debt service capacity; loan not fully secured: partial past due amounts of interest and/or principal; well-defined weaknesses may adversely impact collection but no loss of principal is expected.
Doubtful	Bad financial performance; serious liquidity and debt service capacity issues: large and increasing past due amounts: partial loss is very likely.
Loss	Close to or already in bankruptcy; serious regional geopolitical issues/conflicts; default and total loss highly likely.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of IFC's loans at amortized cost by credit quality indicator, as updated during the three months ended June 30, 2012, as well as by industry sector and geographic region follows (US$ millions):

	At June 30, 2012							
	Very good	Good	Average	Watch	Substandard	Doubtful	Loss	Total
Manufacturing, agribusiness and services								
Asia	$ -	$ 381	$ 793	$ 461	$ 187	$ 81	$ 9	$ 1,912
Europe, Middle East and North Africa	-	312	1,092	904	302	231	182	3,023
Sub-Saharan Africa, Latin America and Caribbean Europe	-	218	933	531	110	114	21	1,927
Other	-	336	279	-	-	-	-	615
Total manufacturing, agribusiness and services	-	1,247	3,097	1,896	599	426	212	7,477
Financial markets								
Asia	-	649	283	244	-	22	-	1,198
Europe, Middle East and North Africa	-	425	1,440	387	267	57	4	2,580
Sub-Saharan Africa, Latin America and Caribbean	-	338	1,181	176	10	7	-	1,712
Other	-	-	-	330	-	-	-	330
Total financial markets	-	1,412	2,904	1,137	277	86	4	5,820
Infrastructure and natural resources								
Asia	-	257	553	630	35	41	32	1,548
Europe, Middle East and North Africa	-	243	779	1,066	31	143	2	2,264
Sub-Saharan Africa, Latin America and Caribbean	-	301	1,015	1,383	226	54	41	3,020
Other	-	44	102	109	-	-	-	255
Total infrastructure and natural resources	-	845	2,449	3,188	292	238	75	7,087
Total disbursed loans at amortized cost	$ -	$3,504	$ 8,450	$ 6,221	$ 1,168	$ 750	$ 291	$ 20,384
Unamortized deferred loan origination fees, net and other								(120)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets								(38)
Recorded investment in loans at amortized cost								$ 20,226

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	At June 30, 2011							
	Very good	Good	Average	Watch	Substandard	Doubtful	Loss	Total
Manufacturing, agribusiness and services								
Asia	$ -	$ 490	$ 851	$ 438	$ 130	$ 43	$ 8	$ 1,960
Europe, Middle East and North Africa	-	305	664	1,208	143	280	154	2,754
Sub-Saharan Africa, Latin America and Caribbean Europe	-	311	814	512	177	68	35	1,917
Other	-	-	34	-	-	-	-	34
Total manufacturing, agribusiness and services	-	1,106	2,363	2,158	450	391	197	6,665
Financial markets								
Asia	-	682	287	72	-	28	-	1,069
Europe, Middle East and North Africa	-	520	1,570	617	287	-	5	2,999
Sub-Saharan Africa, Latin America and Caribbean	-	384	731	186	22	7	1	1,331
Other	-	9	-	330	-	-	-	339
Total financial markets	-	1,595	2,588	1,205	309	35	6	5,738
Infrastructure and natural resources								
Asia	-	309	959	315	6	7	-	1,596
Europe, Middle East and North Africa	-	111	968	831	174	12	3	2,099
Sub-Saharan Africa, Latin America and Caribbean	-	269	981	1,472	142	36	26	2,926
Other	-	53	74	50	-	-	-	177
Total infrastructure and natural resources	-	742	2,982	2,668	322	55	29	6,798
Total disbursed loans at amortized cost	**$ -**	**$ 3,443**	**$ 7,933**	**$ 6,031**	**$ 1,081**	**$ 481**	**$ 232**	**$19,201**
Unamortized deferred loan origination fees, net and other								(123)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets								(40)
Recorded investment in loans at amortized cost								**$19,038**

Loan modifications during the year ended June 30, 2012 considered troubled debt restructurings were not significant. There were no loans that defaulted during the year ended June 30, 2012 that had been modified in a troubled debt restructuring within 12 months prior to the date of default.

Guarantees

IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at June 30, 2012 totaled $4,507 million ($4,081 million - June 30, 2011). Guarantees of $3,420 million that were outstanding (i.e., not called) at June 30, 2012 ($2,932 million - June 30, 2011), were not included in loans on IFC's consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE F – DEBT SECURITIES

Income from debt securities for the years ended June 30, 2012, June 30, 2011 and June 30, 2010, comprise the following (US$ millions):

	2012	2011	2010
Interest income	$ 60	$ 39	$ 35
Realized gains (losses) on debt securities	12	(2)	14
Gains on non-monetary exchanges	1	4	32
Unrealized gains (losses) on debt securities accounted for at fair value under the Fair Value Option	21	(2)	23
Other-than-temporary impairment losses	(27)	(2)	(3)
Dividends	14	9	7
Total income from debt securities	**$ 81**	**$ 46**	**$ 108**

Debt securities accounted for as available-for-sale at June 30, 2012 and June 30, 2011 comprise (US$ millions):

	June 30, 2012				June 30, 2011			
	Amortized	Unrealized		Fair	Amortized	Unrealized		Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
Corporate debt securities	$ 1,425	$ -	$ (26)	$ 1,399	$ 1,306	$ 243	$ (47)	$ 1,502
Preferred shares	483	41	(15)	509	371	64	(1)	434
Asset-backed securities	6	-	-	6	22	-	-	22
Other debt securities	2	-	-	2	3	-	-	3
Total	**$ 1,916**	**$ 41**	**$ (41)**	**$ 1,916**	**$ 1,702**	**$ 307**	**$ (48)**	**$ 1,961**

Unrealized losses on debt securities accounted for as available-for-sale at June 30, 2012 are summarized below (US$ millions):

	Less than 12 months		12 months or greater		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$ 127	$ (3)	$ 339	$ (23)	$ 466	$ (26)
Preferred shares	179	(15)	-	-	179	(15)
Total	**$ 306**	**$ (18)**	**$ 339**	**$ (23)**	**$ 645**	**$ (41)**

Unrealized losses on debt securities accounted for as available-for-sale at June 30, 2011 are summarized below (US$ millions):

	Less than 12 months		12 months or greater		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$ 67	$ (2)	$ 830	$ (45)	$ 897	$ (47)
Preferred shares	3	(1)	-	-	3	(1)
Total	**$ 70**	**$ (3)**	**$ 830**	**$ (45)**	**$ 900**	**$ (48)**

Corporate debt securities comprise investments in bonds and notes. Unrealized losses associated with corporate debt securities are primarily attributable to movements in the credit default swap spread curve applicable to the issuer. Based upon IFC's assessment of expected credit losses, IFC has determined that the issuer is expected to make all contractual principal and interest payments. Accordingly, IFC expects to recover the cost basis of these securities.

Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC's assessment of the expected credit losses, IFC expects to recover the cost basis of these securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Debt securities with contractual maturities that are accounted for as available-for-sale have contractual maturities during the years ending June 30, 2013 through June 30, 2017 and thereafter, as follows (US$ millions):

	2013	2014	2015	2016	2017	Thereafter	Total
Corporate debt securities*	$ 140	$ 298	$ 290	$ 102	$ 63	$ 504	$ 1,397
Asset-backed securities	-	11	-	-	-	6	17
Preferred shares	-	-	-	-	-	22	22
Total disbursed portfolio of debt securities with contractual maturities	**$ 140**	**$ 309**	**$ 290**	**$ 102**	**$ 63**	**$ 532**	**$ 1,436**

* excluding $7 million disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets and $10 million of other-than-temporary impairment losses.

The expected maturity of asset-backed securities may differ from the contractual maturity, as reported above, due to prepayment features. In addition, IFC has $489 million of redeemable preferred shares and other debt securities with undefined maturities ($437 million - June 30, 2011).

The currency composition and average contractual rate of debt securities with contractual maturities that are accounted for as available-for-sale are summarized below:

	June 30, 2012		June 30, 2011	
	Amount (US$ millions)	Average contractual rate (%)	Amount (US$ millions)	Average contractual rate (%)
US dollar	$ 541	3.5	$ 293	3.3
Brazilian real	511	10.2	861	10.7
Euro	69	2.6	79	3.4
Other non-OECD currencies	315	6.5	322	6.3
Total disbursed portfolio of debt securities with contractual maturities	**$ 1,436**	**6.5**	**$ 1,555**	**8.0**

After the effect of interest rate swaps and currency swaps, IFC's debt securities with contractual maturities that are accounted for as available-for-sale are principally denominated in variable rate US dollars.

NOTE G – EQUITY INVESTMENTS

Income from equity investments for the years ended June 30, 2012, June 30, 2011 and June 30, 2010 comprises the following (US$ millions):

	2012	2011	2010
Realized gains on equity investments	$ 2,000	$ 737	$ 1,290
Gains on non-monetary exchanges	3	217	28
Unrealized (losses) gains on equity investments accounted for at fair value under the Fair Value Option	(128)	454	240
Dividends and profit participations	274	280	285
Other-than-temporary impairment losses:			
Equity investments at cost less impairment	(272)	(87)	(126)
Equity investments available-for-sale	(420)	(131)	(77)
Total other- than-temporary impairment losses on equity investments	(692)	(218)	(203)
Fees and other	-	(6)	(2)
Total income from equity investments	**$ 1,457**	**$ 1,464**	**$ 1,638**

Dividends and profit participations include $43 million at June 30, 2012 ($57 million - year ended June 30, 2011; $60 million - year ended June 30, 2010) of receipts received in freely convertible currency, net of cash disbursements, in respect of investments accounted for under the cost recovery method, for which cost has been fully recovered.

Equity investments include several private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. These investments cannot be redeemed. Instead distributions are received through the liquidation of the underlying assets of the funds. IFC estimates that the underlying assets of the funds will be liquidated over five to eight years. The fair values of all these funds have been determined using the net asset value of IFC's ownership interest in partners' capital and totaled $2,181 million as of June 30, 2012 ($2,107 million as of June 30, 2011). The unfunded commitment obligations related to these funds totaled $1,296 million as of June 30, 2012 ($1,369 million as of June 30, 2011).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE H – INVESTMENT TRANSACTIONS COMMITTED BUT NOT DISBURSED OR UTILIZED

Loan, equity and debt security commitments signed but not yet disbursed, and guarantee and client risk management facilities signed but not yet utilized are summarized below (US$ millions):

	June 30, 2012	June 30, 2011
Investment transactions committed but not disbursed:		
Loans, equity investments and debt securities	$ 9,641	$ 9,698
Investment transactions committed but not utilized:		
Guarantees	1,087	1,149
Client risk management facilities	250	174
Total investment transactions committed but not disbursed or utilized	**$ 10,978**	**$ 11,021**

The disbursements of investment transactions committed but not disbursed or utilized are generally subject to fulfillment of conditions of disbursement.

NOTE I – LOAN PARTICIPATIONS

Loan participations signed as commitments for which disbursement has not yet been made and loan participations disbursed and outstanding which are serviced by IFC for participants are as follows (US$ millions):

	June 30, 2012	June 30, 2011
Loan participations signed as commitments but not disbursed	$ 1,880	$ 2,460
Loan participations disbursed and outstanding which are serviced by IFC	$ 6,463	$ 5,865

NOTE J – RECEIVABLES AND OTHER ASSETS

Receivables and other assets are summarized below (US$ millions):

	June 30, 2012	June 30, 2011
Receivables from unsettled security trades	$ 691	$ 1,004
Accrued interest income on time deposits and securities	126	107
Accrued income on derivative instruments	507	484
Accrued interest income on loans	229	238
Prepaid pension and other postretirement benefit costs	-	142
Headquarters building:		
Land	89	89
Building	225	221
Less: Accumulated building depreciation	(106)	(89)
Headquarters building, net	208	221
Deferred charges and other assets	1,068	406
Total receivables and other assets	**$ 2,829**	**$ 2,602**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K – BORROWINGS

Market borrowings and associated derivatives

IFC's borrowings outstanding from market sources and currency and interest rate swaps, net of unamortized issue premiums and discounts, are summarized below:

	June 30, 2012							
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation	
	Amount (US $ millions)	Weighted average rate (%)	Amount (US $ millions)	Weighted average rate (%)	Notional amount (US $ millions)	Weighted average rate (%)	Amount (US $ millions)	Weighted average rate (%)
US dollar	$ 22,573	2.3	$ 17,946	(0.5)	$ 35,208	0.7	$ 40,273	0.6
					(35,454)	(1.7)		
Australian dollar	9,048	5.4	(9,048)	(5.4)	-	-	-	-
Japanese yen	3,831	2.1	(3,831)	(2.1)	-	-	-	-
Turkish lira	1,801	8.9	(1,801)	(8.9)	-	-	-	-
New Zealand dollar	1,264	5.9	(1,264)	(5.9)	-	-	-	-
Brazilian real	913	8.4	(913)	(8.4)	-	-	-	-
Canadian dollar	780	4.6	(780)	(4.6)	-	-	-	-
South African rand	629	6.9	(629)	(6.9)	-	-	-	-
Pound sterling	490	3.1	(490)	(3.1)	-	-	-	-
Chinese renminbi	339	3.2	-	-	-	-	339	3.2
Norwegian kroner	277	3.4	(277)	(3.4)	-	-	-	-
Euro	267	6.6	(259)	(6.8)	8	1.0	8	1.0
					(8)	(0.8)		
Singapore dollar	158	1.1	(158)	(1.1)				
Hong Kong dollar	128	5.1	(128)	(5.1)	-	-	-	-
Mexican peso	124	6.0	(124)	(6.0)	-	-	-	-
Swiss franc	111	4.6	(111)	(4.6)	-	-	-	-
Costa Rican colones	60	7.9	(60)	(7.9)	-	-	-	-
South Korean won	39	1.8	(39)	(1.8)	-	-	-	-
C.F.A. franc	38	4.3	-	-	-	-	38	4.3
Russian ruble	30	5.8	(30)	(5.8)	-	-	-	-
			30	6.5			30	6.5
Principal at face value	**42,900**		$ (1,966)		$ (246)		$ 40,688	0.7
Borrowings under the short-term Discount Note Program	1,400							
	44,300							
Unamortized discounts, net	(640)							
Total market borrowings	**43,660**							
Fair value adjustments	963							
Carrying amount of market borrowings	**$ 44,623**							

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

IFC's borrowings outstanding from market sources and currency and interest rate swaps, net of unamortized issue premiums and discounts, are summarized below:

	June 30, 2011							
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation	
	Amount (US $ millions)	Weighted average rate (%)	Amount (US $ millions)	Weighted average rate (%)	Notional amount (US $ millions)	Weighted average rate (%)	Amount (US $ millions)	Weighted average rate (%)
US dollar	$ 18,055	2.9	$ 15,664	(0.2)	$ 30,739	0.4	$ 33,443	0.3
					(31,015)	(1.9)		
Australian dollar	7,518	5.6	(7,518)	(5.6)	-	-	-	-
Japanese yen	4,083	2.1	(4,083)	(2.1)	-	-	-	-
Turkish lira	1,688	10.0	(1,688)	(10.0)	-	-	-	-
Brazilian real	1,498	8.6	(1,498)	(8.6)	-	-	-	-
New Zealand dollar	1,022	6.2	(1,022)	(6.2)	-	-	-	-
South African rand	956	6.8	(956)	(6.8)	-	-	-	-
Canadian dollar	826	4.6	(826)	(4.6)	-	-	-	-
Pound sterling	528	3.2	(528)	(3.2)	-	-	-	-
Chinese renminbi	332	3.2	-	-	-	-	332	3.2
Euro	329	6.6	(320)	(6.7)	9	1.8	9	1.8
					(9)	(1.6)		
Singapore dollar	163	1.1	(163)	(1.1)				
Mexican peso	141	6.0	(141)	(6.0)	-	-	-	-
Moroccan dirham	128	4.5	(128)	(4.5)	-	-	-	-
Hong Kong dollar	127	5.1	(127)	(5.1)	-	-	-	-
C.F.A. franc	92	4.5	(44)	(4.8)	-	-	48	4.3
Russian ruble	36	5.8	(36)	(5.8)	-	-	-	-
			36	3.6			36	3.6
South Korean won	33	1.8	(33)	(1.8)	-	-	-	-
Principal at face value	**37,555**		**$ (3,411)**		**$ (276)**		**$ 33,868**	**0.3**
Borrowings under the short-term Discount Note Program	1,499							
	39,054							
Unamortized discounts, net	(650)							
Total market borrowings	**38,404**							
Fair value adjustments	(243)							
Carrying amount of market borrowings	**$ 38,161**							

The net currency obligations in Chinese renminbi and C.F.A. franc at June 30, 2012 have funded on-balance sheet loans with similar characteristics in such currencies.

The weighted average remaining maturity of IFC's borrowings from market sources was 5.5 years at June 30, 2012 (5.9 years - June 30, 2011).

Charges on borrowings for the year ended June 30, 2012 include $5 million of interest expense on secured borrowings ($4 million - year ended June 30, 2011; $4 million - year ended June 30, 2010) and is net of $19 million of gains on buybacks of market borrowings ($10 million - June 30, 2011; $62 million - year ended June 30, 2010).

The net nominal amount receivable from currency swaps of $1,966 million and the net notional amount receivable from interest rate swaps of $246 million at June 30, 2012 ($3,411 million and $276 million - June 30, 2011), shown in the above table, are represented by currency and interest rate swap assets at fair value of $3,369 million and currency and interest rate swap liabilities at fair value of $627 million ($3,562 million and $357 million - June 30, 2011), included in derivative assets and derivative liabilities, respectively, on the consolidated balance sheet.

Short-term market borrowings

IFC's short-term Discount Note Program has maturities ranging from overnight to one year. The amount outstanding under the program at June 30, 2012 is $1,400 million ($1,499 million at June 30, 2011). Charges on borrowings for the year ended June 30, 2012, includes $1 million in respect of this program ($3 million - June 30, 2011; $2 million - June 30, 2010).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Borrowings from IBRD

Borrowings outstanding from IBRD are summarized below:

	June 30, 2012		June 30, 2011	
	Principal amount (US$ millions)	Weighted average cost (%)	Principal amount (US$ millions)	Weighted average cost (%)
Saudi Arabian riyal	$ 42	4.0	$ 50	4.0
Total borrowings outstanding from IBRD	**$ 42**		**$ 50**	

The weighted average remaining maturity of borrowings from IBRD was 2.7 years at June 30, 2012 (3.2 years - June 30, 2011). Charges on borrowings for the year ended June 30, 2012, includes $2 million ($2 million - year ended June 30, 2011; $2 million - year ended June 30, 2010) in respect of borrowings from IBRD.

Maturity of borrowings

The principal amounts repayable on borrowings outstanding in all currencies, gross of any premiums or discounts, during the years ending June 30, 2013, through June 30, 2017, and thereafter are summarized below (US$ millions):

	2013	2014	2015	2016	2017	Thereafter	Total
Borrowings from market sources	$ 6,109	$ 9,777	$ 5,698	$ 4,582	$ 6,964	$ 9,770	$ 42,900
Borrowings under the short-term Discount Note Program	1,400	-	-	-	-	-	1,400
Borrowings from IBRD	8	8	8	9	9	-	42
Total borrowings, gross	**$ 7,517**	**$ 9,785**	**$ 5,706**	**$ 4,591**	**$ 6,973**	**$ 9,770**	**44,342**
Unamortized discounts, net							(640)
Fair value adjustments							963
Carrying amount of borrowings							**$ 44,665**

After the effect of interest rate and currency swaps, IFC's borrowings generally reprice within one year.

NOTE L – PAYABLES AND OTHER LIABILITIES

Payables and other liabilities are summarized below (US$ millions):

	June 30, 2012	June 30, 2011
Accrued charges on borrowings	$ 491	$ 465
Accrued charges on derivative instruments	180	193
Payables for unsettled security trades	477	970
Secured borrowings	100	199
Liabilities under retirement benefit plans	338	-
Accounts payable, accrued expenses and other liabilities	1,162	545
Deferred income	110	84
Total payables and other liabilities	**$ 2,858**	**$ 2,456**

NOTE M – CAPITAL TRANSACTIONS

On July 20, 2010, the IFC Board of Directors recommended that the IFC Board of Governors approve an increase in the authorized share capital of IFC of $130 million, to $2,580 million, and the issuance of $200 million of shares (including $70 million of unallocated shares). The resolution recommended by the Board of Directors was adopted by the Board of Governors on March 9, 2012. The amendment to the Articles of Agreement and the increase in the authorized share capital have become effective on June 27, 2012.

During the year ended June 30, 2012, 2,500 shares, at a par value of $1,000 each, were subscribed and paid by member countries (0 shares at a par value of $1,000 each - year ended June 30, 2011; 0 shares at a par value of $1,000 each - year ended June 30, 2010).

Under IFC's Articles of Agreement, in the event a member withdraws from IFC, IFC and the member may negotiate on the repurchase of the member's capital stock on such terms as may be appropriate under the circumstances. Such agreement may provide, among other things, for a final settlement of all obligations of the member to IFC. If such an agreement is not made within six months after the member withdraws or such other time as IFC and the member may agree, the repurchase price of the member's capital stock shall be the value thereof shown by the books of IFC on the day when the member withdraws. The repurchase of capital stock is subject to certain conditions including payments in installments, at such times and in such available currency or currencies as IFC reasonably determines, taking into account the financial position of IFC. IFC's Articles of Agreement also provide for the withdrawing member to repay losses on loans and equity investments in excess of reserves provided on the date of withdrawal.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N – OTHER INCOME

Other income for the year ended June 30, 2012, predominantly comprises $20 million of fees collected from clients ($24 million - year ended June 30, 2011; $26 million - year ended June 30, 2010), $28 million of income from consolidated entities ($29 million - year ended June 30, 2011; $17 million - year ended June 30, 2010) and income under other reimbursable arrangements of $10 million ($6 million - year ended June 30, 2011; $7 million - year ended June 30, 2010).

NOTE O – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Designated retained earnings

The components of designated retained earnings and related expenditures are summarized below (US$ millions):

	Grants to IDA	Advisory services	Performance-based grants	SME Ventures for IDA countries	Global Infrastructure Project Development Fund	Total designated retained earnings
At June 30, 2009	**$ -**	**$ 409**	**$ 183**	**$ 99**	**$ 100**	**$ 791**
Year ended June 30, 2010						
Designations/Reallocations of retained earnings	200		(70)	(60)	(70)	-
Transfers		5	(5)			-
Expenditures against designated retained earnings	(200)	(101)	(7)	(2)	-	(310)
At June 30, 2010	$ -	$ 313	$ 101	$ 37	$ 30	$ 481
Year ended June 30, 2011						
Designations of retained earnings	600	10				610
Expenditures against designated retained earnings	(600)	(106)	(47)	(3)	-	(756)
At June 30, 2011	$ -	$ 217	$ 54	$ 34	$ 30	$ 335
Year ended June 30, 2012						
Designations of retained earnings	330	69				399
Expenditures against designated retained earnings	(330)	(67)	(13)	(2)	-	(412)
At June 30, 2012	**$ -**	**$ 219**	**$ 41**	**$ 32**	**$ 30**	**$ 322**

On August 4, 2011, IFC's Board of Directors approved a designation of $330 million ($600 million - year ended June 30, 2011) of IFC's retained earnings for grants to IDA and $69 million ($10 million - year ended June 30, 2011) of IFC's retained earnings for advisory services. On September 23, 2011, IFC's Board of Governors noted with approval the designations approved by IFC's Board of Directors on August 4, 2011. IFC disbursed $330 million during the year ended June 30, 2012 ($600 million - year ended June 30, 2011) to IDA pursuant to the signing of the grant agreement.

Accumulated other comprehensive income

The components of accumulated other comprehensive income at June 30, 2012 and June 30, 2011 are summarized as follows (US$ millions):

	June 30, 2012	June 30, 2011
Net unrealized gains on available-for-sale debt securities	$ -	$ 259
Net unrealized gains on available-for-sale equity investments	1,450	1,696
Unrecognized net actuarial losses and unrecognized prior service costs on benefit plans	(937)	(412)
Total accumulated other comprehensive income	**$ 513**	**$ 1,543**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE P – NET GAINS AND LOSSES ON OTHER NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net gains and losses on other non-trading financial instruments accounted for at fair value for the years ended June 30, 2012, June 30, 2011 and June 30, 2010, comprises (US$ millions):

	2012	2011	2010
Net realized gains and losses on derivatives associated with investments:			
Realized (losses) gains on derivatives associated with loans	$ (1)	$ 4	$ -
Realized gains on derivatives associated with debt securities	-	11	-
Realized gains on derivatives associated with equity investments	12	48	5
Total net realized gains on derivatives associated with investments	**11**	**63**	**5**
Net gains and losses on non-monetary exchanges of derivatives associated with investments:			
Losses on non-monetary exchanges of derivatives associated with loans	(1)	-	-
Gains on non-monetary exchanges of derivatives associated with debt securities	11	8	4
Gains on non-monetary exchanges of derivatives associated with equity investments	-	14	2
Total net non monetary gains on derivatives associated with investments	**10**	**22**	**6**
Net unrealized gains and losses on other non-trading financial instruments:			
Unrealized gains and losses on derivative associated with investments:			
Unrealized losses on derivatives associated with loans	(99)	(68)	(102)
Unrealized (losses) gains on derivatives associated with debt securities	(14)	(30)	28
Unrealized gains (losses) on derivatives associated with equity investments	79	75	(50)
Total unrealized losses on derivatives associated with investments	(34)	(23)	(124)
Unrealized gains and losses on market borrowings accounted for at fair value:			
Credit spread component	(59)	(44)	(324)
Interest rate, foreign exchange and other components	(1,148)	187	(451)
Total unrealized (losses) gains on market borrowings	(1,207)	143	(775)
Unrealized gains (losses) on derivatives associated with market borrowings	1,001	(50)	549
Net unrealized (losses) gains on market borrowings and associated derivatives	(206)	93	(226)
Total unrealized (losses) gains on other non-trading financial instruments	**(240)**	**70**	**(350)**
Net (losses) gains on other non-trading financial instruments accounted for at fair value	**$ (219)**	**$ 155**	**$ (339)**

As discussed in Note A, "Summary of significant accounting and related policies", market borrowings with associated derivatives are accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to the different credit characteristics. The change in fair value reported in "Net unrealized (losses) gains on market borrowings and associated derivatives" includes the impact of changes in IFC's own credit spread. As credit spreads widen, unrealized gains are recorded and when such credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows on the market borrowings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE Q – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

As discussed in Note A, "Summary of significant accounting and related policies", IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under ASC Topic 815. Note A describes how and why IFC uses derivative instruments. The fair value of derivative instrument assets and liabilities by risk type at June 30, 2012 and June 30, 2011 is summarized as follows (US$ millions):

Consolidated balance sheet location	June 30, 2012 Fair value	June 30, 2011 Fair value
Derivative assets		
Interest rate	$ 905	$ 649
Foreign exchange	174	5
Interest rate and currency	3,116	3,126
Equity	418	390
Other	2	7
Total derivative assets	$ 4,615	$ 4,177
Derivative liabilities		
Interest rate	$ 410	$ 428
Foreign exchange	68	73
Interest rate and currency	782	1,256
Equity and other	1	-
Total derivative liabilities	$ 1,261	$ 1,757

The effect of derivative instruments contracts on the consolidated income statement for the years ended June 30, 2012 and June 30, 2011 is summarized as follows (US$ millions):

Derivative instrument category	Consolidated income statement location	June 30, 2012	June 30, 2011
Interest rate	Income from loans and guarantees	$ (39)	$ (50)
	Income from liquid asset trading activities	(282)	(238)
	Charges on borrowings	440	464
	Other income	2	11
	Net gains and losses on other non-trading financial instruments accounted for at fair value	267	(38)
Foreign exchange	Foreign currency transaction gains and losses on non-trading activities	75	46
	Income from liquid asset trading activities	(22)	(33)
	Net gains and losses on other non-trading financial instruments accounted for at fair value	26	(11)
Interest rate and currency	Income from loans and guarantees	(187)	(198)
	Income from debt securities	(61)	(79)
	Income from liquid asset trading activities	(74)	(32)
	Charges on borrowings	940	943
	Foreign currency transaction gains and losses on non-trading activities	512	993
	Net gains and losses on other non-trading financial instruments accounted for at fair value	660	(81)
	Other income	-	(5)
Equity	Net gains and losses on other non-trading financial instruments accounted for at fair value	40	135
Other	Net gains and losses on other non-trading financial instruments accounted for at fair value	(5)	7
Total		$ 2,292	$ 1,834

The income related to each derivative instrument category includes realized and unrealized gains and losses.

At June 30, 2012, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $51,147 million ($48,534 million at June 30, 2011), foreign exchange contracts was $11,605 million ($4,376 million at June 30, 2011) and interest rate and currency contracts was $28,730 million ($27,337 million at June 30, 2011). At June 30, 2012, there were 221 equity risk and other contracts related to IFC's loan and equity investment portfolio recognized as derivatives assets or liabilities under ASC Topic 815 (173 equity risk and other contracts at June 30, 2011).

IFC enters into interest rate and currency derivative instruments under standard industry contracts that contain credit risk-linked contingent features with respect to collateral requirements. Should IFC's credit rating be downgraded from the current AAA, the credit support annexes of these standard swap agreements detail, by swap counterparty, the collateral requirements IFC must satisfy in this event. The aggregate fair value of derivatives containing a credit risk-linked contingent feature in a net liability position was $105 million at June 30, 2012 ($658 million at June 30, 2011). At June 30, 2012, IFC had no collateral posted under these agreements. If IFC was downgraded from the current AAA to AA+ or less, then collateral in the amount of $6 million would be required to be posted against net liability positions with counterparties at June 30, 2012 ($208 million at June 30, 2011).

As of June 30, 2012, IFC had $183 million ($45 million at June 30, 2011) of outstanding obligations to return cash collateral under master netting agreements.

NOTE R – FAIR VALUE MEASUREMENTS

Many of IFC's financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the values, which will ultimately be realized, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities, with the aim of realizing their contractual cash flows.

The estimated fair values reflect the interest rate environments as of June 30, 2012 and June 30, 2011. In different interest rate environments, the fair value of IFC's financial assets and liabilities could differ significantly, especially the fair value of certain fixed rate financial instruments. Reasonable comparability of fair values among financial institutions is not likely, because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. For some investments there is a lack of observable pricing data, and this introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.

IFC's financial instruments measured at fair value have been classified as Level 1, Level 2 or Level 3 based on the fair value hierarchy in ASC 820 described in Note A.

i) Level 1 primarily consists of financial instruments whose values are based on unadjusted quoted market prices.
ii) Level 2 financial instruments are valued using models and other valuation methodologies and substantially all of the inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed.
iii) Level 3 consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing inputs that are non-observable. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement.

All of IFC's financial instruments in its liquid assets portfolio are managed according to an investment authority approved by IFC's Board of Directors and investment guidelines approved by IFC's Corporate Risk Committee (CRC), a subcommittee of IFC's Management Team. Third party independent vendor prices are used to price the vast majority of the liquid assets. The vendor prices are evaluated by IFC's Treasury department and IFC's Integrated Risk department maintains oversight for the pricing of liquid assets.

IFC's regional and industry departments are primarily responsible for fair valuing IFC's investment portfolio (equity investments, debt securities, loan investments and related derivatives). IFC's Portfolio Valuation Unit and Loss Provisioning Unit in the Accounting and Financial Operations department, provide oversight over the fair valuation process by monitoring and reviewing the fair values of IFC's investment portfolio. IFC's Valuation Oversight Subcommittee ("VOS") which is a subcommittee of CRC reviews significant valuation principles and the reasonableness of high exposure valuations quarterly.

IFC's borrowings are fair valued by the Quantitative Analysis Group in IFC's Treasury department under the oversight of the Integrated Risk department.

The methodologies used and key assumptions made to estimate fair values as of June 30, 2012, and June 30, 2011, are summarized below.

Liquid assets - The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are exchange traded futures, options, and US Treasuries. For exchange traded futures and options, exchange quoted prices are obtained and these are classified as Level 1 in accordance with ASC 820. Liquid assets valued using quoted market prices are also classified as Level 1. Securities valued using vendor prices for which there is evidence of high market trade activity may also be classified as Level 1. US Treasuries are valued using index prices and also classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC's evaluation of the vendor's pricing methodologies. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using yield-pricing approach or comparables model approach and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.

The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loans and debt securities - Loans and debt securities in IFC's investment portfolio that do not have available market prices are primarily valued using discounted cash flow approaches. All loans measured at fair value are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features are considered in determining the loans' fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features. The valuation techniques and significant unobservable inputs for loans and debt securities classified as Level 3 as of June 30, 2012 are presented below:

	Valuation technique	Fair value (US $ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities - preferred shares	Discounted cash flows	$ 159	Discount rate	8.0 - 22.2	13.3
	Relative valuations	91	Valuation multiples*		
	Net asset value	123	Third party pricing		
	Recent transactions	275		n/a	n/a
	Other techniques	9			
Total preferred shares		657			
Loans and other debt securities	Discounted cash flows	2,037	Credit default swap spreads	0.7 - 80.0	3.9
			Expected recovery rates	0.0 - 85.0	44.8
	Recent transactions	57		n/a	n/a
	Other techniques	8			
Total loans and other debt securities		2,102			
Total		$ 2,759			

Borrowings - Fair values derived by using quoted prices in active markets are classified as Level 1. Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC's credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.
Unstructured bonds	Inter-bank yield curve and IFC's credit curve.

Derivative instruments - The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

The significant inputs used in valuing the various classes of derivative instruments classified as Level 2 and significant unobservable inputs for derivative instruments classified as Level 3 as of June 30, 2012 are presented below:

Level 2 derivatives	Significant inputs
Interest rate contracts	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency rates	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

Level 3 derivatives	Type	Fair value (US $ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$ 76	Volatilities	14.4 - 115.1	34.9
	Variable strike price options	332	Contractual strike price*		
	Other techniques	7			
Other derivatives		4			
Total		$ 419			

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity investments - Equity investments valued using quoted prices in active markets are classified as Level 1. Equity investments classified as Level 2 were valued using quoted prices in inactive markets. The valuation techniques and significant unobservable inputs for equity investments classified as Level 3 as of June 30, 2012 are presented below:

Sector	Valuation technique	Fair Value (US $ millions)	Significant inputs	Range (%)	Weighted average (%)
Banking and other financial institutions	Discounted cash flows	$ 514	Cost of equity	9.8 - 22.7	16.8
			Asset growth rate	(34.0) - 113.0	20.1
			Return on assets	(8.6) - 7.4	2.1
			Perpetual growth rate	3.0 - 11.0	5.2
	Relative valuations	203	Price/book value	1.5 - 2.4	1.5
	Listed price (adjusted)	207	Discount for lock-up	9.4 - 27.8	12.5
	Recent transactions	70		n/a	n/a
	Other techniques	14			
Total banking and other financial institutions		1,008			
Funds	Net Asset Value	2,181	Third party pricing		
	Recent transactions	103		n/a	n/a
Total funds		2,284			
Others	Discounted cash flows	177	Weighted average cost of capital	6.8 - 16.1	10.4
			Cost of equity	10.2 - 16.4	13.9
	Relative valuations	135	Valuation multiples*		
	Listed price (adjusted)	37	Discount for lock-up	5.0 - 18.7	6.5
	Recent transactions	151		n/a	n/a
	Other techniques	161			
Total others		661			
Total		$ 3,953			

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair value of assets and liabilities

Estimated fair values of IFC's financial assets and liabilities and off-balance sheet financial instruments at June 30, 2012 and June 30, 2011 are summarized below (US$ millions). IFC's credit exposure is represented by the estimated fair values of its financial assets.

	June 30, 2012		June 30, 2011	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements	$ 36,879	$ 36,879	$ 31,777	$ 31,777
Investments:				
Loans at amortized cost, net of reserves against losses	18,845	19,452	17,731	18,769
Loans held for sale at lower of amortized cost or fair value	60	84	87	90
Loans accounted for at fair value under the Fair Value Option	591	591	637	637
Total loans	19,496	20,127	18,455	19,496
Equity investments at cost less impairment	3,066	5,269	2,748	6,561
Equity investments accounted for at fair value as available-for-sale	3,231	3,231	3,484	3,484
Equity investments accounted for at fair value under the Fair Value Option	3,477	3,477	3,081	3,081
Total equity investments	9,774	11,977	9,313	13,126
Debt securities accounted for at fair value as available-for-sale	1,916	1,916	1,961	1,961
Debt securities accounted for at fair value under the Fair Value Option	252	252	205	205
Total debt securities	2,168	2,168	2,166	2,166
Total investments	31,438	34,272	29,934	34,788
Derivative assets:				
Borrowings-related	3,369	3,369	3,562	3,562
Liquid asset portfolio-related and other	264	264	65	65
Investment-related	852	852	462	462
Client risk management-related	130	130	88	88
Total derivative assets	4,615	4,615	4,177	4,177
Other investment-related financial assets	37	158	33	174
Financial liabilities				
Securities sold under repurchase agreements	6,397	6,397	5,787	5,787
Market and IBRD borrowings outstanding	44,665	44,669	38,211	38,211
Derivative liabilities:				
Borrowings-related	627	627	357	357
Liquid asset portfolio-related and other	223	223	513	513
Investment-related	281	281	799	799
Client risk management-related	130	130	88	88
Total derivative liabilities	1,261	1,261	1,757	1,757

Other investment-related financial assets comprise standalone options and warrants that do not meet the definition of a derivative.

The fair value of loan commitments amounted to $20 million at June 30, 2012 ($21 million - June 30, 2011). Fair values of loan commitments are based on present value of loan commitment fees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair value hierarchy

The following tables provide information as of June 30, 2012 and June 30, 2011, about IFC's financial assets and financial liabilities measured at fair value on a recurring basis. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	At June 30, 2012			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Money market funds	$ 109	$ -	$ -	$ 109
Treasury securities	6,362	-	-	6,362
Foreign government obligations	6,251	14	-	6,265
Government guaranteed bonds	696	1,436	-	2,132
Supranational bonds	63	38	-	101
Municipal bonds	480	301	-	781
Agency bonds	(95)	4	-	(91)
Foreign agency bonds	1,020	171	-	1,191
Agency residential mortgage-backed securities	213	62	-	275
Asset-backed securities	-	3,780	10	3,790
Foreign asset-backed securities	1	1,026	-	1,027
Corporate bonds	3,503	73	-	3,576
Commercial mortgage-backed securities	-	874	-	874
Foreign residential mortgage-backed securities	24	1,946	-	1,970
Non-agency residential mortgage-backed securities	-	348	46	394
Collateralized debt and collateralized loan obligations	-	18	94	112
Total trading securities	18,627*	10,091	150	28,868
Loans (outstanding principal balance $607)	-	-	591	591
Equity investments:				
Banking and non-banking financial institutions	1,353	69	930	2,352
Insurance companies	114	13	78	205
Funds	-	-	2,284	2,284
Others	1,145	61	661	1,867
Total equity investments	2,612	143	3,953	6,708
Debt securities:				
Corporate debt securities	-	-	1,495	1,495
Preferred shares	-	-	657	657
Asset-backed securities	-	-	7	7
Other debt securities	-	-	9	9
Total debt securities	-	-	2,168	2,168
Derivative assets:				
Interest rate contracts	-	905	-	905
Foreign exchange	-	174	-	174
Interest rate and currency rates	-	3,116	-	3,116
Equity	-	-	418	418
Other	-	-	2	2
Total derivative assets	-	4,195	420	4,615
Total assets at fair value	**$ 21,239**	**$ 14,429**	**$ 7,282**	**$ 42,950**
Borrowings:				
Structured bonds	$ -	$ 6,219	$ -	$ 6,219
Unstructured bonds	23,444	13,183	-	36,627
Total borrowings (outstanding principal balance $42,523**)	23,444	19,402	-	42,846
Derivative liabilities:				
Interest rate contracts	-	410	-	410
Foreign exchange	-	68	-	68
Interest rate and currency rates	-	782	-	782
Equity price risk contracts	-	-	1	1
Total derivative liabilities	-	1,260	1	1,261
Total liabilities at fair value	**$ 23,444**	**$ 20,662**	**$ 1**	**$ 44,107**

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $109 million at June 30, 2012.

** includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $3,229 million, with a fair value of $2,640 million as of June 30, 2012.

Note: For the year ended June 30, 2012: trading securities with a fair value of $214 million were transferred from level 2 to level 1 due to indications of improved market activity; and, trading securities with a fair value of $749 million were transferred from level 1 to level 2 due to decrease in market activity. Equity investments with fair value of $116 million were transferred from level 1 to level 2 due to decrease in market activity; and bonds issued by IFC with a fair value of $514 million were transferred from level 2 to level 1, while bonds issued with a fair value of $1,952 million were transferred from level 1 to level 2.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	At June 30, 2011			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Money market funds	$ 1,372	$ -	$ -	$ 1,372
Treasury securities	5,313	-	-	5,313
Foreign government obligations	1,363	5	-	1,368
Government guaranteed bonds	3,991	930	-	4,921
Supranational bonds	187	25	-	212
Foreign municipal bonds	242	-	-	242
Agency bonds	24	5	-	29
Foreign agency bonds	726	173	-	899
Agency residential mortgage-backed securities	138	107	9	254
Asset-backed securities	-	3,065	43	3,108
Foreign asset-backed securities	2	664	-	666
Corporate bonds	1,695	175	-	1,870
Commercial mortgage-backed securities	-	1,473	-	1,473
Foreign residential mortgage-backed securities	46	2,251	-	2,297
Non-agency residential mortgage-backed securities	-	558	55	613
Collateralized debt and collateralized loan obligations	-	21	103	124
Total trading securities	15,099*	9,452	210	24,761
Loans (outstanding principal balance $596)	-	-	637	637
Equity investments:				
Banking and non-banking financial institutions	1,885	-	566	2,451
Insurance companies	79	-	14	93
Funds	-	-	2,104	2,104
Others	1,369	-	548	1,917
Total equity investments	3,333	-	3,232	6,565
Debt securities:				
Corporate debt securities	-	-	1,620	1,620
Preferred shares	-	-	516	516
Asset-backed securities	-	-	22	22
Other debt securities	-	-	8	8
Total debt securities	-	-	2,166	2,166
Derivative assets:				
Interest rate contracts	-	649	-	649
Foreign exchange	-	5	-	5
Interest rate and currency rates	-	3,126	-	3,126
Equity	-	-	390	390
Other	-	-	7	7
Total derivative assets	-	3,780	397	4,177
Total assets at fair value	**$ 18,432**	**$ 13,232**	**$ 6,642**	**$ 38,306**
Borrowings:				
Structured bonds	$ -	$ 4,878	$ -	$ 4,878
Unstructured bonds	18,562	12,841	-	31,403
Total borrowings (outstanding principal balance $37,174**)	18,562	17,719	-	36,281
Derivative liabilities:				
Interest rate contracts	-	428	-	428
Foreign exchange	-	73	-	73
Interest rate and currency rates	-	1,256	-	1,256
Total derivative liabilities	-	1,757	-	1,757
Total liabilities at fair value	**$ 18,562**	**$ 19,476**	**$ -**	**$ 38,038**

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $1,372 million at June 30, 2011.
** includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $2,907 million, with a fair value of $2,295 million as of June 30, 2011.
Note: For the year ended June 30, 2011 securities with a fair value of $3,463 million were transferred from level 2 to level 1 due to indications of improved market activity and changing classification approach for some sectors from vendor-based methodology to sector based methodology corroborated with observation of market activities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present the changes in the carrying amount of IFC's Level 3 financial assets and financial liabilities for the year ended June 30, 2012 and year ended June 30, 2011 (US$ millions):

Level 3 trading securities for the year ended June 30, 2012

	Asset backed securities	Mortgage backed securities	Supranational bonds	Collateralized loan and debt obligations	Total
Balance as of July 1, 2011	$ 43	$ 64	$ -	$ 103	$ 210
Transfers into Level 3 (***)	5	-	-	-	5
Transfers out of Level 3 (****)	(43)	(13)	-	-	(56)
Net gains (realized and unrealized) for the year ended June 30, 2012 in net income	-	(5)	-	13	8
Purchases, issuances, sales and settlements:					
Purchases	5	-	-	-	5
Settlements and others	-	-	-	(22)	(22)
Balance as of June 30, 2012	$ 10	$ 46	$ -	$ 94	$ 150
For the year ended June 30, 2012:					
Net unrealized gains included in net income	$ -	$ 10	$ -	$ 12	$ 22

Level 3 loans and debt securities for year ended June 30, 2012

	Loans	Debt securities				
		Corporate securities	Preferred shares	Asset backed securities	Others	Total
Balance as of July 1, 2011	$ 637	$ 1,620	$ 516	$ 22	$ 8	$ 2,166
Net gains (realized and unrealized) for the year ended June 30, 2012 in:						
Net income	(13)	10	27	-	1	38
Other comprehensive income	-	(221)	(38)	-	-	(259)
Purchases, issuances, sales and settlements:						
Purchases	-	307	214	-	-	521
Issuances	129	-	-	-	-	-
Proceeds from sales	-	-	(56)	-	-	(56)
Settlements and others	(162)	(221)	(6)	(15)	-	(242)
Balance as of June 30, 2012	$ 591	$ 1,495	$ 657	$ 7	$ 9	$ 2,168
For the year ended June 30, 2012:						
Net unrealized gains (losses) included in net income	$ (14)	$ (7)	$ 13	$ -	$ 1	$ 7
Net unrealized losses included in other comprehensive income	$ -	$ (171)	$ (38)	$ -	$ -	$ (209)

Level 3 equity investments for the year ended June 30, 2012

	Banking and non-banking institutions	Insurance companies	Funds	Others	Total
Balance as of July 1, 2011	$ 566	$ 14	$ 2,104	$ 548	$ 3,232
Transfers into Level 3 (***)	393	-	-	21	414
Transfers out of Level 3 (****)	(110)	-	-	(59)	(169)
Net gains (losses) (realized and unrealized) for the year ended June 30, 2012 in:					
Net income	(4)	(2)	(19)	(8)	(33)
Other comprehensive income	(3)	41	-	19	57
Purchases, issuances, sales and settlements:					
Purchases	58	13	436	138	645
Proceeds from sales	(28)	-	(237)	(1)	(266)
Settlements and others	58	12	-	3	73
Balance as of June 30, 2012	$ 930	$ 78	$ 2,284	$ 661	$ 3,953
For the year ended June 30, 2012:					
Net unrealized gains (losses) included in net income	$ 29	$ (2)	$ (157)	$ (6)	$ (136)
Net unrealized gains (losses) included in other comprehensive income	$ (3)	$ 41	$ -	$ 19	$ 57

(***) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of June 30, 2012.
(****)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities or sales of some securities that were part of June 2011 beginning balance as of June 30, 2012.
Note: IFC's policy is to recognize transfers in and transfers out as of the beginning of the reporting period in which the transfer occurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Level 3 derivative assets for year ended June 30, 2012

	Derivative assets		
	Equity	Others	Total
Balance as of July 1, 2011	$ 390	$ 7	$ 397
Net gains (realized and unrealized) for the year ended June 30, 2012 in net income	40	(5)	35
Purchases, issuances, sales and settlements:			
Purchases	8	-	8
Settlements and others	(20)	-	(20)
Balance as of June 30, 2012	**$ 418**	**$ 2**	**$ 420**
For the year ended June 30, 2012:			
Net unrealized gains (losses) included in net income	$ 70	$ (5)	$ 64

Level 3 trading securities for the year ended June 30, 2011

	Asset backed securities	Mortgage backed securities	Supranational bonds	Collateralized loan and debt obligations	Total
Balance as of July 1, 2010	$ 55	$ -	$ 14	$ 108	$ 177
Transfers into Level 3 (***)	2	53	-	-	55
Transfers out of Level 3 (****)	(15)	-	(14)	(5)	(34)
Net gains (realized and unrealized) for the year ended June 30, 2011 in net income	-	4	-	1	5
Purchases, issuances, sales and settlements:					
Purchases	10	9	-	-	19
Proceeds from sales	(9)	-	-	-	(9)
Settlements and others	-	(2)	-	(1)	(3)
Balance as of June 30, 2011	**$ 43**	**$ 64**	**$ -**	**$ 103**	**$ 210**
For the year ended June 30, 2011:					
Net unrealized gains included in net income	$ -	$ 16	$ -	$ 1	$ 17

(***) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of June 30, 2011.
(****) Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities or sales of some securities that were part of June 2010 beginning balance as of June 30, 2011.
Note: IFC's policy is to recognize transfers in and transfers out as of the beginning of the reporting period in which the transfer occurred.

Level 3 loans and debt securities for the year ended June 30, 2011

	Loans	Debt securities				
		Corporate securities	Preferred shares	Asset backed securities	Others	Total
Balance as of July 1, 2010	$ 450	$ 1,316	$ 464	$ 29	$ 6	$ 1,815
Net gains (realized and unrealized) for the year ended June 30, 2011 in:						
Net income	96	11	(6)	-	1	6
Other comprehensive income	-	152	(12)	-	1	141
Purchases, issuances, sales and settlements:						
Purchases	-	214	98	-	-	312
Issuances	163	-	-	-	-	-
Proceeds from sales	-	-	(12)	-	-	(12)
Settlements and others	(72)	(73)	(16)	(7)	-	(96)
Balance as of June 30, 2011	**$ 637**	**$ 1,620**	**$ 516**	**$ 22**	**$ 8**	**$ 2,166**
For the year ended June 30, 2011:						
Net unrealized gains (losses) included in net income	$ 94	$ (1)	$ (4)	$ -	$ 1	$ (4)
Net unrealized gains (losses) included in other comprehensive income	$ -	$ 164	$ (17)	$ -	$ 1	$ 148

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Level 3 equity investments for the year ended June 30, 2011

	Banking and non-banking institutions	Insurance companies	Funds	Others	Total
Balance as of July 1, 2010	$ 835	$ 33	$ 1,177	$ 444	$ 2,489
Transfers out of Level 3 (****)	(442)	(30)	-	(114)	(586)
Net gains (losses) (realized and unrealized) for the year ended June 30, 2011 in:					
Net income	15	(1)	407	88	509
Other comprehensive income	(7)	-	-	(3)	(10)
Purchases, issuances, sales and settlements:					
Purchases	91	12	637	92	832
Proceeds from sales	(5)	-	(215)	(3)	(223)
Settlements and others	79	-	98	44	221
Balance as of June 30, 2011	**$ 566**	**$ 14**	**$ 2,104**	**$ 548**	**$ 3,232**
For the year ended June 30, 2011:					
Net unrealized gains (losses) included in net income	$ 28	$ (1)	$ 348	$ 75	$ 450
Net unrealized gains (losses) included in other comprehensive income	$ (7)	$ -	$ -	$ (3)	$ (10)

Level 3 derivative assets for year ended June 30, 2011

	Derivative assets		
	Equity	Others	Total
Balance as of July 1, 2010	$ 337	$ 1	$ 338
Net gains (realized and unrealized) for the year ended June 30, 2011 in net income	134	7	141
Purchases, issuances, sales and settlements:			
Purchases	7	-	7
Settlements and others	(88)	(1)	(89)
Balance as of June 30, 2011	**$ 390**	**$ 7**	**$ 397**
For the year ended June 30, 2011:			
Net unrealized gains included in net income	$ 104	$ 6	$ 109

(****) Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities or sales of some securities that were part of June 2010 beginning balance as of June 30, 2011.

Note: IFC's policy is to recognize transfers in and transfers out as of the beginning of the reporting period in which the transfer occurred.

Gains and losses (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the consolidated income statement in income from liquid asset trading activities, income from loans and guarantees, income from equity investments and income from debt securities, respectively.

As of June 30, 2012, equity investments, accounted for at cost less impairment, with a carrying amount of $1,519 million were written down to their fair value of $1,247 million ($490 million and $405 million - June 30, 2011), resulting in a loss of $272 million, which was included in income from equity investments in the consolidated income statement during the year ended June 30, 2012 (loss of $85 million - year ended June 30, 2011). The amount of the write down was based on a Level 3 measure of fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE S – CURRENCY POSITION

IFC conducts its operations for loans, debt securities, equity investments, time deposits, trading securities, and borrowings in multiple currencies. IFC's policy is to minimize the level of currency risk by closely matching the currency of its assets (other than equity investments and quasi-equity investments) and liabilities by using hedging instruments. IFC's equity investments in enterprises located in its developing member countries are typically made in the local currency of the country. As a matter of policy, IFC carries the currency risk of equity investments and funds these investments from its capital and retained earnings. The following table summarizes IFC's exposure in major currencies at June 30, 2012 and June 30, 2011 (US$ millions):

	June 30, 2012					
	US dollar	Euro	Japanese yen	Other currencies	Fair value and other adjustments	Total
Assets						
Cash and cash equivalents	$ 2,397	$ 1,480	$ 208	$ 2,962	$ -	$ 7,047
Trading securities	18,763	997	1,359	7,749	-	28,868
Securities purchased under resale agreements	931	-	-	33	-	964
Investments:						
Loans	15,496	2,807	30	2,544	-	20,877
Less: Reserve against losses on loans	(1,120)	(164)	(1)	(96)	-	(1,381)
Net loans	14,376	2,643	29	2,448	-	19,496
Equity investments	-	-	-	9,774	-	9,774
Debt securities	1,287	69	-	812	-	2,168
Total investments	15,663	2,712	29	13,034	-	31,438
Derivative assets	6,454	393	3,832	16,034	(22,098)	4,615
Receivables and other assets	1,986	80	36	727	-	2,829
Total assets	**$ 46,194**	**$ 5,662**	**$ 5,464**	**$ 40,539**	**$ (22,098)**	**$ 75,761**
Liabilities						
Securities sold under repurchase agreements	$ 6,397	$ -	$ -	$ -	$ -	$ 6,397
Borrowings	24,672	267	3,833	15,893	-	44,665
Derivative liabilities	6,811	4,871	1,383	10,492	(22,296)	1,261
Payables and other liabilities	2,099	89	36	634	-	2,858
Total liabilities	**$ 39,979**	**$ 5,227**	**$ 5,252**	**$ 27,019**	**$ (22,296)**	**$ 55,181**

	June 30, 2011					
	US dollar	Euro	Japanese yen	Other currencies	Fair value and other adjustments	Total
Assets						
Cash and cash equivalents	$ 2,818	$ 1,217	$ 7	$ 1,425	$ -	$ 5,467
Trading securities	19,264	2,101	305	3,091	-	24,761
Securities purchased under resale agreements	1,549	-	-	-	-	1,549
Investments:						
Loans	14,056	2,978	35	2,693	-	19,762
Less: Reserve against losses on loans	(1,014)	(187)	(2)	(104)	-	(1,307)
Net loans	13,042	2,791	33	2,589	-	18,455
Equity investments	-	-	-	9,313	-	9,313
Debt securities	911	79	-	1,176	-	2,166
Total investments	13,953	2,870	33	13,078	-	29,934
Derivative assets	5,434	446	4,083	15,108	(20,894)	4,177
Receivables and other assets	1,944	233	50	375	-	2,602
Total assets	**$ 44,962**	**$ 6,867**	**$ 4,478**	**$ 33,077**	**$ (20,894)**	**$ 68,490**
Liabilities						
Securities sold under repurchase agreements	$ 5,605	$ 128	$ -	$ 54	$ -	$ 5,787
Borrowings	19,024	328	4,085	14,774	-	38,211
Derivative liabilities	12,862	4,508	35	5,345	(20,993)	1,757
Payables and other liabilities	1,500	85	50	821	-	2,456
Total liabilities	**$ 38,991**	**$ 5,049**	**$ 4,170**	**$ 20,994**	**$ (20,993)**	**$ 48,211**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE T – SEGMENT REPORTING

For management purposes, IFC's business comprises three segments: investment services, treasury services and advisory services. The investment services segment consists primarily of lending and investing in debt and equity securities. The investment services segment also includes AMC, which is not separately disclosed due to its immaterial impact. Further information about the impact of AMC on IFC's consolidated balance sheet and income statements can be found in Note B. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Advisory services provide consultation services to governments and the private sector. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of investment services is allocated from the treasury segment to the investment services segment.

The performance of investment services, treasury services and advisory services is assessed by senior management on the basis of net income for each segment, return on assets, and return on capital employed. In addition, Advisory services is also assessed on the basis of the level and adequacy of its funding sources (See Note V). IFC's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

An analysis of IFC's major components of income and expense by business segment for the years ended June 30, 2012, June 30, 2011 and June 30, 2010, is given below (US$ millions):

	Year ended June 30, 2012			
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees	$ 938	$ -	$ -	$ 938
(Provision) release of provision for losses on loans, guarantees and other receivables	(117)	-	-	(117)
Income from equity investments	1,457	-	-	1,457
Income from debt securities	81	-	-	81
Income from liquid asset trading activities	-	313	-	313
Charges on borrowings	(92)	(89)	-	(181)
Advisory services income	-	-	269	269
Other income	179	-	-	179
Administrative expenses	(728)	(23)	(47)	(798)
Advisory services expenses	-	-	(290)	(290)
Other expenses	(119)	-	-	(119)
Foreign currency transaction gains and losses on non-trading activities	145	-	-	145
Net gains and losses on other non-trading financial instruments accounted for at fair value				
Realized gains	11	-	-	11
Gains on non-monetary exchanges	10	-	-	10
Unrealized (losses) gains	(34)	(206)	-	(240)
Grants to IDA	(330)	-	-	(330)
Net income (loss)	**$ 1,401**	**$ (5)**	**$ (68)**	**$ 1,328**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year ended June 30, 2011			
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees	$ 869	$ 8	$ -	$ 877
(Provision) release of provision for losses on loans, guarantees and other receivables	40	-	-	40
Income from equity investments	1,464	-	-	1,464
Income from debt securities	46	-	-	46
Income from liquid asset trading activities	-	529	-	529
Charges on borrowings	(109)	(31)	-	(140)
Other income	222	-	-	222
Administrative expenses	(665)	(9)	(26)	(700)
Advisory services expenses	-	-	(153)	(153)
Other expenses	(128)	-	-	(128)
Foreign currency transaction gains and losses on non-trading activities	(33)	-	-	(33)
Net gains and losses on other non-trading financial instruments accounted for at fair value				
Realized gains	63	-	-	63
Gains on non-monetary exchanges	22	-	-	22
Unrealized (losses) gains	(23)	93	-	70
Grants to IDA	(600)	-	-	(600)
Net income (loss)	**$ 1,168**	**$ 590**	**$ (179)**	**$ 1,579**

	Year ended June 30, 2010			
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees	$ 786	$ 15	$ -	$ 801
(Provision) release of provision for losses on loans, guarantees and other receivables	(155)	-	-	(155)
Income from equity investments	1,638	-	-	1,638
Income from debt securities	108	-	-	108
Income from liquid asset trading activities	-	815	-	815
Charges on borrowings	(117)	(46)	-	(163)
Other income	176	-	-	176
Administrative expenses	(635)	(13)	(16)	(664)
Advisory services expenses	-	-	(108)	(108)
Other expenses	(81)	-	-	(81)
Foreign currency transaction gains and losses on non-trading activities	(82)	-	-	(82)
Net gains and losses on other non-trading financial instruments accounted for at fair value				
Realized gains	5	-	-	5
Gains on non-monetary exchanges	6	-	-	6
Unrealized (losses) gains	(124)	(226)	-	(350)
Grants to IDA	(200)	-	-	(200)
Net income (loss)	**$ 1,325**	**$ 545**	**$ (124)**	**$ 1,746**

Geographical segment data in respect of client services is disclosed in Note D, and the composition of Liquid Assets is provided in Note C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE U – VARIABLE INTEREST ENTITIES

Significant variable interests

IFC has identified 106 investments in VIEs which are not consolidated by IFC but in which it is deemed to hold significant variable interests at June 30, 2012 (93 investments - June 30, 2011).

The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not absorb the majority of funds' expected losses or expected residual returns and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC's involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements. IFC's interests in these VIEs are recorded on IFC's consolidated balance sheet primarily in equity investments, loans, debt securities, and other liabilities, as appropriate.

Based on the most recent available data of these VIEs, the balance sheet size, including committed funding, in which IFC is deemed to hold significant variable interests, totaled $18,143 million at June 30, 2012 ($16,009 million - June 30, 2011). IFC's maximum exposure to loss as a result of its investments in these VIEs, comprising both carrying amount of investments and amounts committed but not yet disbursed, was $3,213 million at June 30, 2012 ($3,197 million - June 30, 2011).

The industry sector and geographical regional analysis of IFC's maximum exposures as a result of its investment in these VIEs at June 30, 2012 and June 30, 2011 is as follows (US$ millions):

	June 30, 2012					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Manufacturing, agribusiness and services						
Asia	$ 93	$ -	$ 4	$ -	$ -	$ 97
Europe, Middle East and North Africa	284	30	3	-	-	317
Sub-Saharan Africa, Latin America and Caribbean	140	31	-	-	-	171
Total manufacturing, agribusiness and services	517	61	7	-	-	585
Financial markets						
Asia	20	57	-	-	-	77
Europe, Middle East and North Africa	56	42	85	-	-	183
Sub-Saharan Africa, Latin America and Caribbean	62	114	55	1	-	232
Other	72	-	122	-	13	207
Total financial markets	210	213	262	1	13	699
Infrastructure and natural resources						
Asia	721	33	33	-	-	787
Europe, Middle East and North Africa	406	31	2	-	72	511
Sub-Saharan Africa, Latin America and Caribbean	556	27	25	8	15	631
Total infrastructure and natural resources	1,683	91	60	8	87	1,929
Maximum exposure to VIEs	$ 2,410	$ 365	$ 329	$ 9	$ 100	$ 3,213

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2011					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Manufacturing, agribusiness and services						
Asia	$ 55	$ 2	$ 8	$ -	$ -	$ 65
Europe, Middle East and North Africa	97	69	-	-	-	166
Sub-Saharan Africa, Latin America and Caribbean	408	30	2	-	-	440
Total manufacturing, agribusiness and services	560	101	10	-	-	671
Financial markets						
Asia	10	12	41	-	-	63
Europe, Middle East and North Africa	92	71	88	133	-	384
Sub-Saharan Africa, Latin America and Caribbean	62	44	6	-	-	112
Other	111	9	69	-	16	205
Total financial markets	275	136	204	133	16	764
Infrastructure and natural resources						
Asia	740	51	20	-	-	811
Europe, Middle East and North Africa	489	12	5	16	8	530
Sub-Saharan Africa, Latin America and Caribbean	348	34	-	-	39	421
Total infrastructure and natural resources	**1,577**	**97**	**25**	**16**	**47**	**1,762**
Maximum exposure to VIEs	**$ 2,412**	**$ 334**	**$ 239**	**$ 149**	**$ 63**	**$ 3,197**

The carrying amount of investments and maximum exposure to VIEs at June 30, 2012 and June 30, 2011 is as follows (US$ millions):

	June 30, 2012		
Investment Portfolio	Carrying amount of investments	Committed but not yet disbursed	Maximum exposure
Loans	$ 1,749	$ 661	$ 2,410
Equity investments	212	153	365
Debt securities	329	-	329
Guarantees	9	-	9
Risk management	79	21	100
Maximum exposure to VIEs	**$ 2,378**	**$ 835**	**$ 3,213**

	June 30, 2011		
Investment Portfolio	Carrying amount of investments	Committed but not yet disbursed	Maximum exposure
Loans	$ 1,745	$ 667	$ 2,412
Equity investments	209	125	334
Debt securities	239	-	239
Guarantees	149	-	149
Risk management	44	19	63
Maximum exposure to VIEs	**$ 2,386**	**$ 811**	**$ 3,197**

NOTE V – ADVISORY SERVICES

IFC provides advisory services to government and private sector clients through four business lines: access to finance; investment climate; public-private partnerships and sustainable business. IFC funds this business line by a combination of cash received from government and other donors and IFC's operations via retained earnings and operating budget designations as well as fees received from the recipients of the services.

IFC administers donor funds through trust funds (Trust Funds). The donor funds may be used to support feasibility studies, project preparation, and other advisory services initiatives. Donor funds are restricted for purposes specified in agreements with the donors. IFC's funding for advisory services are made in accordance with terms approved by IFC's Board. Donor funds under administration and IFC's funding can be commingled in accordance with administration agreements with donors. The comingled funds are held in a separate liquid asset investment portfolio (The "Pool"), managed by IBRD, which is not commingled with IFC's other liquid assets. Donor funds are refundable until expended for their designated purpose.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Pool is actively managed and invested in accordance with the investment strategy established for all trust funds administered by the World Bank Group. The primary objective of the investment strategy is to maintain liquidity to meet foreseeable cash flow needs with a secondary objective of providing investment returns.

Prior to July 1, 2011, the portion of the Pool representing undisbursed donor funds was not reported on IFC's consolidated balance sheet. Further, advisory services expenses incurred were reported net of donor funding.

Beginning July 1, 2011, the entire Pool, including the portion represented by undisbursed donor funds, is reported at fair value in other assets. Due to the refundable nature of undisbursed donor funds, a corresponding obligation is recorded in other liabilities - changes in the fair value of the portion of the pool representing undisbursed donor funds are recorded in other liabilities. Further, advisory services expenses are reported gross - an amount equal to the portion of advisory services expenses funded by donors is included in advisory services income.

As of June 30, 2012, other assets include $602 million representing the entire Pool, including undisbursed donor funds of $406 million and IFC advisory services funding of $196 million. Included in other liabilities as of June 30, 2012 is $406 million of refundable undisbursed donor funds.

NOTE W – PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

The SRP provides pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.

IFC uses a June 30 measurement date for its pension and other postretirement benefit plans. The amounts presented below reflect IFC's respective share of the costs, assets and liabilities of the plans.

All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing ratio. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to these plans are calculated as a percentage of salary.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the years ended June 30, 2012, June 30, 2011 and June 30 2010 (US$ millions):

	SRP			RSBP			PEBP		
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Benefit cost									
Service cost	$ 87	$ 78	$ 60	$ 17	$ 16	$ 12	$ 9	$ 8	$ 6
Interest cost	112	109	107	17	16	14	6	5	5
Expected return on plan assets	(150)	(137)	(141)	(18)	(16)	(14)	-	-	-
Amortization of prior service cost	2	1	2	-	*	*	*	*	*
Amortization of unrecognized net loss	6	20	11	4	6	5	4	3	2
Net periodic pension cost (income)	**$ 57**	**$ 71**	**$ 39**	**$ 20**	**$ 22**	**$ 17**	**$ 19**	**$ 16**	**$ 13**

* Less than $0.5 million

The expenses for the SRP, RSBP, and PEBP are included in expense from pension and other postretirement benefit plans. For the years ended June 30, 2012, June 30, 2011 and June 30, 2010, expenses for these plans of $96 million, $109 million and $69 million, respectively, were allocated to IFC.

The following table summarizes the projected benefit obligations, fair value of plan assets, and funded status associated with the SRP, RSBP, and PEBP for IFC for the years ended June 30, 2012 and June 30, 2011 (US$ millions). Since the assets for the PEBP are not held in an irrevocable trust separate from the assets of IBRD, they do not qualify for off-balance sheet accounting and are therefore included in IBRD's investment portfolio. IFC has recognized a receivable (prepaid asset) from IBRD and a payable (liability) to IBRD equal to the amount required to support the plan. The assets of the PEBP are invested in fixed income and equity instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	SRP		RSBP		PEBP	
	2012	2011	2012	2011	2012	2011
Projected benefit obligations						
Beginning of year	$ 2,166	$ 1,927	$ 305	$ 268	$ 127	$ 100
Service cost	87	78	17	15	9	8
Interest cost	112	109	17	16	7	6
Participant contributions	27	26	2	1	*	-
Retiree Drug Subsidy received	-	-	-	1	-	-
Amendments	-	-	25	-	-	-
Benefits paid	(100)	(88)	(6)	(6)	(6)	(5)
Actuarial loss (gain)	355	114	56	10	38	18
End of year	2,647	2,166	416	305	175	127
Fair value of plan assets						
Beginning of year	2,347	2,042	266	213	-	-
Participant contributions	27	26	2	1	-	-
Actual return on assets	94	317	6	34	-	-
Employer contributions	63	50	26	24	-	-
Benefits paid	(100)	(88)	(6)	(6)	-	-
End of year	2,431	2,347	294	266	-	-
Funded status*	(216)	181	(122)	(39)	(175)	(127)
Accumulated benefit obligations	$ 1,812	$ 1,461	$ 416	$ 304	$ 148	$ 108

** Positive funded status is reflected in Receivables and other assets under prepaid pension and other postretirement benefit cost, in Note J; negative funded status is included in Payables and other liabilities under liabilities under retirement benefits plans, in Note L*

Currently IFC is enrolled in the U.S. Government Retiree Drug Subsidy (RDS) program. Effective January 1, 2013, IFC will be moving from RDS to an Employer Group Waiver Plan (EGWP), an employer-sponsored prescription drug plan that further enhances coordination with Medicare prescription drug coverage under Medicare Part D.

During the fiscal year ended June 30, 2012, amendments were made to the RSBP. These include the integration of the prescription drug coverage with EGWP, thereby providing reimbursements for standard and income related premiums paid for medical insurance under Medicare Part B to all eligible plan participants effective on July 1, 2012, and providing reimbursements of Medicare Part D income-related premium amounts once the plan is integrated with EGWP, for all eligible plan participants effective January 1, 2013. The effect of these changes is a $25 million increase to the projected benefit obligation at June 30, 2012.

The following tables present the amounts included in Accumulated Other Comprehensive Income relating to Pension and Other Postretirement Benefits (US$ millions):

Amounts included in Accumulated Other Comprehensive Loss in the year ended June 30, 2012:

	SRP	RSBP	PEBP	Total
Net actuarial loss	$ 648	$ 151	$ 108	$ 907
Prior service cost	4	25	1	30
Net amount recognized in accumulated other comprehensive loss	$ 652	$ 176	$ 109	$ 937

Amounts included in Accumulated Other Comprehensive Loss in the year ended June 30, 2011:

	SRP	RSBP	PEBP	Total
Net actuarial loss	$ 244	$ 87	$ 75	$ 406
Prior service cost	5	-	1	6
Net amount recognized in accumulated other comprehensive loss	$ 249	$ 87	$ 76	$ 412

The estimated amounts that will be amortized from Accumulated Other Comprehensive Income (Loss) into net periodic benefit cost in the fiscal year ending June 30, 2013 are as follows (US$ millions):

	SRP	RSBP	PEBP	Total
Net actuarial loss	$ 36	$ 8	$ 7	$ 51
Prior service cost	1	2	*	3
Amount estimated to be amortized into net periodic benefit cost	$ 37	$ 10	$ 7	$ 54

* Less than $0.5 million

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Assumptions

The actuarial assumptions used are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.

The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end yield of AA corporate bonds.

Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs for the years ended June 30, 2012, June 30, 2011 and June 30, 2010:

Weighted average assumptions used to determine projected benefit obligation (%)

	SRP			RSBP			PEBP		
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Discount rate	3.90	5.30	5.75	4.10	5.50	6.00	3.90	5.20	5.75
Rate of compensation increase	5.40	5.90	6.20				5.40	5.90	6.20
Health care growth rates - at end of fiscal year				6.30	6.90	7.00			
Ultimate health care growth rate				3.60	4.00	4.25			
Year in which ultimate rate is reached				2022	2022	2022			

Weighted average assumptions used to determine net periodic pension cost (%)

	SRP			RSBP			PEBP		
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Discount rate	5.30	5.75	7.00	5.50	6.00	7.00	5.20	5.75	7.00
Expected return on plan assets	6.40	6.75	7.75	6.70	7.75	7.75			
Rate of compensation increase	5.90	6.20	6.70				5.90	6.20	6.70
Health care growth rates: -at end of fiscal year				6.90	7.00	7.00			
Ultimate health care growth rate				4.00	4.25	4.75			
Year in which ultimate rate Is reached				2022	2022	2017			

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate (US$ millions):

	One-percentage-point increase	One-percentage-point decrease
Effect on total service and interest cost	$ 9	$ (7)
Effect on postretirement benefit obligation	89	(69)

Investment strategy

The investment policies establish the framework for investment of the plan assets based on long-term investment objectives and the trade-offs inherent in seeking adequate investment returns within acceptable risk parameters. A key component of the investment policy is to establish a Strategic Asset Allocation (SAA) representing the policy portfolio (i.e., neutral mix of assets) around which the plans are invested. The SAA for the plans is reviewed in detail and reset about every three to five years, with an annual review of key assumptions.

The key long-term objective is to target and secure asset performance that is reasonable in relation to the growth rate of the underlying liabilities and the assumed sponsor contribution rates. This is particularly so in the case of the SRP, which has liabilities that can be projected with a reasonable level of confidence based on the actuarial assumptions. Given the relatively long investment horizons of the SRP and RSBP, and the relatively modest liquidity needs over the short-term to pay benefits and meet other cash requirements, the focus of the investment strategy is on generating sustainable long-term investment returns through various asset classes and strategies including equity, quasi-equity, private equity and real estate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The SAA is derived using a mix of quantitative analysis that incorporates expected returns and volatilities by asset class as well as correlations across the asset classes, and qualitative considerations such as the desired liquidity needs of the plans. The SAA is comprised of a diversified portfolio drawn from among fixed-income, equity, real assets and absolute return strategies.

The revised target asset allocations for the SRP and RSBP were approved in December 2010 and April 2011, respectively.

The following table presents the actual and target asset allocation at June 30, 2012 and June 30, 2011 by asset category for the SRP and RSBP. The portfolios are still in a period of transition to the new SAA, especially with regard to private equity, and hedge funds and real assets, which explains for the most part, the differences between the target allocation and the actual allocation as of June 2012.

	SRP			RSBP		
	Target Allocation 2012 (%)	% of Plan Assets 2012	% of Plan Assets 2011	Target Allocation 2012 (%)	% of Plan Assets 2012	% of Plan Assets 2011
Asset class						
Fixed income & cash	31.0	33	33	24.0	32	33
Public equity	27.0	24	24	29.0	27	27
Private equity	15.0	20	20	20.0	24	25
Hedge funds and active overlay	15.0	11	11	15.0	8	8
Real assets*	12.0	12	12	12.0	9	7
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

** Real assets are primarily comprised of Real Estate and Real Estate Investment Trusts (REITS), with a small allocation to infrastructure and timber.*

Significant concentrations of risk in Plan assets

The assets of the SRP and RSBP are diversified across a variety of asset classes. Investments in these asset classes are further diversified across funds, managers, strategies, geographies and sectors, to limit the impact of any individual investment. In spite of such level of diversification, equity market risk remains the primary source of the overall return volatility of the Plans.

Risk management practices

Managing investment risk is an integral part of managing the assets of the Plans. Liability driven investment management and asset diversification are central to the overall investment strategy and risk management approach for the SRP. The surplus volatility risk (defined as the annualized standard deviation of asset returns relative to that of liabilities) is considered the primary indicator of the overall investment risk of the Plans. It is used to define the risk tolerance level and establish the overall level of investment risk.

Investment risk is regularly monitored at the absolute level, as well as at the relative levels with respect to the investment policy, manager benchmarks, and liabilities of the Plans. Stress tests are performed periodically using relevant market scenarios to assess the impact of extreme market events. Monitoring of performance (at both manager and asset class levels) against benchmarks, and compliance with investment guidelines, is carried out on a regular basis as part of the risk monitoring process. Risk management for different asset classes is tailored to their specific characteristics and is an integral part of the external managers' due diligence and monitoring processes.

Credit risk is monitored on a regular basis and assessed for possible market event impacts. The liquidity position of the Plans is analyzed at regular intervals and periodically tested using various stress scenarios to ensure that the Plans have sufficient liquidity to meet all cash flow requirements. In addition, the long-term cash flow needs of the Plans are considered during the SAA exercise and are one of the main drivers in determining maximum allocation to the illiquid investment vehicles.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair value measurements and disclosures

All plan assets are measured at fair value on recurring basis. The following table presents the fair value hierarchy of major categories of plans assets as of June 30, 2012 and June 30, 2011 (US$ millions):

	June 30, 2012 Fair value measurements on a recurring basis							
	SRP				RSBP			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities								
Time Deposits	$ -	$ 9	$ -	$ 9	$ -	$ 4	$ -	$ 4
Securities purchased under resale agreements	15	-	-	15	3	-	-	3
Government and agency securities	595	104	-	699	38	49	-	87
Corporate and convertible bonds	-	27	-	27	-	3	-	3
Asset-backed securities	-	9	-	9	-	1	*	1
Mortgage-backed securities	-	49	-	49	-	1	*	1
Total Debt securities	610	198	-	808	41	58	*	99
Equity securities								
US common stocks	73	-	-	73	8	-	-	8
Non-US common stocks	240	-	-	240	33	-	-	33
Mutual funds	107	-	-	107	9	-	-	9
Real estate investment trusts (REITS)	57	-	-	57	3	-	-	3
Total Equity securities	477	-	-	477	53	-	-	53
Commingled funds	-	140	-	140	-	28	-	28
Private equity	-	-	491	491	-	-	67	67
Hedge funds	-	173	68	241	-	16	7	23
Derivative assets /liabilities	(*)	(1)	-	(1)	1	(*)	-	1
Real estate (including Infrastructure and timber	-	65	174	239	*	2	21	23
Other assets /liabilities**, net	-	*	-	36	-	-	-	-
Total Assets	$ 1,087	$ 575	$ 733	$ 2,431	$ 95	$ 104	$ 95	$ 294

	June 30, 2011 Fair value measurements on a recurring basis							
	SRP				RSBP			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities								
Time Deposits	$ -	$ 43	$ -	$ 43	$ -	$ 4	$ -	$ 4
Securities purchased under resale agreements	54	-	-	54	4	-	-	4
Government and agency securities	470	178	-	648	11	48	-	59
Corporate and convertible bonds	-	47	-	47	-	21	-	21
Asset-backed securities	-	22	5	27	-	1	*	1
Mortgage-backed securities	-	77	3	80	-	1	*	1
Total Debt securities	524	367	8	899	15	75	*	90
Equity securities								
US common stocks	62	-	-	62	6	-	-	6
Non-US common stocks	219	-	-	219	26	-	-	26
Mutual funds	47	-	-	47	7	-	-	7
Real estate investment trusts (REITS)	48	-	-	48	*	-	-	*
Total Equity securities	376	-	-	376	39	-	-	39
Commingled funds	-	138	-	138	-	31	-	31
Private equity	-	-	475	475	-	-	66	66
Hedge funds	-	218	61	279	-	16	6	22
Derivative assets /liabilities	3	(5)	-	(2)	*	(1)	-	(1)
Real estate (including Infrastructure and timber	-	59	139	198	-	2	17	19
Other assets /liabilities**, net	-	*	-	(17)	-	-	-	*
Total Assets	$ 903	$ 777	$ 683	$ 2,346	$ 54	$ 123	$ 89	$ 266

* Less than $0.5 million.

** Includes receivables and payables carried at amounts that approximate fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present a reconciliation of Level 3 assets held during the year ended June 30, 2012 and 2011 (US$ millions). For the fiscal year ended June 30, 2011, investments in certain real estate funds that were identified as redeemable within 90 days of the period end were transferred out of Level 3 into Level 2.

	June 30, 2012 SRP: Fair value measurements using significant unobservable inputs						
	Corporate and convertible debt	Asset-backed securities	Mortgage-backed securities	Private equity	Real estate	Hedge funds	Total
Beginning of the fiscal year	$ -	$ 5	$ 3	$ 475	$ 139	$ 61	$ 683
Actual return on plan assets:							
Relating to assets still held at the reporting date	*	(*)	1	(42)	4	(1)	(38)
Relating to assets sold during the period	*	*	(1)	40	6	(1)	44
Purchase, issuance and settlements, net	(*)	(5)	(2)	18	25	11	47
Transfers in	-	-	*	-	-	4	4
Transfers out	-	(*)	(1)	-	-	(6)	(7)
Balance at end of fiscal year	$ *	$ *	$ *	$ 491	$ 174	$ 68	$ 733

* Less than $0.5 million

	June 30, 2012 RSBP: Fair value measurements using significant unobservable inputs						
	Corporate and Convertible Debt	Asset-backed Securities	Mortgage-backed Securities	Private Equity	Real Estate	Hedge Funds	Total
Beginning of the fiscal year	$ -	$ *	$ *	$ 66	$ 17	$ 6	$ 89
Actual return on plan assets:							
Relating to assets still held at the reporting date	-	(*)	*	(5)	3	(*)	(2)
Relating to assets sold during the period	-	(*)	*	6	2	(*)	8
Purchase, issuance and settlements, net	-	(*)	(*)	*	(1)	2	1
Transfers in	-	-	-	-	-	*	*
Transfers out	-	(*)	(*)	-	-	(1)	(1)
Balance at end of fiscal year	$ -	$ *	$ *	$ 67	$ 21	$ 7	$ 95

* Less than $0.5 million

	June 30, 2011 SRP: Fair value measurements using significant unobservable inputs						
	Corporate and convertible debt	Asset-backed securities	Mortgage-backed securities	Private equity	Real estate	Hedge funds	Total
Beginning of the fiscal year	$ 1	$ 9	$ 4	$ 406	$ 136	$ 78	$ 634
Actual return on plan assets:							
Relating to assets still held at the reporting date	-	1	*	11	28	8	48
Relating to assets sold during the period	-	(1)	*	51	3	5	58
Purchase, issuance and settlements, net	*	1	*	7	29	(31)	6
Transfers in (out)	(1)	(5)	(1)	-	(57)	1	(63)
Balance at end of fiscal year	$ *	$ 5	$ 3	$ 475	$ 139	$ 61	$ 683

* Less than $0.5 million

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2011 RSBP: Fair value measurements using significant unobservable inputs						
	Corporate And Convertible Debt	Asset-backed Securities	Mortgage-backed Securities	Private Equity	Real Estate	Hedge Funds	Total
Beginning of the fiscal year	$ *	$ *	$ *	$ 55	$ 12	$ 7	$ 74
Actual return on plan assets:							
Relating to assets still held at the reporting date	-	-	-	4	2	1	7
Relating to assets sold during the period	-	-	-	7	1	1	9
Purchase, issuance and settlements, net	-	-	-	-	4	(3)	1
Transfers in (out)	-	-	-	-	(2)	*	(2)
Balance at end of fiscal year	$ *	$ *	$ *	$ 66	$ 17	$ 6	$ 89

* Less than $0.5 million

Valuation methods and assumptions

The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of Plan assets. It is important to note that the investment amounts in the asset categories shown in the table above may be different from the asset category allocation shown in the Investment Strategy section of the note. Asset classes in the table above are grouped by the characteristics of the investments held. The asset class break-down in the Investment Strategy section is based on management's view of the economic exposures after considering the impact of derivatives and certain trading strategies.

Debt securities

Debt securities include time deposits, U.S. treasuries and agencies, debt obligations of foreign governments and debt obligations in corporations of domestic and foreign issuers. Fixed income also includes investments in asset backed securities such as collateralized mortgage obligations and mortgage backed securities. These securities are valued by independent pricing vendors at quoted market prices for the same or similar securities, where available. If quoted market prices are not available, fair values are based on discounted cash flow models using market-based parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves. Some debt securities are valued using techniques which require significant unobservable inputs. The selection of these inputs may involve some judgment. Management believes its estimates of fair value are reasonable given its processes for obtaining securities prices from multiple independent third-party vendors, ensuring that valuation models are reviewed and validated, and applying its approach consistently from period to period. Unless quoted prices are available, money market instruments and securities purchased under resale agreements are reported at face value which approximates fair value.

Equity securities

Equity securities (including REITS) are invested in companies in various industries and countries. Investments in public equity listed on securities exchanges are valued at the last reported sale price on the last business day of the fiscal year.

Commingled funds

Commingled funds are typically common or collective trusts reported at net asset value (NAV) as provided by the investment manager or sponsor of the fund based on valuation of underlying investments, and reviewed by management.

Private equity

Private equity includes investments primarily in leveraged buyouts, distressed investments and venture capital funds across North America, Europe and Asia in a variety of sectors. A large number of these funds are in the investment phase of their life cycle. Private Equity investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, and reviewed by management, taking into consideration the latest audited financial statements of the funds. The underlying investments are valued using inputs such as cost, operating results, discounted future cash flows and trading multiples of comparable public securities.

Real estate

Real estate includes several funds which invest in core real estate as well as non-core type of real estate investments such as debt, value add, and opportunistic equity investments. Real estate investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, and reviewed by management, taking into consideration the latest audited financial statements of the funds. The valuations of underlying investments are based on income and/or cost approaches or comparable sales approach, and taking into account discount and capitalization rates, financial conditions, local market conditions among others.

Hedge fund investments

Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. Hedge Funds include investments in equity, event driven, fixed income, multi strategy and macro relative value strategies. These investments do not have a readily determinable fair market value and are reported at NAVs provided by external managers or fund administrators (based on the valuations of underlying investments) on a monthly basis, and reviewed by management, taking into consideration the latest audited financial statements of the funds.

Investments in hedge funds and commingled funds can typically be redeemed at NAV within the near term while investments in private equity and most real estate are inherently long term and illiquid in nature with a quarter lag in reporting by the fund managers. Reporting of those asset classes with a reporting lag, management estimates are based on the latest available information taking into account underlying market fundamentals and significant events through the balance sheet date.

Investment in derivatives

Investment in derivatives such as equity or bond futures, TBA securities, swaps, options and currency forwards are used to achieve a variety of objectives that include hedging interest rates and currency risks, gaining desired market exposure of a security, an index or currency exposure and rebalancing the portfolio. Over-the-counter derivatives are reported using valuations based on discounted cash flow methods incorporating market observable inputs.

Estimated future benefits payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at June 30, 2012 (US$ millions):

	SRP	RSBP		PEBP
		Before Federal subsidy	Federal subsidy**	
July 1, 2012 - June 30, 2013	$ 95	$ 6	$ *	$ 8
July 1, 2013 - June 30, 2014	103	6	-	9
July 1, 2014 - June 30, 2015	110	7	-	9
July 1, 2015 - June 30, 2016	119	8	-	10
July 1, 2016 - June 30, 2017	128	9	-	11
July 1, 2017 - June 30, 2022	766	65	-	70

* Less than $0.5 million
** Effective January 1,2013, IFC will be moving from RDS to EGWP. See page 93 for further discussion.

Expected contributions

IFC's contribution to the SRP and RSBP varies from year to year, as determined by the Pension Finance Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP for IFC during the year beginning July 1, 2012 is $70 million and $25 million, respectively.

NOTE X – SERVICE AND SUPPORT PAYMENTS

IFC obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, and other services such as communications, internal auditing, administrative support, supplies, and insurance. IFC makes payments for these services to IBRD based on negotiated fees, chargebacks and allocated charges, where chargeback is not feasible. Expenses allocated to IFC for the year ended June 30, 2012, were $57 million ($50 million - year ended June 30, 2011; $39 million - year ended June 30, 2010). Other chargebacks include $26 million for the year ended June 30, 2012 ($26 million - year ended June 30, 2011; $29 million - year ended June 30, 2010).

NOTE Y – CONTINGENCIES

In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC's financial position, results of operations or cash flows.

INDEPENDENT AUDITORS' REPORT



KPMG LLP
Suite 12000
1801 K Street, NW
Washington, DC 20006

Independent Auditors' Report

President and Board of Directors
International Finance Corporation:

We have audited the accompanying consolidated balance sheets of the International Finance Corporation (IFC) as of June 30, 2012 and 2011, including the consolidated statement of capital stock and voting power as of June 30, 2012, and the related consolidated income statements and statements of comprehensive income, changes in capital, and cash flows for each of the fiscal years in the three-year period ended June 30, 2012. These consolidated financial statements are the responsibility of IFC's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IFC as of June 30, 2012 and 2011, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended June 30, 2012 in conformity with accounting principles generally accepted in the United States of America.

We have also examined in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion, included in the accompanying *Management's Report Regarding Effectiveness of Internal Control Over External Financial Reporting*, that IFC maintained effective internal control over external financial reporting as of June 30, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 9, 2012 expressed an unqualified opinion on management's assertion.

KPMG LLP

Washington, DC
August 9, 2012